04043736

FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

P.E.
9/1/04

For the month of September 2004

FIAT S.p.A.
(Translation of Registrant's name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ___ No ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes X No ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 20, 2004

FIAT S.P.A.

By:______________________
Mario Rosario Maglione
Power of Attorney

FIAT

Report of the Board of Directors on Operations

in the First Half of 2004

99th Fiscal Year

Contents

This report is published in Italian and English. Italian version is binding.

Fiat S.p.A.

Head Office: 250 Via Nizza, Turin, Italy
Paid-in Capital: 4,918,113,540 euros
Entered in the Turin Company Register
Fiscal Code: 00469580013

Financial Highlights of the Fiat Group

Fiscal 2003	(in millions of euros)	1st half 2004	1st half 2003 Consolidated	1st half 2003 Continuing Operations
47,271	Consolidated revenues	**23,508**	24,774	22,163
(510)	Operating result	**(140)**	(367)	(543)
347	Non-operating income (expenses) (*)	**(123)**	263	279
(319)	EBIT	**(224)**	(146)	(237)
(1,298)	Result before taxes	**(407)**	(570)	(749)
(1,948)	Net result before minority interest	**(669)**	(737)	(742)
(1,900)	Group interest in net result	**(658)**	(708)	N.A.
(3,028)	Net financial position, positive / (negative)	**(4,254)**	(4,812)	(5,498)
7,494	Stockholders' equity before minority interest	**6,942**	7,457	7,444
6,793	Group interest in stockholders' equity	**6,297**	6,641	N.A.
2,011	Investments in fixed assets	**739**	771	738
1,747	Research and development	**912**	916	893
321	Cash flow (Net result before minority interest plus depreciation and amortization)	**410**	448	378
10,522	Net invested capital	**11,196**	12,269	12,942
162,237	Number of employees at the end of the period	**160,708**	174,141	168,714

(*)The 2003 figures for continuing operations include net gains on the disposal of discontinued operations, amounting to 487 million euros for the first half of 2003 and to 1,742 million euros for the entire 2003 fiscal year.

BOARD OF DIRECTORS AND CONTROL BODIES

Board of Directors

Chairman	Luca Cordero di Montezemolo
Vice Chairman	John Elkann (1)
Chief Executive Officer	Sergio Marchionne (1)
Directors	Andrea Agnelli Angelo Benessia (2) Tiberto Brandolini d'Adda Flavio Cotti (1) Luca Garavoglia (2) Hermann Josef Lamberti (1) Daniel John Winteler (1)
Secretary of the Board	Franzo Grande Stevens

(1) Member of the Nominating and Compensation Committee

(2) Member of the Internal Control Committee

Board of Statutory Auditors

Statutory Auditors	Cesare Ferrero – *Chairman* Giuseppe Camosci Giorgio Ferrino
Alternate Auditors	Giorgio Giorgi Natale Ignazio Girolamo Piero Locatelli

External Auditors

Deloitte & Touche S.p.A.

Overview

PERFORMANCE IN THE FIRST HALF OF 2004 (1)

Positive contributions by most Sectors enabled the Group to increase revenues by 1.3 billion euros in the first half of 2004. The operating loss was cut back sharply, falling to 140 million euros (loss of 543 million euros in the first six months of 2003). This positive trend was underscored by the Group's return to operating profitability (+18 million euros) in the second quarter of 2004. The net financial position was negative by 4.25 billion euros (negative 3 billion euros at December 31, 2003), mainly due to an increase in working capital, in particular in the first quarter of the year. The Group was able to hold its liquidity at about 7 billion euros, roughly the same as at the beginning of the year, after redeeming bonds for 1 billion euros and repurchasing for cancellation US$540 in bonds exchangeable into GM shares.

The Group's **net revenues** grew to 23.5 billion euros, an increase of 6.1% over the 22.2 billion euros booked in the first half of 2003. Virtually all Sectors contributed to this improvement, with gains of 7% for Fiat Auto, 5.4% for CNH (despite an unfavorable exchange rate), 8.7% for Iveco, 17.8% for Ferrari-Maserati, 8% for Magneti Marelli (excluding the consolidation of the Electronic Systems business unit), 6.2% for Teksid and 16.3% for Itedi.

The **operating loss** of 140 million euros was sharply lower than in the first six months of 2003, when the Group's operations lost 543 million euros. Profitability improvements at CNH, Iveco, Magneti Marelli and Teksid account for most of this gain. Fiat Auto's operating loss also shrank, falling from 656 million euros in the first half of 2003 to 474 million euros in the same period this year.

The **loss before taxes** totaled 407 million euros, down from a loss of 749 million euros in the first six months of 2003. A decrease in the operating loss and lower financial expenses account for this improvement.

The **consolidated net loss** decreased to 669 million euros, compared with a consolidated net loss of 820 million euros in the first half of 2003.

At June 30, 2004, the Group's **liquidity** (cash and marketable securities) amounted to just under 7 billion euros, about the same as at December 31, 2003.

Consolidated **gross indebtedness** (financial payables and related accruals and deferrals) totaled 22.4 billion euros, down slightly (155 million euros) from the beginning of the year. On July 9, 2004, the Group used available liquidity to redeem the outstanding bonds exchangeable into General Motors shares that were presented for redemption. The total amount was US$1.7 billion.

Net indebtedness of the Group's industrial operations totaled 5.9 billion euros, about 800 million euros more than at December 31, 2003.

At June 30, 2004, the Group's **net financial position** was a negative 4.25 billion euros, compared with 3 billion euros at December 31, 2003. This change reflects primarily a seasonal increase in working capital requirements in the first quarter of the year.

(1) 2004 consolidated figures should be compared with the 2003 amounts attributable to the Group's continuing operations, as shown on page 7, since the divestitures completed last year produced material changes in the Group's scope of operations. Accordingly, all comments provided below are based on comparisons between these two sets of data.

Outlook for the rest of 2004

During the first six months of 2004, the Group operated in a business environment in which Europe, and Italy in particular, participated only to a limited extent in the upturn that characterized the global economy. Consequently, the Group's results for the second half of the year should benefit from any acceleration in the European growth rate.

As for the individual Sectors of the Group, Fiat Auto's performance should be aided by the contribution of its new models (new Fiat Multipla, Lancia Musa, Alfa Crosswagon Q4, Alfa Sportwagon Q4 and Fiat Panda 4x4), but automobile markets will continue to be characterized by intense competition and aggressive sales policies.

The highly successful launch of several new products should enable CNH to report good sales results in the second half of the year as well. The same should be true for Iveco, which is operating in a favorable market environment and can count on a solid order backlog.

Consistent with the presentation made by Sergio Marchionne, Fiat's Chief Executive Officer, to the financial community at a meeting held in Balocco at the end of July, the Group is continuing to pursue a clearly defined strategy, focused on the automotive operations, and it is showing steady improvement.

Moreover, there is a strong possibility that all of the Group's businesses can improve their operating performance, and we are doing our best to reach this goal, even though it has become necessary to revise the timings by which certain Sectors will attain their objectives.

In view of the above, the Group reaffirms its goals of attaining operating breakeven in 2004 (compared with a loss of 714 million euros in 2003) and of substantially reducing negative cash flow. These objectives will be achieved mainly thanks to the contributions of CNH and Iveco, which have already made significant progress. As for Fiat Auto, it is expected to attain operating breakeven in 2006 and report further loss reductions in the interim.

Turin, September 9, 2004

Luca Cordero di Montezemolo
Chairman

Sergio Marchionne
Chief Executive Officer

Operating Performance and Financial Position of the Fiat Group and Fiat S.p.A. in the First Half of 2004

INTRODUCTION

In order to facilitate the analysis of the results for the first half of 2004 and their comparison with the corresponding period of 2003, the most important transactions affecting the scope of consolidation of the Group in the first half of 2004, as compared with the same period in 2003, are illustrated below:

- On May 2, 2003, the agreement to sell the **Toro Assicurazioni Group** to the DeAgostini Group was signed and its operations were deconsolidated from that date.
- On May 27, 2003, as part of the agreement signed by Fiat and Capitalia, Banca Intesa, Sanpaolo IMI and Unicredito on March 11, 2003, and following approval by the competent authorities, the sale by Fiat to the Banks of a majority interest (51%) of **Fidis Retail Italia** was concluded. At that time, Fidis Retail Italia controlled part of the European activities of Fiat Auto Holdings in the field of retail consumer financing for automobile purchases.
  The sale to Fidis Retail Italia of the equity investments in the other financial companies covered by the agreement was finalized in October 2003.
- In execution of the contract signed on July 1, 2003 and after having met the conditions precedent, the sale of the aerospace activities of **FiatAvio S.p.A.** to Avio Holding S.p.A., a company 70% owned by The Carlyle Group and 30% by Finmeccanica S.p.A., was finalized. Said activities were deconsolidated effective from the date of the agreement.
- In February 2004, 100% of the interest held in **Fiat Engineering S.p.A.** was sold to Maire Investimenti S.p.A. and the company was therefore deconsolidated as of the beginning of the year. At the same time, Fiat Partecipazioni S.p.A. subscribed to a capital increase at Maire Investimenti S.p.A. and now owns 30% of the capital of this company. On said 30% interest, both parties hold put and call options that are exercisable within three years at a predetermined price.
- Effective January 1, 2004, the Group consolidated **Magneti Marelli Electronic Systems** on a line-by-line basis following gradual acquisition of actual control over this strategic supplier of Fiat Auto and other automotive groups. In 2002 this business had been sold to the Mekfin Group, which in turn sold it to the Ixfin Group. So that the company would punctually respect the commitments it had made to its customers and continue pursuing its growth strategies, an agreement was initialed at the end of 2003 between the Ixfin Group and the Fiat Group, on the basis of which Magneti Marelli, pursuant to an agreement providing for an usufruct on the Company's voting shares, started becoming increasingly involved in management of the Electronic Systems activity in 2004. Finally, on July 28, 2004 the Fiat Group decided to acquire full ownership thereof by exercising a call option.

To allow a meaningful comparison with prior period data, the figures for the first half of 2003 used in the analyses presented in the following pages have been prepared on the basis of the so-called "continuing operations", i.e. excluding data of companies that were sold in 2003 (the Toro Assicurazioni Group, FiatAvio, Fraikin, IPI, Fidis Retail Italia and Fiat Auto's retail financing activities in Brazil).

It should be noted that in the first half of 2003 the continuing operations included Fiat Engineering, that was deconsolidated effective January 1, 2004 and had reported revenues of 159 million euros and operating income of 7 million euros in said period.

Figures for the first half of 2004 include 240 million euros in revenues generated by the Electronic Systems business unit as well as an operating income of 6 million euros.

OPERATING PERFORMANCE AND FINANCIAL POSITION OF THE FIAT GROUP

Operating Performance

Highlights of the Group's operating performance are illustrated below. For a more detailed analysis, see the section "Performance of the Operating Sectors".

Fiscal 2003			1st half 2004	1st half 2003	
Consolidated	*Continuing Operations*	*(in millions of euros)*	*Consolidated*	*Consolidated*	*Continuing Operations*
47,271	44,498	**Net revenues**	**23,508**	24,774	22,163
40,830	38,468	Cost of sales	**20,071**	21,584	19,243
6,441	6,030	**Gross operating result**	**3,437**	3,190	2,920
4,748	4,509	Overhead	**2,323**	2,599	2,384
1,747	1,724	Research and development	**912**	916	893
(456)	(511)	Other operating income (expenses)	**(342)**	(42)	(186)
(510)	(714)	**Operating result**	**(140)**	(367)	(543)
(156)	(79)	Result of equity investments (*)	**39**	(42)	27
347	359	Non-operating income (expenses) (**)	**(123)**	263	279
(319)	(434)	**EBIT**	**(224)**	(146)	(237)
(979)	(1,067)	Financial income (expenses)	**(183)**	(424)	(512)
(1,298)	(1,501)	**Result before taxes**	**(407)**	(570)	(749)
650	541	Income taxes	**262**	167	71
(1,948)	(2,042)	**Net result**	**(669)**	(737)	(820)
-	90	Result of discontinued operations	**-**	-	78
(1,948)	(1,952)	***Net result before minority interest***	**(669)**	(737)	(742)
(1,900)	N. A.	**Group interest in net result**	**(658)**	(708)	N. A.

(*)This item includes investment income as well as writedowns and upward adjustments in equity investments valued using the equity method.

(**)The 2003 figures for continuing operations include net gains on the disposal of discontinued operations, amounting to 487 million euros for the first half of 2003 and to 1,742 million euros for the entire 2003 fiscal year.

Net revenues

Fiat Group **net revenues**, including changes in contract work in progress, totaled 23,508 million euros in the first six months of 2004, compared with 24,774 million euros in the corresponding period of 2003. Comparison with continuing operations alone shows growth of 6.1% due to higher volumes of activity at the principal Sectors. This positive performance was partially offset, especially at CNH, by the negative impact caused by strengthening of the euro. Magneti Marelli consolidated the revenues of the Electronic Systems business unit for the first half of 2004 (240 million euros), while lower revenues were reported by Comau, partly in consequence of a revision in the scope of operations, and by Business Solutions, due to the sale of Fiat Engineering.

Revenues broken down by Sector are illustrated below:

Fiscal 2003			1st half 2004	1st half 2003	
Consolidated	Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations
20,010	19,477	**Automobiles** (Fiat Auto)	**10,462**	10,149	9,780
9,418	9,418	**Agricultural and Construction Equipment** (CNH)	**5,059**	4,800	4,800
8,440	8,440	**Commercial Vehicles** (Iveco)	**4,539**	4,175	4,175
1,261	1,261	**Ferrari – Maserati**	**735**	624	624
3,206	3,206	**Components** (Magneti Marelli)	**1,982**	1,611	1,611
2,293	2,293	**Production Systems** (Comau)	**765**	1,082	1,082
844	844	**Metallurgical Products** (Teksid)	**466**	439	439
625	-	**Aviation** (FiatAvio)	**-**	625	-
1,654	-	**Insurance** (Toro Assicurazioni)	**-**	1,654	-
1,816	1,816	**Services** (Business Solutions)	**769**	943	943
383	383	**Publishing and Communications** (Itedi)	**221**	190	190
(2,679)	(2,640)	**Miscellaneous and Eliminations**	**(1,490)**	(1,518)	(1,481)
47,271	44,498	**Total for the Group**	**23,508**	24,774	22,163

- **Fiat Auto** posted net revenues of 10,462 million euros in the first half of 2004, compared with 10,149 million euros in the first six months of 2003, including 9,780 million euros for continuing operations. Thus, on a comparable basis, the improvement was 7%. A total of 929,800 units were sold in the first half of the year, up by 7.2% overall compared with the first half of 2003.

  In Western Europe, the Sector sold 641,000 vehicles, up 1.4% compared with the first half of 2003. Revenues were positively impacted by sales of models launched in the last part of fiscal 2003 and the beginning of 2004 and by overall market growth. In the Sector's principal markets, sales were up in Spain (+12.4%) and Great Britain (+4.2%), in contrast with decreases in France (-7.5%) and Germany (-2.2%), due in part to softness on local markets. Sales in Italy remained at the same level of the corresponding period last year. In Western Europe, the Sector's market share increased by 0.1 percentage points to 7.6%; in Italy, the Sector's share was 28.4%, up by 0.7 percentage points with respect to the same period of 2003.

  Outside Western Europe, sales volumes increased strongly in Poland (+30%) and Brazil (+16.2%), increasing at a rate higher than the growth in demand on both markets.

- **CNH** posted revenues of 5,059 million euros in the firs t half of 2004, up by 5.4% compared with the first half of 2003, notwithstanding the negative foreign exchange effect caused by the strengthening of the euro. On a comparable exchange basis, the improvement would have been approximately 11%, thanks mainly to the strong sales performance posted in America and higher prices.

  In the agricultural equipment segment, sales volumes increased significantly during the first half of 2004 on both the North American market, where volumes expanded faster than demand, and in the South American market, where they were in line with the high rate of growth. Sales contracted in Western Europe due to weak demand, particularly for combine harvesters, while Sector sales elsewhere in the world improved, albeit at a rate slower than market trends.

  Construction equipment sales posted strong increases in North America, in line with market performance, which was especially brilliant in the heavy-range segment, and in Latin America. On the other hand, they contracted sharply in Western Europe due to a soft market for light-range equipment, while heavy-range equipment sales expanded.

- **Iveco** posted revenues of 4,539 million euros in the first half of 2004, up 8.7% with respect to the 4,175 million euros posted in the corresponding period of the previous year reflecting an increase in sales volumes and higher prices.

Overall sales totaled approximately 79,200 units, up 7.2% with respect to the first six months of 2003. In Western Europe, Iveco sold approximately 63,200 vehicles, with an increase of 4.2% with respect to sales in the first half of 2003, thanks to buoyant demand. The most significant changes were reported in France (+17.8%), Germany (+5.5%), and Spain (+5.4%), while a decrease of 2.3% was posted in Italy, influenced by market performance for certain types of vehicles.

The Sector also reported strong sales growth in Latin America, due to recovery on the local market, and in Eastern European countries.

- **Ferrari – Maserati** posted revenues of 735 million euros in the first half of 2004, up 17.8% with respect to the corresponding period of 2003. This increase is attributable to an increase in sales volumes for both brands. The 360 Challenge Stradale and 612 Scaglietti models made a significant contribution at Ferrari, which started selling the latter model in March 2004. Maserati sales grew strongly thanks to the success of its new Quattroporte model, while the Coupé and Spyder models continued to suffer from competitive pressures.
- **Magneti Marelli** had revenues of 1,982 million euros, including 240 million euros in revenues for the Electronic Systems business unit that was consolidated by the Sector effective January 1, 2004. Excluding the impact of this component and of the negative foreign exchange effect, revenues would still be up by approximately 10% with respect to the first half of the previous year, thanks to higher levels of activity for all business lines. In particular, the Engine Control business unit performed well, benefiting from sales of the diesel system that was introduced in 2003.
- **Comau** posted revenues of 765 million euros, a decrease of 29% with respect to the 1,082 million euros recorded in the first half of 2003. This decrease is attributable in part to the sale to Fiat Auto and Fiat-GM Powertrain of the respective Dies and Service activities. The Bodywork business unit also reported decreases in contract work in Germany and the UK, in addition to the decrease in contract work on the NAFTA market, due to the low level of outstanding orders at the beginning of the year and the lower dollar-euro exchange rate.
- **Teksid** had revenues of 466 million euros in the first half of 2004, an increase of 6.2% with respect to the 439 million euros recorded in the first half of 2003, due to higher sales volumes. The Cast Iron business unit reported higher volumes (+11.5%) taking advantage in particular of higher demand mainly in North America and Brazil. The Magnesium business unit also recorded a significant improvement (+11%) due to the positive sales performance in North America as well as to expanding demand in Europe where the Sector availed itself of the output of a new plant located in the United Kingdom that started production during 2003.
- **Business Solutions** had revenues of 769 million euros in the first half of 2004, down by 18% from the corresponding period of 2003, as a consequence of changes in the scope of operations (principally the sale of Fiat Engineering, which was only partially offset by the consolidation, starting from January 2004, of the activities of the telephony company Atlanet). On a comparable basis, revenues were down 1.4% mainly as a result of lower levels of activity in the ICT segment. Captive customers accounted for approximately 51% of the revenues reported in the first half of 2004.
- **Itedi** posted revenues of 221 million euros in the first half of 2004, an increase of 16.3% with respect to 190 million euros of the first half of 2003. This improvement is mainly attributable to higher advertising revenues resulting from new advertising contracts booked by Publikompass as well as to brand extension initiatives.

Operating Result

The **Operating loss** improved markedly, from a loss of 367 million euros in the first half of 2003 to a loss of 140 million euros in the first half of 2004. The recovery is even more apparent if compared with continuing operations alone, which reported an operating loss of 543 million euros in the first half of 2003. The operating income of CNH, Iveco and Magneti Marelli increased, while the loss at Fiat Auto contracted.

The operating result broken down by Sector is illustrated below:

Fiscal 2003			1st half 2004	1st half 2003	
Consolidated	Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations
(979)	(1,094)	**Automobiles** (Fiat Auto)	**(474)**	(568)	(656)
229	229	**Agricultural and Construction Equipment** (CNH)	**229**	105	105
81	81	**Commercial Vehicles** (Iveco)	**147**	22	22
32	32	**Ferrari – Maserati**	**(59)**	(16)	(16)
32	32	**Components** (Magneti Marelli)	**43**	3	3
2	2	**Production Systems** (Comau)	**(3)**	(7)	(7)
12	12	**Metallurgical Products** (Teksid)	**16**	5	5
53	-	**Aviation** (FiatAvio)	**-**	53	-
44	-	**Insurance** (Toro Assicurazioni)	**-**	44	-
45	45	**Services** (Business Solutions)	**15**	17	17
10	10	**Publishing and Communications** (Itedi)	**9**	5	5
(71)	(63)	**Miscellaneous and Eliminations**	**(63)**	(30)	(21)
(510)	(714)	**Total for the Group**	**(140)**	(367)	(543)

- **Fiat Auto** closed the first half of 2004 with an operating loss that, at 474 million euros, was smaller than both the loss reported in the same period last year (568 million euros) as well as that reported by continuing operations (656 million euros). Sales of new models led to an improved product mix and higher sales prices. The result for the period also benefited from the contribution of higher volumes in countries outside Europe and the savings realized on product costs due to ongoing streamlining measures, which were offset in part by the effects of the well-known labor unrest at the Melfi site.
- **CNH** reported operating income of 229 million euros in the first half of 2004, an improvement of 124 million euros from the first half of 2003. This sharp improvement was made possible by a significant increase in volumes and higher sale prices, obtained in both the agricultural and construction equipment segments, as well as by savings on product costs.
- **Iveco** significantly improved its operating income, which totaled 147 million euros in the first half of 2004, as compared with 22 million euros in the first half of 2003. This sharp improvement resulted from the positive volume/price effect, and major efficiency gains realized on all the components of product costs.
- **Ferrari - Maserati** closed the first half of 2004 with an operating loss of 59 million euros against an operating loss of 16 million euros in the first half of 2003. This lower result was mainly caused by the negative foreign exchange effect and higher R&D and advertising expenditures for new models, which were not offset by the positive volume/mix effect.
- **Magneti Marelli** recorded a significant improvement in profitability, moving from an operating income of 3 million euros in the first half of 2003 to an operating income of 43 million euros in the first half of 2004. This result benefited in particular from material and overhead cost containment initiatives and the positive effect of higher volumes, notwithstanding strong price pressures. The consolidation of the Electronic Systems business unit made a positive contribution of 6 million euros to the operating result.
- **Comau** recorded an operating loss of 3 million euros, an improvement with respect to the operating loss of 7 million euros recorded in the first half of 2003, as a result of improved margins which made it possible to offset the negative effect of an overall drop in revenues.
- **Teksid** closed the first half of 2004 with operating income of 16 million euros, against operating income of 5 million euros in the first half of 2003. The improvement was realized thanks to efficiency gains on costs and the effect of higher sales volumes, offsetting the negative impact of higher raw materials costs and the foreign exchange effect.

- At **Business Solutions,** operating income during the first half of 2004 was 15 million euros, against 17 million euros in the first half of 2003. On a comparable basis, the comparison instead shows an improvement of approximately 14 million euros, spread out amongst all the principal areas thanks to the benefits deriving from efficiency gains.
- **Itedi** had operating income of 9 million euros in the first half of 2004, up by 4 million euros from the first half of 2003. The growth benefited from higher margins at Publikompass (correlated to higher earnings) and the lower cost of paper.

EBIT (Earnings Before Interest and Taxes)

In the first half of 2004, Group **EBIT** was a negative 224 million euros, against a loss of 146 million euros in the first half of 2003 (-237 million euros for continuing operations alone). The net gains deriving from sales of discontinued operations totaled 487 million euros in the first half of 2003 (390 million euros of which for the sale of the Toro Assicurazioni Group) and 60 million euros (sale of Fiat Engineering) in the current half-year period. The comparison with continuing operations net of these gains shows an improvement of 440 million euros, virtually in line with the improvement reported in the operating result.

Net Income from Equity Investments totaled 39 million euros in the first half of 2004, against net investment income of 27 million euros for continuing operations in the corresponding period of 2003.

In the first half of 2004, the balance of **non-operating income and expenses** was negative by 123 million euros and mainly included restructuring costs and provisions, which were only partially offset by the net gain (60 million euros) realized upon sale of Fiat Engineering and sale of the direct investment in Edison (32 million euros).

In the first half of 2003, the net non-operating income of continuing operations totaled 279 million euros and included, in addition to the aforementioned gain upon sale of the Toro Assicurazioni Group, the gains on the sale of the Brazilian retail financing activities of Fiat Auto and IPI, which were partially offset by the residual loss on the sale of Fraikin and other non-operating costs and provisions.

Result before Taxes

The Group's **loss before taxes** in the first half of 2004 was 407 million euros, compared with a loss of 570 million euros in the first six months of 2003 (the loss before taxes of continuing operations amounted to 749 million euros). This result reflects the improvement in EBIT mentioned above and lower financial expenses.

Net **financial expenses** in the first half of 2004 totaled 183 million euros, against 512 million euros for continuing operations in the first half of 2003 (-424 million euros at the consolidated level). Excluding the net effect of a non-recurring income of 291 million euros deriving from the termination of the Equity Swap on General Motors shares, the improvement during the period was largely attributable to the lower level of average indebtedness and lower interest rates.

Net result

The **net loss** in the first half of 2004 was 669 million euros, compared with a loss of 737 million euros in the corresponding period of 2003. The net loss of continuing operations was 820 million euros in the first half of 2003. This improvement was caused by the reduction in the loss before taxes which was in part offset by the higher tax burden.

Income taxes totaled 262 million euros in the first half of 2004 and included 67 million euros for IRAP (the Italian regional tax on production activities). In the corresponding period of 2003, income taxes for continuing operations totaled 71 million euros, including approximately 46 million euros for IRAP. The increase with respect to the corresponding period of 2003 is due to the increase in the results of CNH, Iveco, Teksid, and Magneti Marelli that are taxable abroad and the effect, in 2003, of tax credits on dividends.

Group interest in net loss in the first half of 2004 was 658 million euros, against 708 million euros in the corresponding period of 2003.

Balance Sheet

The Group balance sheet at June 30, 2004 presented below shows items on both the assets and liabilities sides.
This section provides the information necessary for correlation with the principal balance sheet indicators used in previous periods, such as working capital, net invested capital and net financial position.
For a more complete analysis of the balance sheet items, please refer to the Notes to the Consolidated Financial Statements of this Report, which illustrate the main changes occurred in these items.

(in millions of euros)		*At 6.30.2004*	*At 12.31.2003*	*Change*
▪ ASSETS				
Intangible fixed assets		**3,694**	**3,724**	**(30)**
- Goodwill		*2,440*	*2,402*	*38*
- Other intangible fixed assets		*1,254*	*1,322*	*(68)*
Property, plant and equipment		**9,465**	**9,675**	**(210)**
- Property, plant and equipment		*8,582*	*8,761*	*(179)*
- Vehicles covered by operating leases		*883*	*914*	*(31)*
Financial fixed assets		**3,812**	**3,950**	**(138)**
Financial receivables held as fixed assets	(*)	**18**	**29**	**(11)**
Deferred tax assets		**1,850**	**1,879**	**(29)**
Total Non-Current Assets		18,839	19,257	(418)
Net inventories (1)		**6,455**	**6,484**	**(29)**
Trade receivables		**5,459**	**4,553**	**906**
Other receivables		**3,062**	**3,081**	**(19)**
Financial assets not held as fixed assets		**119**	**120**	**(1)**
Finance lease contracts receivable	(*)	**1,797**	**1,797**	**-**
Financial receivables from others	(*)	**9,511**	**10,750**	**(1,239)**
Securities	(*)	**3,271**	**3,789**	**(518)**
Cash	(*)	**3,655**	**3,211**	**444**
Total Current Assets		33,329	33,785	(456)
Trade accruals and deferrals		**422**	**407**	**15**
Financial accruals and deferrals	(*)	**333**	**386**	**(53)**
▪ TOTAL ASSETS		52,923	53,835	(912)
▪ LIABILITIES AND STOCKHOLDERS' EQUITY				
Stockholders' equity		**6,942**	**7,494**	**(552)**
- Stockholders' equity of the Group		*6,297*	*6,793*	*(496)*
- Minority interest		*645*	*701*	*(56)*
Deferred income tax reserves		**236**	**211**	**25**
Reserves for risks and charges		**5,339**	**5,168**	**171**
Reserves for employee severance indemnities		**1,317**	**1,313**	**4**
Financial payables due beyond 12 months	(*)	**13,810**	**15,418**	**(1,608)**
Total Non-Current Liabilities and Stockholders' Equity		20,702	22,110	(1,408)
Trade payables		**11,838**	**12,588**	**(750)**
Other payables (1)		**3,047**	**2,742**	**305**
Financial payables due within 12 months (2)	(*)	**8,177**	**6,616**	**1,561**
Total Current Liabilities and Stockholders' Equity		23,062	21,946	1,116
Trade accruals and deferrals		**1,365**	**1,329**	**36**
Financial accruals and deferrals	(*)	**852**	**956**	**(104)**
▪ TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		52,923	53,835	(912)
▪ NET FINANCIAL POSITION	(*)	(4,254)	(3,028)	(1,226)

(1) To improve representation of net inventories of contract work in progress, certain items related to advances from customers for contract work, which were previously reported under "Other payables," were deducted from inventories at June 30, 2004. Consistently with this change, the values of "Net inventories" and "Other payables" at December 31, 2003 were adjusted by 428 million euros.
Inventories are shown net of advances received for contract work in progress (8,477 million euros at June 30, 2004 and 8,876 million euros at December 31, 2003).
(2) Including the exchangeable bond for an amount of 1,765 million euros (at December 31, 2003) redeemable during 2004.

Intangible fixed assets

Intangible fixed assets totaled 3,694 million euros, 30 million euros less than the 3,724 million euros at December 31, 2003. In the first six months of 2004, amortization (233 million euros) more than offset increases during the period, which resulted mainly from the capitalization of software costs and other deferred charges benefiting future periods (79 million euros) and foreign exchange differences (96 million euros).

Property, plant and equipment

Property, plant and equipment totaled 9,465 million euros (9,675 million euros at December 31, 2003). The 210-million-euro decrease substantially reflected the effect of disposals during the first half. The increases for investments, change in the scope of consolidation (64 million euros, attributable principally to line-by-line consolidation of Magneti Marelli Electronic Systems), and foreign exchange differences (52 million euros) were entirely set off by depreciation for the period.

In the first half of 2004, **investments in fixed assets** totaled 739 million euros (771 million euros in the first half of 2003, which included 33 million euros for FiatAvio), inclusive of investments in long-term leasing activities totaling 180 million euros, in line with those made in the first half of 2003, which totaled 183 million euros.

In the first half of 2004, **depreciation** of property, plant and equipment totaled 846 million euros (922 million euros in the first half of 2003).

At June 30, 2004, **accumulated depreciation and writedowns** of fixed assets totaled 18,084 million euros, corresponding to about 66% of gross fixed assets, compared with approximately 64% at December 31, 2003.

Financial fixed assets

Financial fixed assets totaled 3,812 million euros, compared with 3,950 million euros at December 31, 2003. The reduction, equal to 138 million euros, is mainly attributable to the dividends paid by BUC – Banca Unione di Credito (184 million euros), valued according to the equity method, which was only partially set off by the increases posted in particular by certain investments in the Automobiles sector (Fiat-GM Powertrain B.V., 37 million euros and Fidis Retail Italia S.p.A., 24 million euros).

Financial assets not held as fixed assets

Financial assets not held as fixed assets, totaling 119 million euros, are in line with those reported at December 31, 2003.

Deferred income taxes

Deferred tax assets net of deferred income tax reserves at June 30, 2004 totaled 1,614 million euros, compared with the balance of 1,668 million euros at December 31, 2003. The slight decrease (-54 million euros) is attributable to the use of previously accrued deferred tax assets and new accruals of 82 million euros, net of a foreign exchange effect of 18 million euros and a change in the scope of consolidation and other changes of 10 million euros.

Working capital

At June 30, 2004 the Group had negative **working capital** of 852 million euros, representing an increase of 1,282 million euros compared to the negative working capital of 2,134 million euros posted at December 31, 2003.

The following table shows the breakdown of working capital:

At 6.30.2003	(in millions of euros)	At 6.30.2004	At 12.31.2003	Change
7,042	Net inventories (1)	**6,455**	6,484	(29)
5,858	Trade receivables	**5,459**	4,553	906
(12,741)	Trade payables	**(11,838)**	(12,588)	750
(1,768)	Other receivables (payables) (1)	**(928)**	(583)	(345)
(1,609)	**Working capital**	**(852)**	(2,134)	1,282

(1) To provide a uniform comparison, the value of Net inventories and the balance of Other receivables/(payables) at June 30, 2003 has been adjusted by a total of 335 million euros. Similar adjustments were made to the same items at December 31, 2003: their description is found in the note at the end of the Fiat Group Balance Sheet.

The increase posted in the first six months of 2004 (1,282 million euros) is mainly attributable to the requirements generated by:

- an increase in the **trade receivables** of Fiat Auto, CNH, and Iveco due to seasonal factors and an increase in sales; and
- a decrease in **trade payables**, principally those of Fiat Auto, whose output leveled off after major increases in the last quarter of 2003 upon introduction of new models.

Net inventories were substantially in line with those posted at December 31, 2003: the effect of continuous inventory reductions at Fiat Auto (which was impacted at the start of the fiscal year by the introduction of new models), was set off by the seasonal increase of inventories at Iveco and CNH. In particular, the latter usually reports growth in the first half of the year, which is reabsorbed during the second half.

The balance of net payables at the item "**Other receivables/(payables)**" increased, mainly due to the reduction in receivables from Tax Authorities (principally for VAT).

Reserves

Reserves totaled 6,656 million euros, compared with the 6,481 million euros reported at December 31, 2003. The increase is attributable to accruals during the period, net of utilizations, largely at Fiat Auto, CNH, and Iveco.

At June 30, 2004 the reserves were comprised principally of: tax reserves (78 million euros), warranty reserves (825 million euros), restructuring reserves (437 million euros), reserves for pensions (1,545 million euros), reserves for employee severance indemnities (1,317 million euros), and reserves for other risks and charges (2,361 million euros).

Net invested capital

Net invested capital totaled 11,196 million euros, against 10,522 million euros at December 31, 2003. The increase of 674 million euros reflects the growth in working capital, net of the decrease in property, plant and equipment, financial fixed assets, and the increase in reserves.

The following table shows a breakdown of net invested capital:

At 6.30.2003	(in millions of euros)	At 6.30.2004	At 12.31.2003	Change
4,198	Intangible fixed assets	**3,694**	3,724	(30)
10,407	Property, plant and equipment	**9,465**	9,675	(210)
4,123	Financial fixed assets	**3,812**	3,950	(138)
114	Financial assets not held as fixed assets	**119**	120	(1)
3,063	Deferred tax assets	**1,850**	1,879	(29)
(8,027)	Reserves	**(6,892)**	(6,692)	(200)
(1,609)	Working capital	**(852)**	(2,134)	1,282
12,269	**Net invested capital**	**11,196**	10,522	674

Stockholders' Equity

At June 30, 2004 consolidated **Stockholders' equity** totaled 6,942 million euros, compared with the 7,494 million euros posted at December 31, 2003. The reduction of 552 million euros mainly reflects the net loss for the period (-669 million euros), which was partially offset by the increase stemming from the foreign exchange translation differences resulting from appreciation of the US dollar against the euro and other minor changes.

The Group's interest in stockholders' equity totaled 6,297 million euros, against 6,793 million euros at December 31, 2003.

Financial Position

At 6.30.2003	(in millions of euros)	At 6.30.2004	At 12.31.2003	Change
(26,275)	Financial payables	**(21,987)**	(22,034)	47
(534)	Accrued financial expenses	**(505)**	(593)	88
99	Prepaid financial expenses	**105**	85	20
2,203	Cash	**3,655**	3,211	444
427	Securities	**3,271**	3,789	(518)
(24,080)	**Net indebtedness (*)**	**(15,461)**	(15,542)	81
19,678	Financial receivables and lease contracts receivable	**11,326**	12,576	(1,250)
276	Accrued financial income	**228**	301	(73)
(686)	Deferred financial income	**(347)**	(363)	16
(4,812)	**Net Financial Position**	**(4,254)**	(3,028)	(1,226)
	(*) Net Indebtedness			
	Industrial Activities	*(5,858)*	*(5,088)*	*(770)*
	Financial Activities	*(9,603)*	*(10,454)*	*851*

The aggregate **liquidity** (Cash and Securities) of the Group, held primarily by the companies that operate centralized cash management activities, at June 30, 2004 is equal to over 6.9 billion euros, about the same as the corresponding figure at December 31, 2003.

Net indebtedness (financial payables and related accruals and deferrals, net of cash and securities) totaled 15.5 billion euros at June 30, 2004, in line with the value reported at December 31, 2003. In this context, net indebtedness of industrial activities increased by 770 million euros, while that of financial activities decreased by 851 million euros.

Gross indebtedness (financial payables and related accruals and deferrals) in the first half of 2004 stood at 22.4 billion euros, down 155 million euros. The value at June 30, 2004 includes, among other things:

- the five-year bond issued at the beginning of 2002 and exchangeable for General Motors shares, for the residual amount of 1,689 million dollars corresponding to 1,389 million euros. During the first quarter of 2004, Fiat had in fact repurchased 540 million dollars in bonds to be cancelled out of a total of 2,229 million dollars. Pursuant to the contractually envisaged right of each bondholder to request early reimbursement of all or part of its bonds, with payment on July 9, 2004, reimbursement for a total of 1,672 million dollars in bonds (at the exchange rate of June 30, 2004 the countervalue amounted to 1,375 million euros) was requested in June 2004 by the deadline indicated in the bond issue prospectus, and this amount was reimbursed on the aforesaid due date.
- the mandatory convertible facility agreement (3 billion euros) and the loan by Citigroup (lead manager of a restricted pool of banks), secured by the agreements with EDF as part of the Italenergia Bis transaction (approximately 1,150 million euros).

The **net financial position** – net indebtedness minus financial receivables – was negative by 4,254 million euros at June 30, 2004, against a negative value of 3,028 million euros at December 31, 2003. In the first half of 2004 the net financial position was mainly impacted by the requirements generated by the abovementioned increase in working capital. Industrial activities showed a worsening of 1,386 million euros, while financial activities showed an improvement of 160 million euros.

****

The Group is continuing to operate in compliance with the targets agreed upon with the lending banks under the mandatory convertible facility agreement in terms of reducing its net financial position to 3 billion euros and reducing gross indebtedness to 23.6 billion euros.
At June 30, 2004, gross indebtedness totaled 22.4 billion euros, while the pro-forma net financial position (computed by subtracting from the net financial position the Citigroup loan of approximately 1,150 million euros, as envisaged in the facility agreement) continued to be within the terms contractually agreed with the lending banks.

In July 2004, the ratings assigned to the Fiat Group by the leading rating agencies belonged to the *non investment grade* category. However, the lending banks have not exercised the related right to demand early repayment of the convertible facility.

****

Consolidated Statement of Cash Flows

At June 30, 2004, the Group's **cash** (bank deposits and cash) totaled 3,655 million euros, an increase over the 3,211 million euros recorded at the beginning of the year.

During the first half, securities held for the purpose of temporary investment of liquidity, decreased for a total of 518 million euros, from 3,789 million euros at December 31, 2003 to 3,271 million euros at June 30, 2004.

Group liquidity thus totaled over 6.9 billion euros at June 30, 2004, in line with liquidity of 7 billion euros reported at December 31, 2003.

The following table illustrates the consolidated statement of cash flows for the first half of 2004.

(in millions of euros)	*1st half 2004*
A) Cash at period-start	3,211
B) Cash flows provided by (used in) operating activities:	
Net result before minority interest	**(669)**
Amortization and depreciation	**1,079**
Net change in reserve for employee severance indemnities	**27**
Change in deferred income taxes	**73**
Net gains on disposals	**(99)**
Revaluations and writedowns of equity investments	**(36)**
Dividends received	**198**
Change in current assets and liabilities:	
Trade receivables	**(933)**
Net inventories	**-**
Trade payables	**(650)**
Other payables, receivables, accruals and deferrals	**302**
Reserve for income taxes and other reserves	**201**
Changes in the scope of consolidation and others	**(35)**
Total	(542)
C) Cash flows provided by (used in) investment activities:	
Investments in:	
Fixed assets	**(739)**
Equity investments	**(176)**
Intangible fixed assets	**(79)**
Investment grants	**20**
Proceeds from the sale of fixed assets	**249**
Net change in financial receivables	**1,217**
Change in securities	**539**
Other changes	**11**
Total	1,042
D) Cash flows provided by (used in) financing activities:	
Increase in borrowings	**893**
Reimbursement of borrowings (1)	**(2,005)**
Net change in short-term financial payables	**1,051**
Increase in capital stock	**10**
Purchase of treasury stock	**4**
Dividends paid	**(9)**
Total	(56)
E) Total change in cash	444
F) Cash at period-end	3,655

(1) Includes the effect of currency translations.

The cash flow used in **operating activities** during the first half of 2004 totaled 542 million euros, largely reflecting the changes in working capital, which increased during the first half on a comparable consolidation basis by 1,281 million euros, and was only partially offset by cash flow (net result plus depreciation and amortization), adjusted by non-monetary costs connected with accruals to reserves net of applications thereof, and by the dividends received from companies valued according to the equity method.

Cash flow provided by **investment activities** during the first half of 2004 totaled 1,042 million euros.
The decrease in financial receivables (1,217 million euros), the revenues from disposal of fixed assets (249 million euros), and the disposal of securities held as current assets (539 million euros) generated cash that was partially used for:

- investments in fixed assets totaling 739 million euros (771 million euros in the first half of 2003, which included 33 million euros related to FiatAvio), including 180 million euros connected with long-term leasing activities (183 million euros in the first half of 2003); and
- investments in intangible fixed assets for 79 million euros and equity investments for 176 million euros.

Financing activities absorbed a small portion of cash (56 million euros). Reimbursement of financing (2,005 million euros) was almost totally set off by new loans (893 million euros), which include the issue of a bond by CNH Inc. with a par value of 500 million dollars, and the net increase in short-term financial payables of 1,051 million euros.

Personnel

At June 30, 2004, the Group had 160,708 employees, approximately 1,500 less than the 162,237 employees at December 31, 2003. The decrease stemmed from the net difference between an increase of approximately 800 employees due to changes in the scope of consolidation, which comprises the inclusion by Magneti Marelli of the employees of the Electronic Systems operations and the separation of employees upon sale of Fiat Engineering and the transfer of Comau Service activities to associated companies, and an effective reduction by approximately 2,300 persons, mainly at Fiat Auto, CNH, Iveco, and the Services Sector.

		Number of employees		
At 6.30.2003		*At 6.30.2004*	*At 12.31.2003*	*Change*
47,479	**Automobiles** (Fiat Auto)	**45,799**	44,563	1,236
27,855	**Agricultural and Construction Equipment** (CNH)	**26,453**	26,825	(372)
32,772	**Commercial Vehicles** (Iveco)	**30,836**	31,511	(675)
2,883	**Ferrari – Maserati**	**3,124**	2,968	156
20,634	**Components** (Magneti Marelli)	**22,545**	19,879	2,666
18,082	**Production Systems** (Comau)	**13,758**	17,375	(3,617)
7,728	**Metallurgical Products** (Teksid)	**7,919**	7,556	363
4,950	**Aviation** (FiatAvio)	**-**	-	-
-	**Insurance** (Toro Assicurazioni)	**-**	-	-
7,150	**Services** (Business Solutions)	**6,338**	7,113	(775)
906	**Publishing and Communications** (Itedi)	**862**	874	(12)
3,702	**Miscellaneous and Eliminations**	**3,074**	3,573	(499)
174,141	**Total for the Group**	**160,708**	162,237	(1,529)

Operating performance and financial position by activity segment

The following analyses of the consolidated statement of operations and balance sheet show separately consolidated data of the Group's Industrial and Financial Activities (which include the retail financing, leasing, and rental companies of Fiat Auto, CNH and Iveco).

To ensure uniform comparisons with the 2003 figures, reference is made only to continuing operations: data referring to discontinuing operations were excluded also in accordance with the provisions of Article 39, Section 3 of Legislative Decree no. 127/91, in consideration of the significant changes caused to the composition of the Group by the disposals carried out in 2003.

Principles of Analysis

The classification between Industrial and Financial Activities was realized by defining specific sub-consolidated financial statements according to the normal business performed by each Group company.

The equity investments held by companies belonging to an activity segment in companies included in another segment were valued according to the equity method.

To avoid distorting the operating result of normal operations to be represented here, the effect of this valuation on the statement of operations is illustrated under the item "Result of intersegment equity investments."

The holding companies (Fiat S.p.A., IHF-Internazionale Holding Fiat S.A., Fiat Partecipazioni S.p.A., Fiat Netherlands Holding N.V.) were classified under Industrial Activities.

The sub-consolidated financial statements of the Industrial Activities also include companies that operate centralized cash management activities, i.e. that raise financial resources on the market and finance Group companies, without providing financial services to others.

The transactions relating to the sale of receivables executed at market conditions between the industrial and financial companies of the Group are posted as financial receivables and payables in the balance sheet of Financial Activities. For the purposes of this breakdown the portion of these items that, according to the last contractual relationship established with others, is still of a commercial nature, insofar as it does not yield interest, was reclassified directly in the sub-consolidated results of Financial Activities under trade receivables and payables.

Operating Performance by Activity Segment

(in millions of euros)		1st Half 2004 Consolidated	Industrial Activities	Financial Activities	1st Half 2003 Continuing Operations	Industrial Activities	Financial Activities
Net revenues		23,508	22,914	914	22,163	21,573	895
Cost of sales		20,071	19,772	619	19,243	18,935	613
Gross operating result		3,437	3,142	295	2,920	2,638	282
Overhead		2,323	2,175	148	2,384	2,218	166
Research and development		912	912	-	893	893	-
Other operating income (expenses)		(342)	(312)	(30)	(186)	(157)	(29)
Operating result		(140)	(257)	117	(543)	(630)	87
Result of equity investments	(*)	39	18	21	27	35	(8)
Non-operating income (expenses)	(**)	(123)	(121)	(2)	279	317	(38)
EBIT		(224)	(360)	136	(237)	(278)	41
Financial income (expenses)		(183)	(164)	(19)	(512)	(485)	(27)
Result before taxes		(407)	(524)	117	(749)	(763)	14
Income taxes		262	228	34	71	45	26
Net result of normal operations		(669)	(752)	83	(820)	(808)	(12)
Result of intersegment equity investments		-	83	-	78	64	-
Net result before minority interest		(669)	(669)	83	(742)	(744)	(12)

(*) This item includes investment income as well as writedowns and upward adjustments in non-intersegment equity investments valued using the equity method.

(**) The 2003 figure for Industrial Activities includes 512 million euros in net gains on disposals of discontinued operations, while the figure for Financial Activities includes a net loss of 25 million euros.

Industrial Activities

Net revenues for Industrial Activities, which include changes in contract work in progress, amounted to 22,914 million euros, a 6.2% increase with respect to the first half of 2003, with widespread increases in all the automotive sectors of the Group.

The **operating result** for Industrial Activities in the first half of 2004 was a loss of 257 million euros, reflecting a sharp improvement from the operating loss of 630 million euros recorded in the corresponding period of 2003. The improvement is mainly attributable to a lower loss reported by Fiat Auto and the significant improvements in operating results posted by CNH, Iveco and Magneti Marelli.

In the first half of 2004, **EBIT** for Industrial Activities was negative by 360 million euros and reflects a sharp improvement when the EBIT reported at June 30, 2003 (-278 million euros) is restated to exclude the gains (512 million euros) realized on the disposals carried out during the first half of 2003. The improvement mainly reflects the abovementioned improvement in operating profitability.

Financial Activities

In the first half of 2004 Financial Activities generated **net revenues** of 914 million euros, an increase of 2.1% with respect to the 895 million euros reported in the corresponding period of 2003 thanks to positive performance at Fiat Auto and Iveco which more than offset a contraction at CNH, whose results were heavily affected by the strengthening of the average euro/dollar exchange rate with respect to the corresponding period of 2003.

The **income before taxes** of Financial Activities (which does not include the impact of the result of equity investments held by financial companies in industrial companies) totaled 117 million euros in the first half of 2004, a 103-million-euro improvement from the 14 million euros recorded in the first half of 2003. The increase is attributable to an improved operating result and a drop in extraordinary expenses, which in the first half of 2003 included the residual loss generated by the sale of Fraikin (25 million euros).

Balance Sheet by Activity Segment

(in millions of euros)		At 6.30.2004 Consolidated	Industrial Activities	Financial Activities	At 12.31.2003 Consolidated	Industrial Activities	Financial Activities
■ **ASSETS**							
Intangible fixed assets		**3,694**	**3,574**	**120**	3,724	3,600	124
- Goodwill		*2,440*	*2,346*	*94*	*2,402*	*2,307*	*95*
- Other intangible fixed assets		*1,254*	*1,228*	*26*	*1,322*	*1,293*	*29*
Property, plant and equipment		**9,465**	**8,570**	**895**	9,675	8,750	925
- Property, plant and equipment		*8,582*	*8,561*	*21*	*8,761*	*8,742*	*19*
- Vehicles covered by operating leases		*883*	*9*	*874*	*914*	*8*	*906*
Financial fixed assets		**3,812**	**5,519**	**770**	3,950	5,119	681
Financial receivables held as fixed assets	(*)	**18**	**18**	**-**	29	28	1
Deferred tax assets		**1,850**	**1,767**	**83**	1,879	1,794	85
Total Non-Current Assets		18,839	19,448	1,868	19,257	19,291	1,816
Net inventories (1)		**6,455**	**6,414**	**41**	6,484	6,450	34
Trade receivables		**5,459**	**4,884**	**872**	4,553	4,294	531
Other receivables		**3,062**	**2,441**	**680**	3,081	2,801	476
Financial assets not held as fixed assets		**119**	**119**	**-**	120	120	-
Finance lease contracts receivable	(*)	**1,797**	**-**	**1,797**	1,797	-	1,797
Financial receivables	(*)	**9,511**	**8,345**	**8,234**	10,750	10,545	9,024
- Financial receivables from others		*9,511*	*1,538*	*7,973*	*10,750*	*2,086*	*8,664*
- Intersegment financial receivables		*-*	*6,807*	*261*	*-*	*8,459*	*360*
Securities	(*)	**3,271**	**3,087**	**184**	3,789	3,670	119
Cash	(*)	**3,655**	**3,574**	**81**	3,211	3,121	90
Total Current Assets		33,329	28,864	11,889	33,785	31,001	12,071
Trade accruals and deferrals		**422**	**368**	**59**	407	347	64
Financial accruals and deferrals	(*)	**333**	**373**	**26**	386	417	22
■ **TOTAL ASSETS**		**52,923**	**49,053**	**13,842**	53,835	51,056	13,973
■ **LIABILITIES AND STOCKHOLDERS' EQUITY**							
Stockholders' equity		**6,942**	**6,941**	**2,478**	7,494	7,493	1,851
Deferred income tax reserves		**236**	**183**	**53**	211	135	76
Reserves for risks and charges		**5,339**	**5,154**	**185**	5,168	4,996	172
Reserves for employee severance indemnities		**1,317**	**1,307**	**10**	1,313	1,304	9
Financial payables due beyond 12 months	(*)	**13,810**	**12,819**	**2,920**	15,418	14,495	2,885
- Financial payables to others		*13,810*	*12,806*	*1,004*	*15,418*	*14,480*	*938*
- Intersegment financial payables		*-*	*13*	*1,916*	*-*	*15*	*1,947*
Total Non-Current Liabilities and Stockholders' Equity		20,702	19,463	3,168	22,110	20,930	3,142
Trade payables		**11,838**	**11,923**	**211**	12,588	12,827	113
Other payables (1)		**3,047**	**2,761**	**346**	2,742	2,614	246
Financial payables due within 12 months (2)	(*)	**8,177**	**6,167**	**7,149**	6,616	5,495	7,978
- Financial payables to others		*8,177*	*5,919*	*2,258*	*6,616*	*5,150*	*1,466*
- Intersegment financial payables		*-*	*248*	*4,891*	*-*	*345*	*6,512*
Total Current Liabilities and Stockholders' Equity		23,062	20,851	7,706	21,946	20,936	8,337
Trade accruals and deferrals		**1,365**	**1,260**	**110**	1,329	1,165	166
Financial accruals and deferrals	(*)	**852**	**538**	**380**	956	532	477
■ **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY**		**52,923**	**49,053**	**13,842**	53,835	51,056	13,973
■ **NET FINANCIAL POSITION**	(*)	**(4,254)**	**(4,127)**	**(127)**	(3,028)	(2,741)	(287)

(1) To improve representation of net inventories of contract work in progress, certain items related to advances from customers for contract work, which were previously reported under "Other payables," were deducted from inventories at June 30, 2004. Consistently with this change, the values of "Net inventories" and "Other payables" at December 31, 2003 were adjusted by 428 million euros.
Inventories are shown net of advances received for contract work in progress (8,477 million euros at June 30, 2004 and 8,876 million euros at December 31, 2003).

(2) Including the exchangeable bond for an amount of 1,765 million euros (at December 31, 2003) redeemable during 2004.

Breakdown of Net Indebtedness and Net Financial Position by Activity Segment

(in millions of euros)	At 6.30.2004 Consolidated	At 6.30.2004 Industrial Activities	At 6.30.2004 Financial Activities	At 12.31.2003 Consolidated	At 12.31.2003 Industrial Activities	At 12.31.2003 Financial Activities
Financial payables net of intersegment activities	(21,987)	(12,179)	(9,808)	(22,034)	(11,531)	(10,503)
Accrued financial expenses	(505)	(423)	(82)	(593)	(416)	(177)
Prepaid financial expenses	105	83	22	85	68	17
Cash	3,655	3,574	81	3,211	3,121	90
Securities	3,271	3,087	184	3,789	3,670	119
Net Indebtedness	**(15,461)**	**(5,858)**	**(9,603)**	**(15,542)**	**(5,088)**	**(10,454)**
Financial receivables and lease contracts receivable	11,326	1,556	9,770	12,576	2,114	10,462
Accrued financial income	228	224	4	301	298	3
Deferred financial income	(347)	(49)	(298)	(363)	(65)	(298)
Net Financial Position	**(4,254)**	**(4,127)**	**(127)**	**(3,028)**	**(2,741)**	**(287)**

Cash and cash equivalents collected by the centralized treasury during its activity have been recorded in the item Financial payables net of intersegment activities in the Industrial Activities column. However, funds that were transferred to Financial Activities were posted net of the relative intersegment relationships, as shown in the following table:

(in millions of euros)	At 6.30.2004 Consolidated	At 6.30.2004 Industrial Activities	At 6.30.2004 Financial Activities	At 12.31.2003 Consolidated	At 12.31.2003 Industrial Activities	At 12.31.2003 Financial Activities
Financial payables to others due within 12 months	8,177	5,919	2,258	6,616	5,150	1,466
Financial payables to others due beyond 12 months	13,810	12,806	1,004	15,418	14,480	938
(Intersegment financial receivables)	-	(6,807)	(261)	-	(8,459)	(360)
Intersegment financial payables	-	261	6,807	-	360	8,459
Financial payables net of intersegment activities	**21,987**	**12,179**	**9,808**	**22,034**	**11,531**	**10,503**

In regard to the individual activity segments:

- Industrial Activities, in relation to the changes in net financial position, generated liquidity requirements of 1,386 million euros during the first half of 2004, mainly attributable to operating trends during the period.
- In contrast, Financial Activities improved the net financial position by 160 million euros, also in consequence of changes in equity investment structures between the two segments. Net indebtedness improved by 851 million euros due to the reduction in the receivables portfolio that mainly occurred in the first quarter of 2004.

FINANCIAL POSITION AND OPERATING PERFORMANCE OF FIAT S.P.A.

Statement of Operations

The loss of Fiat S.p.A. in the first half of 2004 was 555 million euros, compared with a loss of 159 million euros in the corresponding period of the previous year.

A breakdown of its principal components is provided below:

(in millions of euros)	*1st half 2004*	*1st half 2003*
Investment income	-	282
Adjustments	**(428)**	(224)
Net financial expenses	**(73)**	(93)
Cost of personnel and services, less revenues	**(55)**	(52)
Non-operating income (expenses)	**1**	(16)
Income taxes	-	(56)
Net result for the period	**(555)**	(159)

Investment income in the first half of 2003 consisted of dividends, including the respective tax credits, paid by subsidiaries and associated companies.

Adjustments, negative by 428 million euros, principally reflect the writedown of the subsidiary Fiat Partecipazioni S.p.A. due to the negative performance of the Automobile sector (483 million euros), net of restoration of the value of Fiat Netherlands Holding N.V. for 57 million euros.
In the first half of 2003 net adjustments reflected the writedown of Fiat Netherlands Holding N.V. (93 million euros), Comau B.V. (73 million euros) and Iveco N.V. (42 million euros).

Net financial expenses totaled 73 million euros (93 million euros in the first half of 2003) and refer to interests and commissions paid for the 3-billion-euro convertible facility that has a term of three years.

The **cost of personnel and services, less revenues**, totaled 55 million euros (52 million euros in the first half of 2003). In particular:

- The **cost of personnel and services** totaled 102 million euros, compared with 113 million euros in the first half of 2003. The Company's staff averaged 152 employees, compared with 173 in the first half of 2003.

- **Revenues** totaled 47 million euros, compared with 61 million euros in the first half of 2003. They included royalties from the license to use the Fiat trademark and fees for services rendered by management personnel.

Net non-operating income amounted to 1 million euros. In the first half of 2003 net non-operating expenses consisted of commissions paid to Mediobanca for the postponement of the commitments undertaken by Mediobanca itself in the framework of the Ferrari contract.

Income taxes amounted to 56 million euros in the first half of 2003.

Balance sheet

The balance sheet of Fiat S.p.A. is summarized as follows:

(in millions of euros)	*At 6.30.2004*	*At 12.31.2003*	*Change*
Fixed assets	**6.964**	7.404	(440)
Working capital	**(13)**	77	(90)
Net invested capital	**6.951**	7.481	(530)
Stockholders' equity	**4.860**	5.415	(555)
Net financial position	**(2.091)**	(2.066)	(25)

Fixed assets consist mainly of investments in the Group's companies, which at June 30, 2004 totaled 6,856 million euros, down from 7,282 million euros at December 31, 2003.
The net decrease of 426 million euros reflects the writedown of Fiat Partecipazioni S.p.A. net of restoration of the value of *Fiat Netherlands Holding N.V.*

Working capital includes payables to Tax Authorities, suppliers, and employees of 39 million euros net of receivables, and ordinary treasury stock of 26 million euros (4,384,019 shares, or 0.54% of total stock, with a par value of 22 million euros). Working capital decreased by 90 million euros compared with December 31, 2003 due to lower receivables from Tax Authorities for VAT.

Stockholders' equity totaled 4,860 million euros at June 30, 2004, compared with 5,415 million euros at December 31, 2003. The decrease of 555 million euros reflects the loss for the period.

Net financial position at June 30, 2004 was negative by 2,091 million euros, compared with a net financial position negative by 2,066 million euros at December 31, 2003.

In regard to the net worth and the financial position of Fiat S.p.A., it should be noted that reimbursement of the main portion of the share capital of the subsidiary Internazionale Holding Fiat S.A., which was passed in June 2004, will be finalized in the second half of 2004. This transaction will generate a gain, compared to the book value of the equity investment, that is almost in line with the loss incurred by Fiat S.p.A. in the first half of 2004.

Process of Transition to International Accounting Standards (IAS/IFRS)

As previously stated in the Report on Operations of the Annual Report at December 31, 2003, following the coming into force of European Regulation No. 1606 dated July 2002, EU companies traded on EU regulated markets are required to adopt IAS/IFRS in the preparation of their consolidated financial statements beginning from fiscal 2005.

Commencing in the first half of 2003, the Fiat Group set up an IAS/IFRS implementation program with working groups which operated first at a parent company level and then at the level of principal operating companies. Reviews were conducted of the IAS/IFRS in force and the principal changes present in the proposals for the revision of those standards, which to date have not been finalized.

As at the end of the first half of 2004:

- The principal differences between the accounting principles currently followed by the Fiat Group, in compliance with the laws relating to financial statements interpreted and integrated in accordance with Italian accounting principles, and the applicable provisions of IAS/IFRS were identified;
- An action plan was formulated that was aimed at identifying the steps required to adapt the Group's corporate processes and information systems so as to render them capable of supplying the information necessary for the preparation of the Group's 2005 consolidated financial statements in accordance with IAS/IFRS, and to permit the processing of the information related to 2004, to be presented for comparative purposes;
- Implementation of the measures necessary for bringing corporate processes and information systems into compliance with IAS/IFRS is currently underway.

On the basis of work performed during the period, no additional significant differences affecting consolidated stockholders' equity at January 1, 2004 – restated in accordance with the new accounting principles – and future economic results were reported with respect to those already indicated in the analogous section of the Report on Operations of the Annual Report at December 31, 2003, to which reference should be made.

Transactions among Group Companies and with Related Parties

Transactions among Group companies, whether they are made to support vertical manufacturing integration or to provide services, are carried out at terms that, considering the quality of the goods or services involved, are competitive with those available in the marketplace.

The specific mission of a Group Sector is to provide services to other members of the Group through companies which, because of their specialized nature, are able to achieve continuous improvements in quality and economies of scale.

Within this framework, the main transactions between the Parent Company, Fiat S.p.A., and its subsidiaries and associated companies are summarized below:

- Licensing of the right to use the Fiat trademark, for a consideration based on a percentage of sales, to Fiat Auto S.p.A. (0.5%).
- Services provided by Fiat management personnel to Fiat Auto S.p.A., Iveco S.p.A., Magneti Marelli Holding S.p.A., Business Solutions S.p.A., Comau S.p.A., and other Group companies.
- Grant of suretyships and guarantees in connection with the issuance of billets de trésorerie (Fiat France S.A.), bonds and lines of credit (Fiat Finance and Trade Ltd, Fiat Finance Luxembourg S.A., Fiat Auto Financial Services Limited, and New Holland Credit Company LLC) and to secure bank loans (Fiat Auto S.p.A., Teksid S.p.A., Fiat Partecipazioni S.p.A., Fiat Automoveis S.A. – FIASA, Banco CNH Capital S.A., CNH America LLC, and other Group companies), and payment obligations under building rental contracts (Ingest Facility S.p.A., Fiat Auto S.p.A., Isvor Fiat S.c.p.A., Editrice La Stampa S.p.A., Fiat Automobil Vertriebs GmbH, International Metropolitan Automotive Promotion (France) S.A., Fiat Motor Sales Ltd, and other Group companies).
- Rental of buildings to Ingest Facility S.p.A. and Fiat I&CS S.c.p.A.
- Loans granted to and received from Fiat Ge.Va. S.p.A.
- Purchase of support and consulting services provided by Fiat Gesco S.p.A. (taxation and administration), Fiat Ge.Va. S.p.A. (financial services).
- Purchase of inspection and internal auditing services from Fiat Revi S.c.r.l.
- Purchase of information technology services provided by Global Value S.p.A.
- Purchase of external relations services provided by Fiat I&CS S.c.p.A.
- Purchase of office space, personal and real property maintenance services provided by Ingest Facility S.p.A., and other general services provided by Fiat Servizi per l'Industria S.c.p.a.
- Purchase of personnel training services provided by Isvor Fiat S.c.p.A.
- Purchase of automobiles from Fiat Auto S.p.A.

Among transactions with related parties that must be mentioned are the legal professional consultancy services rendered by Franzo Grande Stevens to Fiat S.p.A. for 127 thousand euros.

All the transactions involving intra-Group deliveries of goods and services that are part of the regular operations of the companies involved are discussed in another section of this Report (Note 19 – Other Information).

Based on the information received from the various Group companies, there were no atypical or unusual transactions during the first half of the year. The most important extraordinary intra-Group transaction that occurred during the period was the sale of businesses, related to Service and Dies operations, from Comau S.p.A. and Comau Poland Sp. z o.o. to Fiat Auto S.p.A., Fiat Auto Poland S.A., Sata S.p.A., Sevel S.p.A. and to companies belonging to the Fiat-GM Powertrain B.V. group.

Significant Events Occurring since the End of the Period and Business Outlook

On July 9, Fiat redeemed a total of 1,672 million dollars (at the exchange rate of June 30, 2004 it amounted to approximately 1.4 billion euros) for the five-year bonds issued at the beginning of 2002 and exchangeable for General Motors shares. The reimbursement was carried out following requests for early redemption received by the contractually envisaged deadline, in accordance with the contractual right of each bondholder thereto. During the first quarter of 2004, Fiat had repurchased 540 million dollars in bonds to be cancelled out of a total of 2,229 million dollars.

In July Magneti Marelli and the Norauto Group reached an agreement for the sale of 100% of the Midas business (automotive repair and maintenance services) in Europe and South America.
The sale of the entire business was concluded at a value of 47.5 million euros and will result in a gain of approximately 24 million euros for the Fiat Group.

On September 1, 2004 the new organizational structure of Fiat Auto was announced: it is divided into 28 functions and became operational on that same date. The new team, headed by Fiat Auto's Chief Executive Officer Herbert Demel, will ensure effective management through fast and lean processes centering on teamwork.
The organization is designed to move beyond the old hierarchical structure – based on business units – putting the emphasis on empowerment and rapid response capacity.

Information on the business outlook for the balance of the year is provided in the Overview of this Report.

Automobiles – Fiat Auto

During the first half of 2004, Western European demand for automobiles grew to approximately 7.8 million units, or 3.2% more than in the same period last year. In Italy, shipments increased to 1,292,200 units, a gain of 3.0% compared with the first six months of 2003. The best improvements were recorded in Spain (+14.6%) and Great Britain (+2.1%), but demand contracted in Germany (-1.7%).
Demand patterns were particularly favorable outside Western Europe, with shipments rising 13% in Poland and 9.7% in Brazil. In China, the automobile market expanded by a healthy 32% compared with the first half of 2003. Argentina performed especially well, with demand rising by a remarkable 179.2%.

The Western European market for light commercial vehicles expanded by 7.4%, with the best gains occurring in Spain (+10.5%), Great Britain (+10%) and France (+8.0%). In Italy, the demand pattern was consistent with the other major European markets. Shipments rose to over 107,500 units, or 4.7% more than in the first six months of 2003. Strong gains were also recorded in Poland (+26.6%), where sales were boosted by growth in the segment of light commercial vehicles based on automobile platforms, and Brazil (+16.6%).

In this environment, Fiat Auto sold 929,800 automobiles and light commercial vehicles, up 7.2% from the first half of 2003. A total of 641,000 units were sold in Western Europe, or 1.4% more than in the first six months of 2003.
Compared with the first half of last year, unit sales were up sharply in Poland (+30%) and in Brazil (+16.2%), where Fiat was again the top seller of automobiles and light commercial vehicles combined.

Fiat Auto's market share improved to 7.6% for all of Western Europe (+0.1 percentage points) and 28.4% for Italy, up 0.7 percentage points from June 30, 2003. Compared with the first six months of 2003, the Sector's market share increased to 18.7% in Poland (+1.5 percentage points), but contracted to 23.4% in Brazil (-1.4 percentage points).

Fiat Auto's share of the Western European market for light commercial vehicles declined from 11.6% in 2003 to 11% this year as the net result of diverging trends in different markets and a drop of 3 percentage points in Italy. The aggressive sales policies pursued by the Sector's more direct competitors account for most of this decrease. On a more positive note, Fiat Auto was able to report higher sales volumes, better sales prices and a more favorable product mix.

Automobile Market

(in thousands of units)	1st half 2004	1st half 2003	% change
France	**1,063.7**	1,065.1	(0.1)
Germany	**1,617.9**	1,646.1	(1.7)
Great Britain	**1,379.9**	1,351.6	2.1
Italy	**1,292.2**	1,254.0	3.0
Spain	**788.1**	687.9	14.6
Western Europe	**7,794.1**	7,550.1	3.2
Poland	**193.8**	171.5	13.0
Brazil	**592.5**	540.1	9.7

Sales Performance - Automobiles and Light Commercial Vehicles

(in thousands of units)	1st half 2004	1st half 2003	% change
France	**35.9**	38.8	(7.5)
Germany	**58.6**	59.9	(2.2)
Great Britain	**47.5**	45.6	4.2
Italy	**378.3**	378.0	0.1
Spain	**39.9**	35.5	12.4
Rest of Europe	**80.8**	74.4	8.6
Western Europe	**641.0**	632.2	1.4
Poland	**42.9**	33.0	30.0
Brazil	**170.9**	147.1	16.2
Rest of the world	**75.0**	54.8	36.9
Total units sold	**929.8**	867.1	7.2
Associated companies	**55.2**	33.5	64.8
Overall total	**985.0**	900.6	9.4

Fiat presented two concept cars at the 2004 Geneva International Motor Show: the Trepiùno, a car with a wealth of technological innovations that provides a modern reinterpretation of the vehicles that truly marked the start of mass modernization, and the Cinqueterre, an all-wheel-drive version of the Idea for off-road travel.
The Sector also presented several new models that are scheduled for introduction in 2004: the new Fiat Multipla, the Fiat Panda 4x4 and the Lancia Musa, which was unveiled in Venice in June.
Also in June, the Panda became available with a 1.3-liter Multijet diesel engine, while the automatic-transmission option is being offered in a growing number of models.
During the first six months of 2004, the share of the Western European market claimed by the Alfa Romeo brand on the specific market segments in which it operates improved slightly. As was the case a year ago, the best performance was recorded in Spain.
The Alfa Romeo GT, which was launched at the beginning of this year in all European markets, has been extremely well received, with about 18,000 orders booked as of the end of June.
At the Geneva Motor Show, Alfa Romeo unveiled its Crosswagon, which will be available in September and marks Alfa Romeo's return to the four-wheel-drive segment.

In the first half of 2004, financing support provided to the sales network totaled about 6,010 million euros, or 5.8% less than in the same period last year. The reduction in financing volume occurred mainly in Italy and France, where new vehicle sales are being supported with receivables securitization programs handled directly by the Sector's industrial operations.

The renting operations continued to focus on optimizing their operating performance and increasing the profitability of new contracts, which numbered about 16,000 in the first six months of 2004. In Europe, the fleets of vehicles operated by the Sector's subsidiaries and associated companies totaled 137,000 units, up about 3% from December 31, 2003.

On September 1, 2004 the new organizational structure of Fiat Auto was announced: it is now divided into 28 functions and became operational on that same date. The new team, headed by Fiat Auto's Chief Executive Officer Herbert Demel, will ensure effective management through fast and lean processes centering on teamwork.
The organization is designed to move beyond the old hierarchical structure – based on business units – putting the emphasis on empowerment and rapid response capacity.

Operating Performance

In the first six months of 2004, the Sector had net revenues of 10,462 million euros, up from 10,149 million euros in the same period last year, when continuing operations accounted for 9,780 million euros. On a comparable basis, the year-over-year gain is 7%. This year's revenue gain reflects the beneficial impact of new models launched late in 2003 and at the beginning of 2004 and sharp unit sales gains in Poland and Brazil.

The first half of 2004 ended with an operating loss that, at 474 million euros, was smaller than both the loss reported for the same period last year (-568 million euros) as well as that reported by the continuing operations (-656 million euros). Sales of new products helped improve the overall product mix and sales prices. Overall, the Sector's bottom line benefited from a rise in sales volumes, particularly outside Western Europe (Poland and Brazil), and the significant reductions in product costs brought about by the ongoing streamlining initiatives, which were offset in part by the effects of the well known labor unrest at the Melfi site.

Sales Performance

In the first half of 2004, the worldwide market for agricultural equipment grew by 17% compared with the same period last year. Demand increased sharply in North America (+12%) and Latin America (+19%), expanded at a slower rate in Western Europe (+4%) and was up a healthy 14% in the rest of the world.

The trend was also up in every segment of the construction equipment market. Compared with the first six months of 2003, shipments rose 4% in Western Europe, 30% in North America, 34% in Latin America and 23% in the rest of the world.

In the first half of 2004, unit sales of CNH's agricultural equipment increased faster than demand in the all-important North American market and matched the strong growth rate of the Latin American market. In Western Europe, however, sales were down, reflecting weak market demand, especially for combines. In the rest of the world, the Sector's unit sales increased, but did not match the market's overall rate of expansion.

During the first half of 2004, sales of CNH's construction equipment were up sharply in North America, expanding in line with the rise in market demand, which was especially strong for heavy equipment. Shipments were also up in Latin America, though at a lower rate than the market as a whole, but were down significantly in Western Europe, where demand decreased for light equipment but improved for heavy equipment.

CNH's effort to revamp and upgrade its product line continued during the first six months of 2004. The Sector added 29 new products to its agricultural equipment lineup. The most noteworthy of the 13 new machines launched in Europe are the new line of Case IH JXN/JXV tractors. These tractors have been designed to meet the specific needs of fruit growers, providing them with an improved level of performance and comfort. This new product line has been positioned at the top of its market segment. The 10 new models introduced in North America include a New Holland large square baler and an automatic bale wagon. These two products and three others sold under the Case IH brand were honored with prestigious awards in North America. The Sector was active in the South American market as well, launching six new agricultural machines.

In the construction equipment area, CNH brought to market 16 new models during the first half of 2004. These included a line of four compact excavators in North America and 12 machines in Europe. In Europe, the most significant development was the introduction of a complete line of mini excavators that will enable the Sector to compete in the light equipment segment of the market. In Latin America, major product launches are planned for the second half of 2004.

Operating Performance

In the first six months of 2004, CNH reported revenues of 5,059 million euros, up 5.4% from the same period last year. This improvement was achieved despite the negative foreign exchange differences caused by the appreciation of the euro. The revenue increase, which would have reached about 11% on a comparable foreign exchange translation basis, reflects primarily a gain in unit sales in the Western Hemisphere and higher prices.

CNH ended the first half of 2004 with operating income of 229 million euros, or 124 million euros more than in the first six months of 2003. The result for the period benefited from a sizable increase in sales volumes, a rise in the prices charged for agricultural and construction equipment and product cost savings.

Commercial Vehicles – Iveco

During the first half of 2004, the Western European market for commercial vehicles (GVW of 2.8 tons or more) enjoyed a general improvement compared with the first six months of 2003. New vehicle registrations totaled 546,455 units, up 12.2% from the 487,146 units registered in the same period last year.
The best increases were recorded in Spain (+21.3%), France (+11.5%), Germany (+10%), Great Britain (+11.1) and Italy (+8.2%).
The surge in demand benefited all segments of the market. In the first half of 2004, new registrations of heavy vehicles totaled more than 122,600 units, for a gain of 8.5% compared with 113,000 new registrations in the same period last year. Demand was especially strong in Germany (+20.5%), Spain (+12.2%) and France (+4.5%), contracted slightly in Italy (-3.2%), held steady in Great Britain and improved in all remaining markets.
Demand for medium-size vehicles (about 39,400 new units registered in the first six months of 2004) was up just 2.7% compared with the first six months of 2003 (38,400 units), but the gain comes after a contraction of 1.5% in the first quarter. The market expansion was felt to different degrees in the European markets. The top performer was Spain (+6.8%), followed by Germany (+6.3%) and Great Britain (+4.4%). France and Italy bucked the trend, posting decreases of 10.5% and 6%, respectively. In Italy, however, the overall decline masks a turnaround after a contraction of 20.6% in the first quarter of 2004.
In Western Europe, new registrations of light commercial vehicles totaled more than 384,000 units, or 14.5% more than the 336,000 units registered in the first half of 2003. Demand was up in all major markets, with the best gains recorded in Spain (+26.9%), France (+15.7%), Great Britain (+15.5%), Italy (+13.4%) and Germany (+7.3%).
During the first half of 2004, Iveco sold a total of about 79,200 vehicles worldwide, or about 7.2% more than in the first six months of 2003 (73,900 units).
When the approximately 30,100 vehicles sold by licensees and associated companies (23,400 in the first six months of 2003) and 50% of the vehicles sold by Naveco (about the same number of units as a year ago) are added, total sales amount to about 112,800 units, up from 100,700 units in the first half of 2003.
In Western Europe, Iveco shipped about 63,200 vehicles, a 4.2% increase compared with the first six months of 2003 (60,600 vehicles). The biggest improvements occurred in France and Germany, where sales were up 17.8% and 5.5% respectively. In the other markets, shipments increased at a more steady rate, with healthier gains in certain countries (+5.4% in Spain). Only Italy bucked the trend, as unfavorable market conditions forced sales down 2.3%.

Commercial Vehicles Market (GVW = 2.8 tons)

(in thousands of units)	*1st half 2004*	*1st half 2003*	*% change*
France	**94.5**	84.8	11.5
Germany	**118.7**	107.9	10.0
Great Britain	**89.5**	80.5	11.1
Italy	**63.1**	58.3	8.2
Spain	**56.7**	46.7	21.3
Western Europe	**546.5**	487.1	12.2

Sales Performance – Units Sold

(in thousands of units)	*1st half 2004*	*1st half 2003*	*% change*
France	**11.1**	9.4	17.8
Germany	**7.4**	7.0	5.5
Great Britain	**6.6**	6.5	0.3
Italy	**18.5**	19.0	(2.3)
Spain	**8.2**	7.8	5.4
Western Europe	**63.2**	60.6	4.2
Eastern Europe	**5.4**	4.8	12.5
Rest of the world	**10.6**	8.4	26.1
Total units sold	**79.2**	73.9	7.2
Licensees	**30.1**	23.4	28.8
Naveco (*)	**3.4**	3.4	0.3
Overall total	**112.8**	100.7	12.0

(*) Consolidated according to the equity method since 2003.

The Sector's share of the Western European market for vehicles with GVW of 2.8 tons or more declined by 0.7 percentage points from the 11.7% recorded in the first half of 2003. The overall decrease occurred as Iveco's strong performance and renewed leadership position in the medium vehicle segment (market share up from 26.4% to 28.4% compared with the first six months of 2003) was offset by declines in the heavy vehicle segment (market share down from 11.4% to 10.8%) and in the light vehicle segment (market share of 9.3%, or 0.8 percentage points less than the 10.1% reported in the first half of 2003).

In Eastern Europe, Iveco sold about 5,400 units, or 12.5% more than in the first six months of 2003.
Customers outside Europe bought a total of about 10,600 vehicles, an increase of 26.1% compared with the first six months of 2003 (8,400 units).
Unit sales were up sharply in Latin America, where a rebounding local market enabled Iveco to ship about 4,320 vehicles (+66.2% compared with the 2,600 vehicles sold in the first half of 2003).
Irisbus sold more than 4,000 busses, or about 8.2% less than in the first six months of 2003.

The performance of the main associated companies, which produce and sell vehicles under Iveco's license, is reviewed below:

- In Turkey, where demand improved during the first six months of 2004, Otoyol sold 3,200 units, or 45.1% more than in the same period last year.
- In India, Ashok Leyland manufactured and sold a total of 26,946 vehicles, for a gain of 27.1% compared with the first half of 2003.

Iveco produced 228,619 diesel engines in the first half of 2004, or about 15% more than in the same period last year. Increased orders from CNH account for most of the gain.

During the first half of 2004, Iveco Finance recorded an increase of approximately 11.6% in the number of contracts signed to finance sales of new commercial vehicles with respect to the same period last year. The best gains were recorded in Italy and France.
Overall, Iveco Finance provided financing for 24% of the vehicles sold by Iveco, about the same as in the first six months of 2003.
The strong performance of the finance operations is the direct result of the improved service provided to customers and dealers and of the progress made in streamlining the contract acquisition process.
At June 30, 2004, Iveco Finance had outstanding contracts covering about 103,000 vehicles, about the same as a year earlier (-1%). The value of the loan portfolio amounted to about 2.5 billion euros.

Operating Performance

Iveco's revenues totaled 4,539 million euros in the first six months of 2004, or 8.7% more than the 4,175 million euros booked in the same period last year. Higher sales volumes and product prices account for this improvement.
Operating income for the first six months of 2004 amounted to 147 million euros, up from 22 million euros in the first half of 2003. The beneficial impact of strong increases in sales volumes and higher prices, combined with the progress made in reducing all product cost components, account for this remarkable bottom line gain.

Ferrari – Maserati

The key development in the first half of 2004 for **Ferrari** was the launch of the new 2+2 612 Scaglietti: well received by the press and customers, the waiting list for the new model goes well beyond the production run planned for 2004.
Among eight-cylinder models, the Challenge Stradale continues to perform well.
The order backlog held steady in relation to the age of the models available. Sales to end customers were strong (2,419 units), a 13% increase over 2003 generated largely by sales of the 612 Scaglietti, the Challenge Stradale and the Enzo Ferrari limited edition (136 units delivered in the first half of the year).
A breakdown of shipments to end customers by geographic region shows that the greatest improvem ents in absolute terms over the first six months of 2003 took place in North America (where sales rose by 118 units) and in Europe (up 73 units).

This year has seen further success for Ferrari's racing operations, with the team achieving its sixth consecutive victory at the Formula 1 World Constructors' Championship and winning the Driver's Championship for the fifth time in a row.

In the first half of 2004, **Maserati** registered a total of 1,990 units. This sharp rise over the same period last year stemmed from the success of the Quattroporte, now marketed in Europe, the Middle East, Asia, Latin America and South Africa.
As of June 30, 577 units had been registered and orders had been booked for 1,208, testifying to the enormous interest sparked by the latest addition to the Trident marque's lineup, and its appeal to potential buyers. In Italy, the first market on which it was introduced, the Quattroporte now accounts for over 47% of all sales in its segment.

The Quattroporte will be launched on the North American market in September 2004.
The coupé and roadster segments expanded in the first six months of 2004, as the competition introduced a number of new models that boosted sales. These effects apart, both segments saw a significant contraction in new car registrations.
The coupé segment in particular grew by 25% in the first six months of the year, an increase that was entirely due to newly launched models. Excluding the latter effect, this segment shrank by 24.2%, with the Maserati Coupé posting a decrease in the number of registrations (-2.6%).
The roadster segment grew by 49.3%, again as a result of the enthusiasm generated by new models (+ 22.7% if this effect is excluded). For the Maserati Spyder, registrations totaled 375 units: well below last year but still better than expected in view of the spate of new models vying for attention in an intensely competitive market. This stream of new models is not likely to abate in the second half of the year.

In July, Maserati introduced the new GranSport, an aggressive and sporty model designed to attract new customers who put a premium on performance and distinctive styling.

Other highlights in the first half of the year included Maserati's entry on the Russian market, with the opening of a showroom in Moscow. A new showroom was also inaugurated in Shanghai as a further step in building Maserati's presence on the Chinese market.

Operating performance

In the first half of 2004, consolidated net revenues in the Ferrari - Maserati Sector came to 735 million euros, a rise of 17.8% over the previous year which was fueled by stronger sales by both Ferrari and Maserati.

The period closed with an operating loss of 59 million euros, compared with the 16-million-euro loss posted a year earlier. The deterioration is chiefly due to the negative impact of exchange rates, as well as to the higher expenditures on research and development, advertising and promotion which were involved in bringing out new models, and were not offset by the positive impact of the product mix on sales revenues.

Components – Magneti Marelli

In the first half of 2004 world automotive production posted an overall slight increase by comparison with the previous year, although performance differed across countries and geographic areas.

The Sector rebuilt its ties with leading manufacturers in the first half of 2004, with all business lines booking a number of major orders on new models which will enable it to increase the percentage of revenues originating from non-captive customers.

In particular, PSA placed orders for Cofap Automotive Suspension's FLEX product, while Audi and BMW ordered Engine Control components. The Sector also received orders for headlamps for the BMW 4 Series and signed major agreements for the Chinese market.

Marelli's new SFS Software Flexfuel Sensor technology was presented at the Auto China 2004 motor show. Developed in Brazil, this innovative software system enables the engine to run on two types of fuel (alcohol and gasoline).

Yet another advance in engine control systems was made with the Tetrafuel flexible fuel system, a technology unveiled at Rio di Janeiro and Beijing in April which will enable the same control unit to meter four different kinds of fuel.

Following the December 2003 agreement between the Ixfin Group and the Fiat Group, Magneti Marelli now manages worldwide industrial activities in Italy, France, Spain, Mexico, Brazil and China for automotive electronics systems (instrument panels, on-board computers and navigation systems) to ensure continuity and sustained development. Therefore, the operating and financial results of the Magneti Marelli Electronic Systems business unit were consolidated as of January 1, 2004.

Operating performance

In the first half of 2004, the Sector posted net revenues of 1,982 million euros, an increase of 10.1% with respect to the year-earlier period on a comparable consolidation basis and adjusting for exchange rate variations. This increase was largely due to the Engine Control Business Unit's introduction of diesel system production.

Operating income was 43 million euros; on a comparable scope of operations, this was an increase of 34 million euros over the same period in the previous year.
In a keenly competitive market, the Sector was able to achieve this increase through targeted measures that made the cost structure more competitive while easing the pressure on prices. Consolidating the Electronic Systems business unit resulted in a 6-million-euro rise in operating income.

Production Systems – Comau

Capital investments showed signs of picking up in the first six months of 2004, thanks to the upswing in the US economy. In Europe, the situation remained more uncertain, partly as a result of the euro's rise against the dollar.
In general, Comau's reference market showed a certain hesitancy, as price pressures continued to be high. Thus, though carmakers are far from abandoning their plans to bring out new models, they have scaled down their capital investments and stepped up the pressure on their suppliers, who have been forced to become more competitive by the fact that their capacity now outstrips worldwide demand.

The market continued to display a highly cyclical pattern, while the tendency to react to its swings by postponing or downsizing new programs undermined stability. Moreover, new investment in traditional markets is no longer directed at expanding production capacity but rather at rationalizing existing resources with a view to increasing the use of modular and flexible production plants and raising capacity utilization.

New orders for contract work totaled 829 million euros in the first half of 2004, an increase of 37% or 607 million euros over the corresponding period in the previous year. This improvement was largely due to an increase in contracts in both Europe (Italy and Eastern European countries) and in the NAFTA area, where the dollar's weakening against the euro proved to be less of an impediment than might have been feared.

The geographic breakdown of orders is as follows: 59% in Europe (Italy 31%, Germany 8%, France 9% and others 11%), 35% in the NAFTA countries and the remaining 6% in Brazil and new markets (China and India).

At June 30, 2004, the backlog of orders for contract work, net of the portion already produced, came to 1,177 million euros, an increase from the 1,009 million euros (+17%) reported at June 30, 2003, and from the 1,038 million euros (+13%) recorded at December 31, 2003. This increase reflects the significant growth in the 2004 order portfolio discussed earlier.

During the first six months of 2004 maintenance services (Comau Service) dropped sharply by comparison with last year as several major customers reinsourced their upkeep operations. As a consequence, the business unit's revenues totaled 164 million euros at June 30, 2004, down 47% from the 311 million euros achieved one year before.

Operating performance

Revenues came to 765 million euros in the first half of 2004, 29% below the 1,082 million euros posted in the first half of 2003. This downturn involved all of the areas in which Comau does business. In particular, contract work at Comau Systems decreased by 15%, chiefly as a result of the lower volumes achieved by the Body Welding & Assembly Business Unit in Germany and the United Kingdom and by the Dies Business Unit, which discontinued business in Italy. On the NAFTA market, revenues from contract work at Comau Pico fell 29% because of the weak order backlog held by the business units at the beginning of the year, and the decline of the dollar against the euro. For Comau Services, the change in the scope of operations discussed above led to a 47% reduction in revenues.

Operating loss for the first half of 2004 totaled 3 million euros, an improvement over the 7-million-euro loss reported in the same period of 2003. This improvement stemmed from the better margins achieved on contract work, which went far to offset the general decline in revenues.

Metallurgical Products – **Teksid**

Though the outlook for the worldwide economy is more favorable than it was in 2003, the high cost of raw materials and unfavorable exchange rates have continued to generate tension. Despite these difficulties, Teksid's efforts to diversify its customer base and markets, together with its constant search for efficiency gains in products and logistics, enabled the Sector to improve overall performance.

The Sector gained a number of major orders from Fiat Group companies and external firms, as a result of the marketing actions it implemented during the first half of 2004:

- The **Cast Iron** business unit received orders from Renault, Garrett, D.Chrysler, Cummins, Toyota, GM, CDC and Hyundai.

- The **Magnesium** business unit received orders from GM, Borg Warner, D.Chrysler, Land Rover and Intier.

Teksid's commitment to product and process innovation and development continued with the aim of offering customers the most highly competitive conditions possible, in line with market demands and more stringent technological and environmental regulations.

Operating performance

Net revenues for the first half of 2004 totaled 466 million euros, up 6.2% from the same period in the previous year thanks to significant growth in sales volumes, which was only partially offset by adverse exchange rates. The Cast Iron business unit increased its volumes by 11.5%, benefiting from increased demand in North America and Brazil. The Magnesium business unit also significantly improved volumes by 11% thanks to stronger sales in North America and increased demand in Europe, where the Sector availed itself of the output of a new plant in the United Kingdom that started production during 2003. Sales to non-captive customers accounted for 87%, in line with the first half of 2003.

Operating income was 16 million euros, as against 5 million euros in the first six months of 2003, and accounted for 3.4% of net revenues as opposed to 1.1% in the first six months of 2003. The improvement is attributable to efficiency gains and to higher sales volumes, which helped offset the unfavorable impact of exchange rates and the rising cost of raw materials.

Services – Business Solutions

The business services market did not pick up significantly in the first half of 2004, as economic and financial difficulties continued to prevent industrial and service companies from reaching peak performance.
In this framework of challenging market conditions, the Fiat Group Services Sector's decision to concentrate on the captive market rather than trying to build up its presence on the open market has proven to be particularly strategic.

The operating performance of the Sector's various areas of business in the first half of 2004 is reviewed below.

- **Human resources**: Activities in this area focused on making its organization more efficient, particularly as regards the development of high value-added services.
  The Unit had aggregate revenues of around 130 million euros (113 million euros in the first half of 2003).
- **Facility Management**: In the first half of 2004, activities concentrated on optimizing the service portfolio.
  The Unit's revenues totaled 112 million euros, as against 118 million euros in the first half of 2003.
- **ICT** – Information and Communication Technology: This area continued to streamline its business to improve competitiveness, in an environment where important efficiency actions are requested by all its customers.
  In the first half of 2004, Business Solutions consolidated the activities of Atlanet, a provider of fixed telephony links and general connectivity services in which the Fiat Group acquired a 100% interest late in 2003.
  The Unit had revenues of 388 million euros (338 million euros in the first half of 2003).
- **Administration and Procurement Services**: In the first half of 2004, the scope of operations within the Group was brought into sharper focus, specifying service levels and mutual responsibilities in greater detail.
  The Unit's aggregate revenues totaled 154 million euros (169 million euros in the first half of 2003).

Operating performance

The Sector had revenues of 769 million euros in the first half of 2004, down 18% from the same period in the previous year following the change in the scope of operations after the sale of Fiat Engineering. This decrease was offset to some extent by the consolidation of the telephony company Atlanet as of January 2004. When data are restated on a comparable basis, revenues dropped by 1.4%, largely as a result of the decrease in IT services. Approximately 51% of revenues in the first half of the year originated from captive customers.
Operating income fell to 15 million euros, or two million euros less than in the first six month of 2003. On a comparable basis, however, income improved by around 14 million euros, as Sector-wide efficiency enhancing measures began to bear fruit.

Publishing and Communications – **Itedi**

According to FIEG, the Italian Newspaper Publishers Association, sales of Italian newspapers during the first part of 2004 were substantially on a par with the corresponding period a year ago.
Nielsen Media Research reports that the Italian advertising market grew by 9.0% in the first five months of 2004, with major gains posted by the television (up 11.2%) and radio (up 30.7%) markets. Between January and May 2004, the newspaper market grew 3.7% by comparison with the corresponding period of the previous year, while magazine advertising increased by 2% (source: FCP).

Editrice La Stampa S.p.A. reported an average daily circulation of about 348 thousand copies, down from 369 thousand at June 30, 2003. Lower newsstand sales and a reduction in subscriptions account for this decrease, while the fact that several tie-ins and joint marketing arrangements with other papers were discontinued also contributed. During the first six months of 2004, the Sector continued its brand extension activities, leveraging the *La Stampa* brand name through the sale of publications and related products at the newsstands. Revenues from these initiatives topped 5 million euros during the period, more than twice those posted in the first six month of 2003. *La Stampa* also continued its efforts to boost readership by distributing papers to students in the schools, and to build customer loyalty through contests offering a variety of prizes.

Revenues from the sale of newspapers totaled 34.2 million euros in the first six months of 2004, remaining at the same level achieved in the first half of 2003 thanks to the success of the supplement *Specchio,* which introduced a new graphic layout and more complete coverage of news, events and trends in September 2003.
Advertising revenues amounted to 47.8 million euros, up from 46.2 million euros for the first half of 2003 despite the discontinuation of local news sections for Milan and Rome in December 2003.

Publikompass S.p.A. booked advertising billings in excess of 181 million euros in the first six months of 2004, 19.1% more than in the same period in 2003. All media segments contributed to this growth, with newspaper billings, which came to 129.6 million euros at the end of the period, increasing by 10.5%. Excluding additions to the customer base, growth amounted to 7% with respect to the same period of 2003. Advertising in periodicals rose by around 26.2% to total approximately 15 million euros, due in no small measure to the success of *Specchio*'s new look in attracting advertisers, who increased by nearly 20%. Billings from television and radio advertising reached 36.3 million euros, increasing by 62.4% thanks to the influx of business from Sky, which had not begun broadcasting in the first half of 2003. Another noteworthy contribution came from Rete A All Music, which added 25.1% to revenues from television advertising.

Operating performance

The Sector posted net revenues of about 221 million euros for the first six months of 2004, up from 190 million euros in the same period last year. The increase of approximately 31 million euros chiefly reflects the positive impact of higher advertising billings generated by the new contracts signed by Publikompass, as well as the brand extension initiatives. Operating income was 9 million euros, a gain of 4 million euros over the first half of 2003. This improvement was made possible by the higher margins earned by Publikompass on its expanded revenue base, and the decline in paper prices.

Fiat Group

Consolidated Financial Statements and Notes at June 30, 2004

Consolidated Balance Sheet

(in millions of euros)

June 30, 2003			*June 30, 2004*	*Dec. 31, 2003*
	ASSETS			
-	**Amounts due from stockholders for shares subscribed but not called**		**-**	-
	Fixed assets			
4,198	Intangible fixed assets	(note 1)	**3,694**	3,724
10,407	Property, plant and equipment	(note 2)	**9,465**	9,675
7,204	Financial fixed assets	(note 3)	**5,627**	5,776
21,809	**Total Fixed assets**		**18,786**	19,175
	Current assets			
16,270	Inventories	(note 4)	**14,932**	15,360
12,294	Receivables	(note 5)	**10,371**	9,513
17,138	Financial assets not held as fixed assets	(note 6)	**12,901**	14,659
2,203	Cash		**3,655**	3,211
47,905	**Total Current assets**		**41,859**	42,743
868	**Accrued income and prepaid expenses**	(note 7)	**755**	793
70,582	**TOTAL ASSETS**		**61,400**	62,711
	LIABILITIES AND STOCKHOLDERS' EQUITY			
	Stockholders' equity			
	Stockholders' equity of the Group	(note 8)		
3,082	Capital stock		**4,918**	4,918
274	Additional paid-in capital		**-**	279
659	Legal reserve		**447**	659
18	Treasury stock valuation reserve		**26**	32
3,316	Retained earnings and other reserves		**1,564**	2,805
(708)	Net income/(Loss) for the period		**(658)**	(1,900)
6,641	**Total**		**6,297**	6,793
816	**Minority interest**		**645**	701
7,457	**Total Stockholders' equity**		**6,942**	7,494
6,446	**Reserves for risks and charges**	(note 9)	**5,575**	5,379
1,581	**Reserve for employee severance indemnities**		**1,317**	1,313
52,339	**Payables**	(note 10)	**45,349**	46,240
2,759	**Accrued expenses and deferred income**	(note 11)	**2,217**	2,285
70,582	**TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY**		**61,400**	62,711

Consolidated Balance Sheet

- **MEMORANDUM ACCOUNTS** (note 12)

(in millions of euros)

June 30, 2003		*June 30, 2004*	*Dec. 31, 2003*
	Guarantees granted		
	Unsecured guarantees		
	Suretyships:		
72	on behalf of associated companies	**60**	10
3,270	on behalf of others	**2,609**	3,050
3,342	Total Suretyships	**2,669**	3,060
	Guarantees of notes:		
283	on behalf of others	**274**	259
283	Total Guarantees of notes	**274**	259
	Other unsecured guarantees		
40	on behalf of unconsolidated subsidiaries	**82**	-
197	on behalf of associated companies	**184**	295
3,081	on behalf of others	**2,784**	2,780
3,318	Total Other unsecured guarantees	**3,050**	3,075
6,943	**Total Unsecured guarantees**	**5,993**	6,394
	Secured guarantees:		
232	on behalf of others	**55**	36
232	**Total Secured guarantees**	**55**	36
7,175	**Total Guarantees granted**	**6,048**	6,430
	Commitments		
24,943	Commitments related to derivative financial instruments	**19,881**	20,798
504	Commitments to purchase property, plant and equipment	**399**	329
10,293	Other commitments	**10,855**	10,350
35,740	**Total Commitments**	**31,135**	31,477
2,558	**Third-party assets held by the Group**	**1,212**	1,923
3,850	**Group assets held by third-parties**	**3,183**	4,496
213	**Other memorandum accounts**	**348**	380
49,536	**TOTAL MEMORANDUM ACCOUNTS**	**41,926**	44,706

Consolidated Statement of Operations

(in millions of euros)

2003 Fiscal year			*1st half 2004*	*1st half 2003*
	Value of production	(note 13)		
48,346	Revenues from sales and services		**23,466**	24,393
700	Change in work in progress, semi-finished and finished products inventories		**(156)**	199
(1,075)	Change in contract work in progress		**42**	381
688	Additions to internally produced fixed assets		**259**	386
1,689	Other income and revenues		**538**	793
50,348	**Total Value of production**		**24,149**	26,152
	Costs of production	(note 14)		
28,392	Raw materials, supplies and merchandise		**14,502**	14,177
8,505	Services		**4,092**	4,891
367	Leases and rentals		**157**	186
6,688	Personnel costs		**3,164**	3,587
2,582	Amortization, depreciation and writedowns		**1,165**	1,313
81	Change in raw materials, supplies and merchandise inventories		**(47)**	(195)
1,163	Provisions for risks		**523**	411
17	Other provisions		**-**	-
1,028	Other operating costs		**492**	425
668	Expenses of financial services companies		**234**	367
1,367	Insurance claims and other costs		**7**	1,357
50,858	**Total Costs of production**		**24,289**	26,519
(510)	**Difference between the Value and Costs of production**		**(140)**	(367)
	Financial income and expenses	(note 15)		
22	Investment income		**3**	17
1,504	Other financial income		**817**	710
2,489	Interest and other financial expenses		**999**	1,137
(963)	**Total Financial income and expenses**		**(179)**	(410)
	Adjustments to financial assets	(note 16)		
105	Revaluations		**70**	74
277	Writedowns		**35**	130
(172)	**Total Adjustments to financial assets**		**35**	(56)
	Extraordinary income and expenses	(note 17)		
2,017	Extraordinary income		**124**	598
1,670	Extraordinary expenses		**247**	335
347	**Total Extraordinary income and expenses**		**(123)**	263
(1,298)	**Income (Loss) before taxes**		**(407)**	(570)
650	Income taxes for the period	(note 18)	**262**	167
(1,948)	**Income (Loss) for the period before minority interest**		**(669)**	(737)
48	Minority interest		**11**	29
(1,900)	**Net income (Loss) for the period**		**(658)**	(708)

Notes to the Consolidated Financial Statements

ACCOUNTING PRINCIPLES AND METHODS

The Report on Operations for the first half of 2004 and the Consolidated Financial Statements for the six months ended June 30, 2004 have been prepared in accordance with Consob Regulation No. 11971 of May 14, 1999, as amended.

The consolidation methods, accounting principles and valuation criteria applied in these financial statements are consistent with those used to prepare the annual consolidated financial statements at December 31, 2003, to which reference should be made, taking into account the specific accounting principle on interim financial reporting published by the National Boards of "Dottori Commercialisti e dei Ragionieri," supplemented where necessary by the analogous standard published by the International Accounting Standards Board. However, it is noted that certain valuation procedures, and in particular more complex procedures such as the determination of possible impairment losses on fixed assets, are generally completed only at the time of preparation of the annual consolidated financial statements, when all the necessary information is available.

Scope of Consolidation

As has already been discussed in the preceding sections of the first half report, changes in the scope of consolidation occurred during the period in question. The most important changes to take place during the first half of 2004 with respect to the annual consolidated financial statements at December 31, 2003 are as follows:

- In February 2004, 100% of the interest held in Fiat Engineering S.p.A. was sold to Maire Investimenti S.p.A. and the company was therefore deconsolidated as of the beginning of the year. At the same time, the Fiat Group subscribed to a capital increase at Maire Investimenti S.p.A. and now owns 30% of the capital of this company. On said 30% interest, both parties hold put (Fiat Group) and call options (Maire Investimenti S.p.A.) that are exercisable within three years at a predetermined price.
- In the first half of 2004, the Group consolidated Magneti Marelli Electronic Systems on a line-by-line basis following gradual acquisition of actual control over this strategic supplier of Fiat Auto and other automotive groups. In 2002 this business had been sold to the Mekfin Group, which in turn sold it to the Ixfin Group. So that the company would punctually respect the commitments it had made to its customers and continue pursuing its growth strategies, an agreement was initialed at the end of 2003 between the Ixfin Group and the Fiat Group, on the basis of which Magneti Marelli, pursuant to an agreement providing for an usufruct on the Company's voting shares, started becoming increasingly involved in management of the Electronic Systems activity in 2004. On July 28, 2004 the Fiat Group decided to acquire full ownership thereof by exercising a call option.

In clarification of the statement of operations, major changes in the composition of the Group took place during 2003, as highlighted in the section: Operating Performance of the Fiat Group and Fiat S.p.A. in the first half of 2004. The most significant changes that impacted the first half of 2004 with respect to the same period of the previous year were as follows:

- On May 2, 2003 the agreement for sale of the Toro Assicurazioni Group to the DeAgostini Group was executed, with the Toro Group being deconsolidated from that date.
- On May 27, 2003 Fiat and a pool of banks completed the sale of 51% of Fidis Retail Italia (FRI), a company that at that time controlled part of the European consumer credit activities of Fiat Auto Holdings for the purchase of automobiles by retail customers; another part of said activities was sold to FRI in October 2003.
- Pursuant to the agreement made on July 1, 2003, sale of the aerospace activities of FiatAvio S.p.A. to Avio Holding S.p.A., 70% owned by The Carlyle Group and 30% by Finmeccanica S.p.A., was completed.

For more details on these transactions, please see the section "Major divestitures during the year" in the Notes to the Consolidated Financial Statements of the Fiat Group at December 31, 2003.

The lists of the companies and significant investments of the Fiat Group as of June 30, 2004 envisaged by the aforementioned regulation are found in the Appendix.

OTHER INFORMATION

Other sections of this Report provide the following information:

- Significant events occurring since the end of the period and business outlook;
- Transactions among Group companies and with related parties;
- Statement of cash flows;
- Process of transition to International Accounting Standards.

COMPOSITION AND PRINCIPAL CHANGES

Consolidated Balance Sheet

1 Intangible fixed assets

(in millions of euros)	Net of amortization 12/31/2003	Additions	Amortization	Change in scope of consolidation	Foreign exchange effects	Disposals and Other changes	Net of amortization 6/30/2004
Total Intangible fixed assets	3,724	115	(233)	3	96	(11)	**3,694**

At June 30, 2004, Intangible fixed assets total 3,694 million euros (3,724 million euros at December 31, 2003), including Goodwill and Differences on consolidation totaling 2,440 million euros (2,402 million euros at December 31, 2003).

The increase during the period (115 million euros) stems mainly from software expenses and other deferred charges benefiting future periods (79 million euros).

Foreign exchange differences of 96 million euros reflect principally U.S. dollar-euro exchange rate trends.

Goodwill and Consolidation differences consist principally of net goodwill (after amortization and writedowns) resulting from purchase of the Case Group and other companies of the Agricultural and Construction Equipment Sector for 2,026 million euros, the Pico Group and other companies in the Production Systems Sector for 185 million euros, companies in the Components Sector for 53 million euros, the Irisbus Group, other minor items in the Commercial Vehicles Sector for 52 million euros, and companies in the Metallurgical Products Sector for 24 million euros.

2 Property, plant and equipment

(in millions of euros)	Net of depreciation 12/31/2003	Additions	Depreciation	Change in scope of consolidation	Foreign exchange effects	Disposals and Other changes	Net of depreciation 6/30/2004	Accumulated deprec. and writedowns 6/30/2004
Total Property, plant and equipment	9,675	739	(846)	64	52	(219)	**9,465**	**18,084**

Property plant and equipment are net of accumulated depreciation and writedowns, totaling 18,084 million euros (17,366 million euros at December 31, 2003). During the first half of 2004 Additions of 739 million euros mainly refer to the Automotive Sectors (Auto, Iveco and CNH). Change in scope of consolidation of 64 million euros is mainly due to the line-by-line consolidation of Magneti Marelli Electronic Systems; Foreign exchange differences of 52 million euros principally reflect US dollar-euro exchange rate trends.

Property, plant and equipment include vehicles produced by the Automotive Sectors and covered by operating leases for 883 million euros (914 million euros at December 31, 2003).

3 Financial fixed assets

(in millions of euros)	At 6/30/2004	At 12/31/2003
Investments	**3,738**	3,894
Receivables	**18**	29
Other securities	**74**	56
Finance lease contracts receivables	**1,797**	1,797
Total Financial fixed assets	**5,627**	5,776

The tables below show the changes in each item since December 31, 2003.

Investments

(in millions of euros)	Value at 12/31/2003	Revaluations	Writedowns	Changes in the scope of consolidation	Other changes	Value at 6/30/2004
Investments	3,894	67	(31)	(4)	(188)	**3,738**

At June 30, 2004, the item investments totals 3,738 million euros (3,894 million euros at December 31, 2003) and includes among others, the following investments (in millions of euros):

- Investments in unconsolidated subsidiaries, including: BUC – Banca Unione di Credito 171 (340 at December 31, 2003); Leasys S.p.A. 31 (36 at December 31, 2003);
- Investments in associated companies, including: Fiat-GM Powertrain B.V. 1,209 (1,172 at December 31, 2003), Italenergia Bis S.p.A. 513 (512 at December 31, 2003), Fidis Retail Italia S.p.A. 396 (372 at December 31, 2003), Tofas Turk Otomobil Fabrikasi A.S. 162 (156 at December 31, 2003), Sevel S.p.A. 117 (118 at December 31, 2003), Naveco Ltd. 107 (102 at December 31, 2003), Kobelco Construction Machinery Co. Ltd. 107 (103 at December 31, 2003), Rizzoli Corriere della Sera MediaGroup S.p.A. 93 (99 at December 31, 2003).
- Investments in other companies, including: Mediobanca S.p.A. 93 (93 at December 31, 2003); at December 31, 2003, the item included investment in Edison S.p.A. for 65, sold in the first half of 2004.

The item Other changes shows a negative amount of 188 million euros and refers principally to the distribution of dividends by BUC – Banca Unione di Credito for 184 million euros.

Revaluations and Writedowns include the Group's share of the income or the loss of companies accounted for using the equity method. With regard to the companies accounted for at cost, Writedowns include the loss in value recorded in the period.

Fiat-GM Powertrain B.V. is an industrial joint venture for the manufacture of engines and gears for cars that was set up in the second half of 2001 between Fiat and General Motors Corporation (General Motors) under the well-known strategic alliance. In view of the strictly industrial nature of the joint venture and in order to achieve a reading of its industrial performance that is consistent with the past, commencing in 2001 and during the period in which the industrial convergence and the relative synergies is being implemented, the Group's share of the results of the company is included in the consolidated statement of operations as a split between the operating/industrial component and the other non-operating components. In particular, the Group's share of the operating result of the company (63 million euros in the first half of 2004, 74 million euros in the first half of 2003 and 147 million euros in 2003), determined by the transfer pricing policy adopted, is included in the consolidated statement of operations as an adjustment to the cost of the products purchased from the joint venture, whereas the share of the result in the other non-operating components is allocated to the respective principal captions, without effect on the total net result recorded by the Group. As far as Fiat-GM Powertrain's balance sheet is concerned, with regard to the debt position, there are no commitments or guarantees provided by Fiat.

For more information on all of the options pertaining to the Italenergia Bis S.p.A. and Fidis Retail Italia S.p.A. ("FRI") investments, see Note 3 in the Consolidated Financial Statements of the Fiat Group at December 31, 2003.

Receivables

There were no Receivables due beyond five years at June 30, 2004. At December 31, 2003, Receivables due beyond five years totaled 2 million euros.

Other securities

(in millions of euros)	*At 6/30/2004*	*At 12/31/2003*
Other securities	**74**	56

Other securities are substantially in line with the corresponding amount at December 31, 2003.

Finance lease contracts receivables

(in millions of euros)	*Net amount at 12/31/2003*	*Additions*	*Financial amortization*	*Disposals and Other changes*	*Net amount at 6/30/2004*
Finance lease contracts receivables	1,797	398	(294)	(104)	**1,797**

Finance lease contracts receivables refer to vehicles sold by the Automotive Sectors under financial leases. This item does not include vehicles on operating leases, which are included under Property, plant and equipment.

4 Inventories

(in millions of euros)	*At 6/30/2004*	*At 12/31/2003*
Total Inventories	**14,932**	15,360
Advance payments on contract work in progress (*)	**8,477**	8,876
Net inventories	**6,455**	6,484

(*) For the sake of clarity, certain items involving customer advances on contract work posted under "Other Payables" (Note 10) were included in the item Advance payments on contract work in progress. Consistently with this change, the value of Advance payments on contract work in progress at December 31, 2003 was adjusted by 428 million euros.

Inventories of 14,932 million euros at June 30, 2004 (15,360 million euros at December 31, 2003) show a decrease of 428 million euros. Advances of 8,477 million euros (8,876 million euros at December 31, 2003) were received for contract work in progress and the relative payments of advances (mainly connected with work on the High-Speed Railway project), and are recorded in Payables (Note 10). Net of these advances, inventories total 6,455 million euros (6,484 million euros at December 31, 2003).

5 Receivables

(in millions of euros)	At 6/30/2004 Trade	Other	Total	At 12/31/2003 Trade	Other	Total
Total Receivables	**5,459**	**4,912**	**10,371**	4,553	4,960	9,513
Of which:						
Receivables included in working capital	**5,459**	**3,062**	**8,521**	4,553	3,081	7,634
Deferred tax assets	**-**	**1,850**	**1,850**	-	1,879	1,879

Receivables, which have been broken down into Trade receivables and Other receivables, are net of the respective allowances for doubtful accounts. Other receivables include amounts due from the Tax Authorities, deferred tax assets (Note 9), security deposits and miscellaneous receivables.

Compared with December 31, 2003 receivables increased by 858 million euros. This change is mainly due to the increase in trade receivables in the Automobile Sector, in the Agricultural and Construction Equipment Sector and in the Commercial Vehicles Sector due to seasonal factors and increased activity.

Receivables due beyond five years total 13 million euros at June 30, 2004 (12 million euros at December 31, 2003).

6 Financial assets not held as fixed assets

(in millions of euros)	At 6/30/2004	At 12/31/2003
Investments	**34**	32
Other securities	**3,330**	3,845
Treasury stock	**26**	32
Financial receivables	**9,511**	10,750
Total Financial assets not held as fixed assets	**12,901**	14,659

At June 30, 2004 the item Other securities included investment in bonds, short-term commercial paper, and highly rated liquidity funds of leading international banks that were subscribed to primarily for the purpose of temporary investment and immediate availability of cash.

Treasury stock consists of 4,384,025 Fiat ordinary shares held by Fiat S.p.A. and Fiat Ge.Va. S.p.A. with a total par value of 26 million euros, after a negative adjustment of 2 million euros to market values at June 30, 2004.

Financial receivables total 9,511 million euros at June 30, 2004 (10,750 million euros at December 31, 2003) and consist of: financing granted to retail customers as well as dealer network and suppliers for 7,164 million euros (7,914 million euros at December 2003). Financial receivables also include financing mainly granted to unconsolidated subsidiaries and associated companies. The item also includes the net value of subordinated securities of 297 million euros (214 million euros at December 31, 2003) subscribed to as part of the securitization of financial receivables. The 1,239 million euro decrease is due primarily to a reduction in the receivables portfolio (750 million euros) and reimbursement of the restricted deposit for the equity swap on GM shares that was closed during the first half (196 million euros).

Receivables due beyond five years amount to 610 million euros at June 30, 2004 (422 million euros at December 31, 2003).

7 Accrued income and prepaid expenses

(in millions of euros)	At 6/30/2004	At 12/31/2003
Commercial accrued income and prepaid expenses	**422**	407
Financial accrued income and prepaid expenses	**333**	386
Total Accrued income and prepaid expenses	**755**	793

Financial accrued income and prepaid expenses mainly includes day-to-day interest earned on securities and derivative financial instruments.

8 Stockholders' equity

Statement of changes in Stockholders' equity of the Group

(in millions of euros)	Capital stock	Additional paid-in capital	Legal reserve	Treasury stock valuation reserve	Retained earnings, other reserves, net loss for the period and cumulative translation adjustments	Total
Balance at December 31, 2003	4,918	279	659	32	905	6,793
Change in treasury stock	-	-	-	(6)	6	-
Fiat S.p.A. fiscal 2003 loss covered by Additional paid-in capital and Legal reserve	-	(279)	(212)	-	491	-
Foreign exchange translation adjustments and other differences	-	-	-	-	162	162
Net Income (Loss)	-	-	-	-	(658)	(658)
Balance at June 30, 2004	**4,918**	**-**	**447**	**26**	**906**	**6,297**

The Stockholders' equity of the Group decreased by 496 million euros from December 31, 2003. This change reflects the decrease of 658 million euros deriving from the net loss for the period, positive foreign exchange differences from conversion of the financial statements of subsidiaries denominated in currencies other than the Euro, and other minor changes totaling 162 million euros.

Capital stock, fully paid-in, amounts to 4,918 million euros at June 30, 2004 and consists of 983,622,708 shares as follows:

- 800,417,598 ordinary shares;
- 103,292,310 preference shares;
- 79,912,800 savings shares;

all with a par value of 5 euros each.

For more complete information on the capital of the Company, please refer to Note 12 of the Consolidated Financial Statements at December 31, 2003. However, the following highlights are provided here:

- pursuant to resolutions by the Board of Directors on December 10, 2001 and June 26, 2003, the capital may be further increased through rights offerings for a maximum of 82 million euros, and thus reach a total of 5 billion euros, with the issuance of a maximum of 16,377,292 ordinary shares at a par value of 5 euros each on February 1, 2007, following exercise of the residual "FIAT ordinary share warrants 2007" issued as part of the capital increase of February 2002 and still outstanding;

- pursuant to the resolution by the Extraordinary Stockholders' Meeting on September 12, 2002, the Board of Directors has the right to increase the capital once or several times by September 11, 2007, up to a maximum of 8 billion euros, of which 3 billion euros are to be reserved, pursuant to paragraph 7 of Article 2441 Italian Civil Code, to the banks that subscribed to the "Convertible" facility described in Note 10 if the financing has not been reimbursed by the contractually envisaged deadline of September 16, 2005. In fact, in this case, any residual liability for principal will be reimbursed in the form of ordinary shares of Fiat S.p.A. which the banks have agreed to underwrite and offer pre-emptively to all Fiat stockholders.

- the resolutions for the capital increases servicing the stock option plans (28 million euros) were revoked, as the Board of Directors decided on June 26, 2003 to use ordinary treasury stock to be purchased for this purpose.

9 Reserves for risks and charges

(in millions of euros)	*At 6/30/2004*	*At 12/31/2003*	*Change*
Reserve for pensions and similar obligations	**1,545**	1,503	42
Income tax reserves:			
Current income tax reserve	**78**	98	(20)
Deferred income tax reserve	**236**	211	25
Total Income tax reserves	**314**	309	5
Other reserves:			
Warranty reserve	**825**	791	34
Restructuring reserves	**437**	471	(34)
Various liabilities and risk reserves	**2,361**	2,216	145
Total Other reserves	**3,623**	3,478	145
Insurance policy liabilities and accruals	**93**	89	4
Total Reserves for risks and charges	**5,575**	5,379	196

The Deferred income tax reserve at June 30, 2004 includes deferred tax liabilities, net of deferred tax assets, that have been offset where possible by the individual companies. The net balance of the Deferred income tax reserve and Deferred tax assets posted under other receivables is broken down as follows:

(in millions of euros)	*At 6/30/2004*	*At 12/31/2003*	*Change*
Deferred income tax reserves	**236**	211	25
Deferred tax assets	**(1,850)**	(1,879)	29
Total	**(1,614)**	(1,668)	54

The net change with respect to December 31, 2003 shows net assets that are lower by 54 million euros. This change derives from use of previously allocated deferred tax assets and new provisions for 82 million euros, net of foreign exchange effect for 18 million euros and change in the scope of consolidation and other minor changes for 10 million euros.

The Various liabilities and risk reserves totaled 2,361 million euros at June 30, 2004 (2,216 million euros at December 31, 2003) and represent provisions for contractual and commercial risks and litigation. The increase of 145 million euros with respect to December 31, 2003 is mainly attributable to the Automobile and Iveco Sectors.

10 Payables

	At 6/30/2004				*At 12/31/2003*			
(in millions of euros)	*Trade*	*Financial*	*Other*	*Total*	*Trade*	*Financial*	*Other*	*Total*
Total Payables	**11,838**	**21,987**	**11,524**	**45,349**	12,588	22,034	11,618	46,240

Payables decreased from the amount at December 31, 2003 by 891 million euros. This change is mainly due to the decrease in Trade payables for 750 million euros. The decrease mainly refers to the Automobile Sector, which in the first six months of 2004 witnessed a leveling off in production levels that had significantly increased in the last quarter of 2003 due to the introduction of new models.

Financial payables include the bond convertible into 32,053,322 General Motors Corp. common stock ("Exchangeable GM"), at a conversion price of 69.54 U.S. dollars per share, for the residual amount of 1,689 million dollars corresponding to 1,389 million euros. At December 31, 2003, the bond amounted to 2,229 million dollars, equivalent to 1,765 million euros: the decrease, realized during the first half of 2004, is due to the repurchase of 540 million dollars in bonds to be cancelled. Pursuant to the contractually envisaged right of each bondholder to request early reimbursement of all or part of its bonds, with payment at July 9, 2004, reimbursement for a total of 1,672 million dollars (with a countervalue of 1,375 million euros at the exchange rates applicable on June 30, 2004) in bonds was requested in June 2004 by the deadline indicated in the bond issue prospectus, and this amount was reimbursed on the aforesaid due date. It should be pointed out that, with reference to the risk, implicit in the bond, of an increase in the General Motors share price above 69.54 U.S. dollars, a Total Return Equity Swap agreement was put into place as described in Note 12.

Financial payables also include the 3 billion euros Mandatory Convertible facility stipulated in execution of the Framework Agreement, dated May 27, 2002, with Capitalia, Banca Intesa, SanPaolo IMI and later Unicredito Italiano (the "Lending Banks") for the purpose of providing the Fiat Group with the financial support it needs to implement its strategic and industrial plans. The facility, which has a term of three years, was secured on September 24, 2002 from a syndicate of banks in which BNL, Monte dei Paschi di Siena, ABN Amro, BNP Paribas, Banco di Sicilia and Banca Toscana also participated. The main features of the Mandatory Convertible facility are described in detail at Note 12 of the Consolidated Financial Statements at December 31, 2003. The Group is continuing to operate in compliance with the targets agreed upon with the Lending Banks under the Mandatory Convertible facility agreement in terms of reducing its net financial position to 3 billion euros and reducing gross indebtedness to 23.6 billion euros. At June 30, 2004, gross indebtedness totals 22.4 billion euros, while the pro-forma net financial position (computed by subtracting from the net financial position the Citigroup loan of approximately 1,150 million euros, as envisaged in the facility agreement) continues to be within the terms contractually agreed with the lending banks. In July 2004, the ratings assigned to the Fiat Group by the leading rating agencies belonged to the *non investment grade* category. However, the lending banks have not exercised the related right to demand early repayment of the convertible facility.

Also included in financial payables is approximately 1,150 million euros of financing secured from Citigroup and a small group of banks that is guaranteed by the EDF put option (refer to the EDF Put described in Note 3 of the Consolidated Financial Statements at December 31, 2003) held by the Fiat Group on its residual investment (24.6%) in Italenergia Bis and the shares in the same Italenergia Bis pledged by Fiat. This financing will be due in May 2005.

The principal bond issues outstanding at June 30, 2004 are as follows:

(in millions)	*Currency*	*Face value of outstanding bonds*	*Coupon*	*Maturity*	*Outstanding amount in euros*
Euro Medium Term Notes:					
Fiat Fin. North America	USD	69	5.020%	19-Oct-04	57
Fiat Fin. North America	EUR	100	5.125%	21-Feb-05	73
Fiat Finance & Trade	EUR	155	Indexed	05-Jul-05	155
Fiat Finance & Trade	EUR	130	Indexed	05-Jul-05	130
Fiat Finance & Trade	EUR	500	6.125%	01-Aug-05	500
Fiat Finance & Trade	EUR	300	6.125%	01-Aug-05	300
Fiat Finance & Trade	GBP	120	7.000%	19-Oct-05	179
Fiat Finance & Trade (1)	EUR	1,700	5.750%	25-May-06	1,700
Fiat Finance Canada	EUR	100	5.800%	21-Jul-06	80
Fiat Finance & Trade (1)	EUR	500	5.500%	13-Dec-06	500
Fiat Finance & Trade (1)	EUR	1,000	6.250%	24-Feb-10	1,000
Fiat Finance & Trade (1)	EUR	1,300	6.750%	25-May-11	1,300
Fiat Finance & Trade (1)	EUR	617	(2)	(2)	617
Others (3)					467
Total Euro Medium Term Notes					**7,058**
Convertible bonds:					
Fiat Fin. Luxembourg (4)	USD	1,689	3.250%	09-Jul-04	1,389
Total Convertible bonds					**1,389**
Other bonds:					
Fiat Finance & Trade	JPY	40,000	1.500%	27-Jun-05	302
CASE LLC	USD	218	7.250%	01-Aug-05	180
CASE CREDIT Corp.	USD	127	6.750%	21-Oct-07	104
CNH Inc.	USD	1,050	9.250%	01-Aug-11	864
CNH Inc.	USD	500	6.000%	01-Jun-09	411
CASE LLC	USD	254	7.250%	15-Jan-16	209
Others (3)					25
Total Other bonds					**2,095**
Total Bonds					**10,542**

(1) Bonds listed on the Mercato Obbligazionario Telematico of the Italian Stock Exchange (EuroMot). Note that most of the bonds issued by the Fiat Group are also listed on the Luxembourg Stock Exchange.

(2) "Fiat Step-Up Amortizing 2001-2011" Bond with reimbursement at par in 5 equal annual installments, each representing 20% of the total amount issued (617 million euros) payable starting in the sixth year (November 7, 2007) through reduction by one-fifth of the par value of each outstanding security. The last installment will be paid on November 7, 2011. The bond pays a coupon of: 4.40% for the first year (11/7/2002), 4.60% in the second year (11/7/2003), 4.80% in the third year (11/7/2004), 5.00% in the fourth year (11/7/2005), 5.20% in the fifth year (11/7/2006), 5.40% in the sixth year (11/7/2007), 5.90% in the seventh year (11/7/2008), 6.40% in the eighth year (11/7/2009), 6.90% in the ninth year (11/7/2010), and 7.40% in the tenth year (11/7/2011).

(3) Bonds whose countervalue is equal to or less than 50 million euros.

(4) Bonds exchangeable for General Motors Corp. ordinary shares.

The principal reimbursements carried out during the first half of 2004 were for the bonds issued in March 1999 by Fiat Finance and Trade for 1 billion euros, reimbursed at their scheduled due date of March 31, 2004, in addition to the previously mentioned repurchase of the 540 million dollars at par of the bond exchangeable for General Motors Corp.

shares. In contrast, Case New Holland inc. issued high-yield bonds in May with a par value of 500 million dollars and maturity on June 1, 2009.
The Fiat Group intends to reimburse the issued bonds in cash at maturity by using available liquidity. In this regard, note that on June 30, 2004 cash totaled 6.9 billion euros. In addition, the Fiat Group has available unused committed credit facilities totaling over 2 billion euros.
Fiat Group companies might periodically repurchase bonds issued by the Group on the market in order to cancel them, among other purposes. These repurchases, if carried out, will depend on market conditions, the Group's financial position, and other factors that might influence these decisions.

Other Payables include advances received totaling 8,772 million euros at June 30, 2004 (9,149 million euros at December 31, 2003), of which 8,477 million euros as advance payments on contract work in progress (8,876 million euros at December 31, 2003), that consist of the payments received for work progress by the companies managing multi-year contract work.

Payables due beyond five years amount to 4,598 million euros at June 30, 2004 (3,955 million euros at December 31, 2003). At June 30, 2004, payables amounting to 1,233 million euros (1,234 million euros at December 31, 2003) are secured by mortgages and other guarantees on fixed assets.

11 Accrued expenses and deferred income

(in millions of euros)	*At 6/30/2004*	*At 12/31/2003*
Commercial accrued expenses and deferred income	**1,365**	1,329
Financial accrued expenses and deferred income	**852**	956
Total Accrued expenses and deferred income	**2,217**	2,285

Financial accrued expenses and deferred income include interest expenses on financial payables for the part attributable to the period, and deferred interest income on the receivables portfolio of the financial services companies.

12 Memorandum accounts

Guarantees granted

At June 30, 2004, the Group has provided guarantees totaling 6,048 million euros (6,430 million euros at December 31, 2003).

Suretyships total 2,669 million euros at June 30, 2004 (3,060 million euros at December 31, 2003). The 391-million-euro decrease stems mainly from deconsolidation of Fiat Engineering.

Other Unsecured guarantees include commitments for receivables and bills discounted with recourse totaling 2,064 million euros (2,203 million euros at December 31, 2003), which refer to trade receivables and other receivables for 2,022 million euros (2,144 million euros at December 31, 2003) and financial receivables for 42 million euros (59 million euros at December 31, 2003). The volume of receivables and bills discounted with recourse during the first half of 2004 was 9,047 million euros (8,544 million euros in the first half of 2003 and 15,341 million euros in fiscal 2003).

Although not included in the Memorandum accounts, the Group discounted receivables and bills without recourse having due dates beyond June 30, 2004 amounting to 9,168 million euros (9,852 million euros at December 31, 2003, with due dates beyond that date). They refer to trade receivables and other receivables for 4,622 million euros (4,638 million euros at December 31, 2003) and financial receivables for 4,546 million euros (5,214 million euros at December 31, 2003). The discounting without recourse of financial receivables principally refers to securitization transactions involving accounts receivable from the end (retail) customers of the financial services companies. The volume of receivables and bills discounted without recourse during the first six months of 2004 was 16,107 million euros (15,873 million euros in the first half of 2003 and 33,298 million euros in fiscal 2003).

In summary, the discounted receivables and bills at June 30, 2004 are as follows:

(in millions of euros)			At 6/30/2004			At 12/31/2003
	Trade Receivables and Other Receivables	*Financial Receivables*	*Total*	*Trade Receivables and Other Receivables*	*Financial Receivables*	*Total*
With recourse	**2,022**	**42**	**2,064**	2,144	59	2,203
Without recourse	**4,622**	**4,546**	**9,168**	4,638	5,214	9,852

Commitments

Commitments amount to 31,135 million euros (31,477 million euros at December 31, 2003) and include commitments for derivative financial instruments of 19,881 million euros (20,798 million euros at December 31, 2003). Other commitments amounting to 10,855 million euros (10,350 million euros at December 31, 2003) include a commitment of 8,090 million euros (8,011 million euros at December 31, 2003) under the contract between Fiat S.p.A. as General Contractor, and Treno Alta Velocità - T.A.V. S.p.A. *for the design and construction of high-speed railway lines between* Bologna-Florence and Turin-Milan; similar commitments have been made by the subcontractors in favor of Fiat S.p.A.

As of June 30, 2004 the total outstanding amount of commitments for derivative financial instruments is broken down as follows:

- contracts to hedge foreign exchange risks of 3,857 million euros (4,830 million euros at December 31, 2003);
- contracts to hedge interest rate risks of 13,700 million euros (14,142 million euros at December 31, 2003);
- contracts for combined hedging of foreign exchange and interest rate risks of 873 million euros (848 million euros at December 31, 2003);
- equity swaps of 62 million euros (978 million euros at December 31, 2003);
- call options on General Motors ordinary shares for a value of 1,389 million euros (all of which were purchased in the first half of the year).

These transactions, reflecting the notional principal amount, are not subject to risks that may derive from the non-fulfillment by the counterparties insofar as the contracts are entered into with several primary national and international financial institutions.

The decrease of 917 million euros in commitments related to derivative financial instruments compared to the figure at December 31, 2003 is mainly due to the maturity of contracts in the period.

With particular regard to the previously mentioned equity swap agreements, the amount at December 31, 2003 of 978 million euros included, for 916 million euros, the notional amount of the equity swap stipulated in 2002 at the same time as the sale of the General Motors shares and which was put into place to hedge the risk, implicit in the Exchangeable bonds described previously, of an increase in the General Motors share price above the conversion price (Note 10). During the first half of 2004 this equity swap was terminated and a financial income of 331 million of euros was realized; in order to hedge the risk implicit in the Exchangeable bonds, the equity swap was replaced by the purchase of call options on General Motors ordinary shares.

The consolidated statement of operations for the first half of the year includes the effects both of the contracts that expired during the first half of 2004 and the accruals for the contracts expiring after June 30, 2004, as indicated in the accounting principles described in the Notes to the Consolidated Financial Statements at December 31, 2003.

Other commitments and important contractual rights

Although they are not included in the memorandum accounts, the Fiat Group also has important commitments and rights deriving from outstanding agreements. These commitments and rights are described in Note 3 and Note 14 of the consolidated financial statements at December 31, 2003, to which the reader is referred insofar as no changes occurred in the first half. In particular, these involve commitments and rights regarding:

- Relationships with Synesis Finanziaria for the investment in Fidis Retail Italia;
- Relationships with EDF and the banks for the Italenergia Bis investment;
- Relations with General Motors;
- Relations with Mediobanca deriving from the sale of 34% of the capital stock of Ferrari S.p.A. in 2002;
- Relations of Teksid with the partner Norsk Hydro concerning the subsidiary Meridian Technologies;
- Relations of Fiat with Renault concerning the subsidiary Teksid.

Group assets held by third parties

Group assets held by third parties total 3,183 million euros at June 30, 2004 (4,496 million euros at December 31, 2003) with a decrease of 1,313 million euros compared to December 31, 2003. Group assets held by third parties include securities deposited with banks and other financial institutions totaling 648 million euros (1,042 million euros at December 31, 2003). This item also includes tangible fixed assets, products and goods of some Automotive Sectors held by outside suppliers for processing, which total 2,535 million euros (3,454 million euros at December 31, 2003).

Lawsuits and controversies

The Parent Company and certain subsidiaries are party to various lawsuits and controversies. Nevertheless, it is believed that the resolution of these controversies will not cause significant liabilities for which specific risk reserves have not already been set aside.

Consolidated Statement of Operations

13 Value of production

The Value of production amounted to 24,149 million euros in the first half of 2004 (26,152 million euros in the first half of 2003) with a decrease of 7.7% with respect to the first half of 2003. On a comparable consolidation basis, there would be an increase of approximately 3% with respect to the same period of last year.

Revenues from sales and services and Change in contract work in progress

Revenues from sales and services and Change in contract work in progress totaled 23,508 million euros in the first half of 2004, as against 24,774 million euros in the first half of 2003, with a decrease of 5.1%. On a comparable consolidation basis, there would be an increase of approximately 6%.

This item includes 23,466 million euros for Revenues from sales and services (24,393 million euros in the first half of 2003) and 42 million euros for the Change in contract work in progress (381 million euros in the first half of 2003).

The distribution of Revenues from sales and services and the Change in contract work in progress (net of intra-Group transactions) by business sector and geographical area of destination is as follows:

Net revenues by Sector

(in millions of euros)	*1st half 2004*	*1st half 2003*
Automobiles	**10,378**	10,052
Agricultural and Construction Equipment	**5,029**	4,794
Commercial Vehicles	**4,366**	4,068
Ferrari and Maserati	**732**	621
Components	**1,327**	1,035
Production Systems	**589**	829
Metallurgical Products	**406**	381
Aviation	**-**	625
Insurance	**-**	1,626
Services	**376**	479
Publishing and Communications	**217**	183
Other companies	**88**	81
Total Net revenues by Sector	**23,508**	24,774

Net revenues by destination

(in millions of euros)	1st half 2004	1st half 2003
Italy	**7,601**	9,060
Europe (excluding Italy)	**9,475**	9,699
North America	**3,063**	3,134
Mercosur	**1,483**	1,175
Other areas	**1,886**	1,706
Total Net revenues by destination	**23,508**	24,774

14 Costs of production

The Costs of production amount to 24,289 million euros (26,519 million euros in the first half of 2003) with a decrease of 8.4% with respect to the first half of 2003. On a comparable consolidation basis, there would be an increase of 1.5%. The main components of this item and the changes that occurred during the period can be described as follows:

Raw materials, supplies and merchandise total 14,502 million euros (14,177 million euros in the first half of 2003) with an increase of 2.3%. On a comparable consolidation basis, there would be an increase of 3.3%. This total is equivalent to 61.9% of revenues (63.3% in the first six months of 2003).

Services total 4,092 million euros in the first half of 2004 (4,891 million euros in the first half of 2003) with a decrease of 16.3%. On a comparable consolidation basis, there would be a decrease of 3.6%. This total is equivalent to 17.3% of revenues, as against 19% in the first six months of 2003. Service costs include, inter alia, outsourcing of work, external maintenance costs, transport expenses, external information system and telecommunication expenses, and advertising expenses.

Personnel costs total 3,164 million euros in the first half of 2004 (3,587 million euros in the first half of 2003) and decreased by 11.8% with respect to the corresponding period in 2003. On a comparable consolidation basis, there would be a decrease of 7.5%. Personnel costs represent 13.4% of revenues as against 15.3% in the first six months of 2003. The decrease was mainly due to the lower average number of employees, for a total of 161,827 persons in the first half of 2004, against 178,102 employees in the first half of 2003 due to changes in the scope of consolidation and a net reduction of employees primarily at Fiat Auto, CNH, Iveco, and in the Services Sector.

15 Financial income and expenses

Investment income

(in millions of euros)	1st half 2004	1st half 2003
Investment income	3	17

Investment income amounts to 3 million euros. It includes 1 million euros in gains on disposals of short-term investments (3 million euros in the first half of 2003), 2 million euros in Dividends (9 million euros in the first half of 2003). In the first half of 2004 no tax credit on dividends was recorded (5 million euros in the first half of 2003).

Other financial income and Interest and other financial expenses

The following analysis of "Other financial income" and "Interest and other financial expenses" presents the amounts shown in the statement of operations as well as the amounts of income and expenses of the Group's financial companies presented in the statement of operations under "Revenues from sales and services" for 501 million euros and "Interest and other expenses of financial services companies" for 234 million euros, respectively. The last line in the tables shows "Other financial income" and "Interest and other financial expenses" as shown on the statement of operations, excluding the financial activities.

Other financial income

(in millions of euros)	*1st half 2004*	*1st half 2003*
Interest earned and other income	**209**	248
Interest from customers and lease payments	**501**	771
Income from derivative financial instruments	**608**	424
Foreign exchange gains, net	**-**	38
Total Other financial income	**1,318**	1,481
of which:		
Other financial income excluding financial services companies	**817**	710

Interest and other financial expenses

(in millions of euros)	*1st half 2004*	*1st half 2003*
Bond interest	**300**	343
Bank interest	**234**	364
Interest paid and other financial expenses	**420**	452
Expenses from derivative financial instruments	**254**	345
Foreign exchange losses, net	**25**	-
Total Interest and other financial expenses	**1.233**	1,504
of which:		
Interest and other financial expenses, excluding financial services companies	**999**	1,137

In the first half of 2004 the total of Other financial income of 1,318 million euros (1,481 million euros in the first half of 2003) net of total Interest and other financial expenses of 1,233 million euros (1,504 million euros in the first half of 2003) resulted in net financial income of 85 million euros, compared to net financial expenses of 23 million euros in the first half of 2003. The 108-million-euro difference is mainly due to the increase in net financial expenses for 311 million euros as a result of the sale of the Toro Assicurazioni Group, FiatAvio S.p.A., the retail financing activities of Fiat Auto, and the reduction thereof by 331 million euros as the positive, non-recurring effect of the termination of the equity swap on General Motors shares in the first half of 2004 (Note 12). The improvement, determined on a comparable consolidation basis and net of the cited non-recurring income, thus totals 88 million euros and is largely attributable to the lower level of average indebtedness and lower interest rates.

Interest and other financial expenses include discounted receivables and securitization expenses for 112 million euros in the first half of 2004 (148 million euros in the first six months of 2003).

16 Adjustments to Financial assets

(in millions of euros)		*1st half 2004*		*1st half 2003*
Revaluations of:				
Equity investments	**68**		60	
Securities held as current assets other than equity investments	**2**		14	
Total Revaluations		**70**		74
Writedowns of:				
Equity investments	**33**		119	
Securities held as current assets other than equity investments	**1**		10	
Financial receivables	**1**		1	
Total Writedowns		**35**		130
Total Adjustments to financial assets		**35**		(56)

The Revaluations and Writedowns of equity investments essentially include the Group's interest in net income and losses of the companies accounted for using the equity method.

Revaluations of equity investments in the first half of 2004 amount to 68 million euros (60 million euros in the first half of 2003) and refer to the following companies (in millions of euros): BUC-Banca Unione di Credito, 7 (8 in 2003), other companies in the Automobile Sector, 30 (14 in 2003); other companies of CNH Global N.V, 14 (6 in 2003); and other companies, 17 (32 in 2003).

Writedowns of equity investments in the first half of 2004 amount to 33 million euros (119 million euros in the first half of 2003) and refer to the following companies (in millions of euros): other companies in the Automobile Sector 14 (22 in 2003), other CNH Global N.V. companies 5 (1 in 2003), and other investments 14 (30 in 2003). In the first half of 2003 the item also included writedowns of the following investments (in millions of euros): Atlanet S.p.A. 12 (in 2004 consolidated on a line-by-line basis) and equity investments of the Toro Assicurazioni Group 54.

17 Extraordinary income and expenses

(in millions of euros)		*1st half 2004*		*1st half 2003*
Extraordinary income				
Gains on disposals of investments and other fixed assets		**98**		559
Other income:				
Prior period income and other income	**26**		39	
Total Other income		**26**		39
Total Extraordinary income		**124**		598
Extraordinary expenses				
Losses on disposal of investments and other fixed assets		**1**		36
Other expenses:				
Extraordinary provisions to reserves	**123**		70	
Prior period expenses and other expenses	**123**		229	
Total Other expenses		**246**		299
Total Extraordinary expenses		**247**		335
Total Extraordinary income and expenses		**(123)**		263

In the first half of 2004, Gains on disposals of investments and other fixed assets total 98 million euros. They include the gains on the following sales (in millions of euros): Fiat Engineering 60, investment in Edison 32, other minor 6.

In the first half of 2003, Gains on disposals of investments and other fixed assets totaled 559 million euros and referred to the following disposals (in millions of euros): sale of the Toro Assicurazioni Group 427 (390 net of expenses associated with the transaction classified as extraordinary expenses); sale of the retail financing activities of Fiat Auto in Brazil 108 (107 net of expenses associated with the transaction for 1 million euro); sale of a 55.95% investment in I.P.I. S.p.A. 15; sale of a 50.1% investment in IN ACTION S.r.l. 8 and other minor 1.

Prior period income and Other income of 26 million euros (39 million euros in the first half of 2003) refer to non-recurring income mainly for the release of reserves, extraordinary in nature, that proved in excess of requirements.

In the first half of 2004 Losses on disposal of investments and other fixed assets amounted to 1 million euros. In the first half of 2003 Losses on disposal of investments and other fixed assets amounted to 36 million euros and referred to the sale of the Fraikin Group for 25 million euros and other minor for 11 million euros.

Other extraordinary expenses of 246 million euros in the first half of 2004 refer mainly to (in millions of euros): provisions for risks in relation to corporate restructuring transactions 107; provision for non-recurring risks 68, other prior period expenses and various other extraordinary costs 71.

Other extraordinary expenses of 299 million euros in the first half of 2003 referred mainly to (in millions of euros): provisions for risks in relation to corporate restructuring transactions 86, flood damage at the Termoli plant 49, bank commissions paid to Mediobanca for the extension of the commitments undertaken by Mediobanca itself under the "Ferrari" contract 16, costs and other provisions connected with the sale of the Toro Assicurazioni Group 37, other prior period expenses and various other operating costs 111.

18 Income taxes for the period

Income taxes on the consolidated statement of operations in the first half of 2004 consisted of the following:

(in millions of euros)		1st half 2004		1st half 2003
Current taxes:				
IRAP	67		58	
Other taxes	113		28	
Total Current taxes		**180**		**86**
Deferred taxes for the period		**82**		**81**
Total Income taxes for the period		**262**		**167**

The increase in income taxes for the first half of 2004 is due to the increase in taxable foreign income of companies in the Agricultural and Construction Equipment, Commercial Vehicles, Metallurgical Products, and Components Sectors, and lower tax credits on dividends.

Due to the negative result for the first half of 2004 and the first half of 2003, the comparison between the actual tax rate applicable to the Group and the theoretical rate has no significance.

19 Other information

- During the first half of 2004, the Group had an average number of 161,827 employees, compared to 178,102 during the first six months of 2003.
- A list of the principal exchange rates used to convert the amounts reported by companies outside the Euro zone into the Euro currency is provided below:

	1st half 2004		At Dec. 31, 2003	1st half 2003	
	Average	At June 30		Average	At June 30
US dollar	1.227	1.216	1.263	1.105	1.143
Pound sterling	0.673	0.671	0.705	0.686	0.693
Swiss franc	1.553	1.524	1.558	1.492	1.554
Polish zloty	4.733	4.524	4.717	4.269	4.457
Brazilian real	3.644	3.777	3.649	3.578	3.281
Argentine peso	3.571	3.602	3.713	3.331	3.200

Net revenues, Operating income, Depreciation and amortization, and Capital expenditures by activity area

	Net revenues			Operating Income	Depreciation and Amortization	Capital expenditure	Total Assets (*****)
(in millions of euros)	Third Parties	Intersegment (*)	Total				
First Half of 2004							
Automobiles	**10,378**	**84**	**10,462**	**(474)**	**453**	**482**	**19,829**
Agricultural and Construction Equipment	**5,029**	**30**	**5,059**	**229**	**203**	**77**	**14,301**
Commercial Vehicles	**4,366**	**173**	**4,539**	**147**	**158**	**39**	**9,516**
Ferrari and Maserati	**732**	**3**	**735**	**(59)**	**57**	**69**	**1,034**
Components	**1,327**	**655**	**1,982**	**43**	**99**	**50**	**2,562**
Production Systems	**589**	**176**	**765**	**(3)**	**23**	**5**	**3,721**
Metallurgical Products	**406**	**60**	**466**	**16**	**24**	**12**	**752**
Services	**376**	**393**	**769**	**15**	**17**	**5**	**777**
Publishing and Communications	**217**	**4**	**221**	**9**	**3**	**1**	**243**
Other companies and eliminations (****)	**88**	**(1,578)**	**(1,490)**	**(63)**	**42**	**(1)**	**8,665**
Group Total	**23,508**	**0**	**23,508**	**(140)**	**1,079**	**739**	**61,400**
First Half of 2003							
Automobiles	10,052	97	10,149	(568)	486	396	20,908
Agricultural and Construction Equipment	4,794	6	4,800	105	227	102	12,928
Commercial Vehicles	4,068	107	4,175	22	149	86	9,108
Ferrari and Maserati	621	3	624	(16)	47	82	965
Components	1,035	576	1,611	3	93	46	2,418
Production Systems	829	253	1,082	(7)	29	8	4,125
Metallurgical Products	381	58	439	5	26	20	739
Aviation (**)	625	-	625	53	41	33	-
Insurance (***)	1,626	28	1,654	44	16	-	-
Services	479	464	943	17	18	5	1,892
Publishing and Communications	183	7	190	5	4	1	251
Other companies and eliminations (****)	81	(1,599)	(1,518)	(30)	49	(8)	9,377
Group Total	24,774	0	24,774	(367)	1,185	771	62,711

(*) Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.
(**) The Aviation Sector's data is included up to the date of sale (July 1, 2003).
(***) The Insurance Sector's data is included up to the date of sale (May 2, 2003).
(****) The operating income (loss) of "Other Companies" amounts to -60 million euros in the first half of 2004 (-40 million euros in the first half of 2003).
(*****) At June 30, 2004 and December 31, 2003.

FIAT S.P.A. FINANCIAL STATEMENTS

at June 30, 2004

Balance Sheet

(in millions of euros)

At 6.30.2003		At 6.30.2004	At 12.31.2003
	ASSETS		
	Fixed assets		
39	Intangible fixed assets	64	77
46	Property, plant and equipment	44	45
9,324	Financial fixed assets	6,856	7,282
9,409	Total Fixed assets	6,964	7,404
	Current assets		
4,457	Inventories	5,930	5,237
858	Receivables	516	694
162	Financial assets not held as fixed assets	1,476	1,465
5,477	Total Current assets	7,922	7,396
3	Accrued income and prepaid expenses	9	12
14,889	TOTAL ASSETS	14,895	14,812
	LIABILITIES AND STOCKHOLDERS' EQUITY		
	Stockholders' equity		
3,082	Capital stock	4,918	4,918
275	Additional paid-in capital	-	279
23	Revaluation reserve under Law 413 of 12/30/91	23	23
659	Legal reserve	447	659
16	Treasury stock valuation reserve	26	28
1,116	Other reserves	1	1,104
763	Retained earnings	-	763
(159)	Net income/ (loss) for the period	(555)	(2,359)
5,775	Total Stockholders' equity	4,860	5,415
61	Reserves for risks and charges	50	55
24	Reserve for employee severance indemnities	14	14
8,939	Payables	9,844	9,236
90	Accrued expenses and deferred income	127	92
14,889	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	14,895	14,812
	MEMORANDUM ACCOUNTS		
17,478	Guarantees granted	14,369	15,713
7,902	Commitments	8,162	8,086
15	Other memorandum accounts	-	-
25,395	TOTAL MEMORANDUM ACCOUNTS	22,531	23,799

Statement of Operations

(in millions of euros)

2003 Fiscal year		*1st half 2004*	*1st half 2003*
	Value of production		
74	Revenues from sales and services	**32**	36
20	Change in contract work in progress	**7**	10
19	Other income and revenues	**8**	15
113	**Total Value of production**	**47**	61
	Costs of production		
100	Services	**52**	47
1	Leases and rentals	**-**	-
98	Personnel costs	**28**	48
30	Amortization, depreciation and writedowns	**15**	9
14	Other charges	**7**	9
243	**Total Costs of production**	**102**	113
(130)	**Difference between the Value and the Costs of Production**	**(55)**	(52)
	Financial income and expenses		
400	Investment income	**-**	282
54	Other financial income	**31**	22
223	Interest and other financial expenses	**104**	115
231	**Total Financial income and expenses**	**(73)**	189
	Adjustments to financial assets		
-	Revaluations	**57**	-
2,379	Writedowns	**485**	224
(2,379)	**Total Adjustments**	**(428)**	(224)
	Extraordinary income and expenses		
-	Extraordinary income	**2**	-
20	Extraordinary expenses	**1**	16
(20)	**Total Extraordinary income and expenses**	**1**	(16)
(2,298)	**Result for the period before taxes**	**(555)**	(103)
61	Income taxes for the period	**-**	56
(2,359)	**Result for the period**	**(555)**	(159)

Turin, September 9, 2004

The Board of Directors
By:

Chairman

Annex

Fiat Group Companies at June 30, 2004

As required by Consob Resolution No. 11971 of May 14, 1999 as amended (Articles 81 and 126 of the Regulations), a complete list of the companies and significant equity investments of the Group is provided below.

The companies on this list have been classified according to percentage of ownership, method of consolidation and type of business. The information provided for each company includes: name, registered office, country and capital stock stated in the original currency. The percentage of Group consolidation and the percentage held by Fiat S.p.A. or its subsidiaries are also shown.

A separate column shows the percentage held of the voting rights at the ordinary stockholders' meeting, when this figure differs from the percentage interest held in the company.

Name	Registered office	Country	Capital stock	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Controlling company								
Parent company								
Fiat S.p.A.	Turin	Italy	4,918,113,540	EUR	--	--	--	--
Subsidiaries consolidated on a line-by-line basis								
Automobiles								
Fiat Auto Holdings B.V.	Amsterdam	Netherlands	1,000,000	EUR	90.00	Fiat Partecipazioni S.p.A.	90.000	
Banco Fidis de Investimento SA	São Paulo	Brazil	116,235,465	BRL	89.97	Fiat Auto S.p.A.	94.968	
						Fiat Automoveis S.A. - FIASA	5.000	
B.D.C. S.A.	Brussels	Belgium	23,651,294	EUR	90.00	Fiat Auto (Belgio) S.A.	99.998	
						Fiat Auto (Suisse) S.A.	0.002	
Clickar Assistance S.r.l. a S.U.	Turin	Italy	335,632	EUR	90.00	Fidis S.p.A.	100.000	
Easy Drive S.r.l. a S.U.	Turin	Italy	10,400	EUR	90.00	Fiat Auto S.p.A.	99.000	
						Fiat Center Italia S.p.A.	1.000	
FAL Fleet Services S.A.S.	Trappes	France	3,000,000	EUR	90.00	Fidis Renting Italia S.p.A.	100.000	
Fiat Auto Argentina S.A.	Buenos Aires	Argentina	463,938,188	ARS	90.00	Fiat Auto S.p.A.	63.336	
						Fiat Automoveis S.A. - FIASA	36.664	
Fiat Auto (Belgio) S.A.	Brussels	Belgium	20,951,220	EUR	90.00	Fiat Finance Netherlands B.V.	99.998	
						Fiat Auto (Suisse) S.A.	0.002	
Fiat Auto Contracts Ltd	Slough Berkshire	United Kingdom	15,250,000	GBP	90.00	Fidis Renting Italia S.p.A.	100.000	
Fiat Auto Dealer Financing SA	Brussels	Belgium	62,000	EUR	89.86	Fiat Auto (Belgio) S.A.	99.839	
Fiat Auto Espana S.A.	Alcalá De Henares	Spain	57,696,960	EUR	90.00	Fiat Finance Netherlands B.V.	99.998	
						Fiat Auto (Suisse) S.A.	0.002	
Fiat Auto Financial Services Limited	Slough Berkshire	United Kingdom	2,250,000	GBP	90.00	Fiat Auto (U.K.) Ltd	100.000	
Fiat Auto Financial Services (Wholesale) Ltd.	Slough Berkshire	United Kingdom	1	GBP	90.00	Fiat Auto (U.K.) Ltd	100.000	
Fiat Auto (France) S.A.	Trappes	France	91,050,000	EUR	90.00	Fiat Finance Netherlands B.V.	99.999	
Fiat Auto Hellas S.A.	Argyroupoli	Greece	33,533,499	EUR	90.00	Fiat Finance Netherlands B.V.	100.000	
Fiat Auto (Ireland) Ltd.	Dublin	Ireland	5,078,952	EUR	90.00	Fiat Finance Netherlands B.V.	100.000	
Fiat Auto Japan K.K.	Minatu-Ku. Tokyo	Japan	420,000,000	JPY	90.00	Fiat Auto S.p.A.	100.000	
Fiat Auto Kreditbank GmbH	Vienna	Austria	5,000,000	EUR	90.00	Fiat Auto S.p.A.	50.000	
						Fidis S.p.A.	50.000	
Fiat Auto Lease N.V.	Utrecht	Netherlands	454,000	EUR	90.00	Fidis Renting Italia S.p.A.	100.000	
Fiat Auto Maroc S.A.	Casablanca	Morocco	314,000,000	MAD	89.96	Fiat Auto S.p.A.	99.950	
Fiat Auto Nederland B.V.	Lijnden	Netherlands	5,672,250	EUR	90.00	Fiat Auto Holdings B.V.	100.000	
Fiat Auto Poland S.A.	Bielsko-Biala	Poland	660,334,600	PLN	90.00	Fiat Auto S.p.A.	100.000	
Fiat Auto Portuguesa S.A.	Alges	Portugal	8,000,000	EUR	90.00	Fiat Finance Netherlands B.V.	100.000	
Fiat Auto South Africa (Proprietary) Ltd	Sandton	South Africa	440	ZAR	90.00	Fiat Auto S.p.A.	100.000	
Fiat Auto S.p.A.	Turin	Italy	2,500,000,000	EUR	90.00	Fiat Auto Holdings B.V.	100.000	
Fiat Auto (Suisse) S.A.	Geneva	Switzerland	21,400,000	CHF	90.00	Fiat Auto S.p.A.	100.000	

Subsidiaries consolidated on a line-by-line basis (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Fiat Auto (U.K.) Ltd	Slough Berkshire	United Kingdom	44,600,000	GBP	90.00	Fiat Finance Netherlands B.V.	100.000	
Fiat Auto Var S.r.l. a S.U.	Turin	Italy	10,200,000	EUR	90.00	Fiat Auto S.p.A.	100.000	
Fiat Automobil AG	Heilbronn	Germany	97,280,000	EUR	90.00	Fiat Finance Netherlands B.V.	99.000	
						Fiat Auto (Suisse) S.A.	1.000	
Fiat Automobil GmbH	Vienna	Austria	37,000	EUR	90.00	Fiat Finance Netherlands B.V.	100.000	
Fiat Automobil Vertriebs GmbH	Frankfurt	Germany	8,700,000	EUR	90.00	Fiat Automobil AG	100.000	
Fiat Automobiler Danmark A/S	Glostrup	Denmark	55,000,000	DKK	90.00	Fiat Finance Netherlands B.V.	100.000	
Fiat Automoveis S.A. - FIASA	Betim	Brazil	1,432,341,332	BRL	90.00	Fiat Auto S.p.A.	100.000	
Fiat Center Italia S.p.A.	Turin	Italy	2,000,000	EUR	90.00	Fiat Auto S.p.A.	100.000	
Fiat Center (Suisse) S.A.	Geneva	Switzerland	13,000,000	CHF	90.00	Fiat Auto (Suisse) S.A.	100.000	
Fiat CR Spol. S.R.O.	Prague	Czech Republic	1,000,000	CZK	90.00	Fiat Auto S.p.A.	100.000	
Fiat Credit Belgio S.A.	Evere	Belgium	3,718,403	EUR	90.00	Fiat Auto (Belgio) S.A.	99.999	
Fiat Credito Compania Financiera S.A.	Buenos Aires	Argentina	94,107,977	ARS	90.00	Fidis S.p.A.	99.999	
						Fiat Auto Argentina S.A.	0.001	
Fiat Distribuidora Portugal S.A.	Lisbon	Portugal	450,300	EUR	90.00	Fiat Auto Portuguesa S.A.	100.000	
Fiat Finance Holding S.A.	Luxembourg	Luxembourg	2,300,000	EUR	90.00	Fiat Finance Netherlands B.V.	99.995	
						Fidis S.p.A.	0.005	
Fiat Finance Netherlands B.V.	Amsterdam	Netherlands	690,000,000	EUR	90.00	Fiat Auto Holdings B.V.	100.000	
Fiat Handlerservice GmbH	Heilbronn	Germany	5,100,000	EUR	90.00	Fiat Automobil AG	100.000	
Fiat India Automobiles Private Limited	Mumbai	India	18,780,741,500	INR	90.00	Fiat Auto S.p.A.	100.000	
Fiat India Private Ltd.	Mumbai	India	14,917,862,500	INR	88.07	Fiat India Automobiles Private Limited	89.377	88.415
						Fiat Auto S.p.A.	8.478	9.245
Fiat Magyarorszag Kereskedelmi KFT.	Budapest	Hungary	150,000,000	HUF	90.00	Fiat Auto S.p.A.	100.000	
Fiat Motor Sales Ltd	Slough Berkshire	United Kingdom	1,500,000	GBP	90.00	Fiat Auto (U.K.) Ltd	100.000	
Fiat SR Spol. SR.O.	Bratislava	Slovack Republic	1,000,000	SKK	90.00	Fiat Auto S.p.A.	100.000	
Fiat Versicherungsdienst GmbH	Heilbronn	Germany	26,000	EUR	94.90	Fiat Automobil AG	51.000	
						Rimaco S.A.	49.000	
Fidis Credit Danmark A/S	Glostrup	Denmark	500,000	DKK	90.00	Fiat Finance Netherlands B.V.	100.000	
Fidis Dealer Services B.V.	Utrecht	Netherlands	698,000	EUR	90.00	Fiat Auto Nederland B.V.	100.000	
Fidis Faktoring Polska Sp. z o.o.	Warsaw	Poland	1,000,000	PLN	90.00	Fiat Finance Netherlands B.V.	100.000	
Fidis Finance Polska Sp. z o.o.	Warsaw	Poland	10,000,000	PLN	90.00	Fiat Finance Netherlands B.V.	100.000	
Fidis Hungary KFT	Budapest	Hungary	13,000	EUR	90.00	Fidis S.p.A.	100.000	
Fidis Renting Italia S.p.A.	Turin	Italy	70,300,000	EUR	90.00	Fiat Auto S.p.A.	100.000	
Fidis S.p.A.	Turin	Italy	311,232,342	EUR	90.00	Fiat Auto S.p.A.	99.900	
						Nuove Iniziative Finanziarie 2 S.r.l.	0.100	
Finplus Renting S.A.	Madrid	Spain	455,991	EUR	90.00	Fidis Renting Italia S.p.A.	100.000	
Inmap 2000 Espana S.L.	Alcalá De Henares	Spain	12,020,000	EUR	90.00	Fiat Auto Espana S.A.	100.000	
International Metropolitan Automotive Promotion (France) S.A.	Paris	France	56,000	EUR	90.00	Fiat Auto (France) S.A.	100.000	
Italian Automotive Center S.A.	Brussels	Belgium	19,749,554	EUR	90.00	B.D.C. S.A.	100.000	
Sata-Società Automobilistica Tecnologie Avanzate S.p.A.	Melfi	Italy	276,640,000	EUR	90.00	Fiat Auto S.p.A.	100.000	
Savarent Società per Azioni	Turin	Italy	21,000,000	EUR	90.00	Fidis Renting Italia S.p.A.	100.000	
Sofice-Société de Financement des Concessionaires s.a.s.	Trappes	France	3,353,600	EUR	90.00	Fiat Auto (France) S.A.	100.000	
Tarfin S.A.	Geneva	Switzerland	500,000	CHF	90.00	Fiat Finance Netherlands B.V.	100.000	
Targa Infomobility S.p.A.	Turin	Italy	100,000	EUR	90.00	Fidis S.p.A.	100.000	
Targa Rent S.r.l.	Turin	Italy	310,000	EUR	90.00	Fidis S.p.A.	100.000	
Targasys Espana S.L.	Alcalá De Henares	Spain	5,000	EUR	90.00	Fiat Auto Espana S.A.	100.000	
Targasys Stock E.F.C. S.A.	Alcalá De Henares	Spain	5,108,799	EUR	90.00	Fiat Auto Espana S.A.	100.000	

Subsidiaries consolidated on a line-by-line basis (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Agricultural and Construction Equipment								
CNH Global N.V.	Amsterdam	Netherlands	318,194,818	EUR	84.85	Fiat Netherlands Holding N.V.	84.759	83.942
						CNH Global N.V.	0.109	0.000
Austoft Industries Limited	Bundaberg	Australia	16,353,225	AUD	84.85	CNH Australia Pty Limited	100.000	
Banco CNH Capital S.A.	Curitiba	Brazil	223,346,577	BRL	84.85	CNH Global N.V.	59.761	
						CNH Latin America Ltda.	40.239	
Bli Group Inc.	Wilmington	U.S.A.	1,000	USD	84.85	CNH America LLC	100.000	
Blue Leaf I.P. Inc.	Wilmington	U.S.A.	1,000	USD	84.85	Bli Group Inc.	100.000	
Case Brazil Holdings Inc.	Wilmington	U.S.A.	1,000	USD	84.85	CNH America LLC	100.000	
Case Canada Receivables Inc.	Calgary	Canada	1	CAD	84.85	Case Credit Corporation	100.000	
Case Credit Australia Investments Pty. Ltd.	St. Marys	Australia	187,360,048	AUD	84.85	CNH Australia Pty Limited	100.000	
Case Credit Corporation	Wilmington	U.S.A.	1,000	USD	84.85	CNH Capital Corporation	100.000	
Case Credit Holdings Limited	Wilmington	U.S.A.	5	USD	84.85	Case Credit Corporation	100.000	
Case Credit Ltd.	Calgary	Canada	1	CAD	84.85	Case Credit Corporation	99.500	
						CNH Canada Ltd.	0.500	
Case Equipment Holdings Limited	Wilmington	U.S.A.	5	USD	84.85	CNH America LLC	100.000	
Case Equipment International Corporation	Wilmington	U.S.A.	1,000	USD	84.85	CNH America LLC	100.000	
Case Europe S.a.r.l.	Roissy	France	7,622	EUR	84.85	CNH America LLC	100.000	
Case Harvesting Systems GmbH	Neustadt	Germany	281,211	EUR	84.85	CNH America LLC	100.000	
Case India Limited	Wilmington	U.S.A.	5	USD	84.85	CNH America LLC	100.000	
Case International Marketing Inc.	Wilmington	U.S.A.	5	USD	84.85	CNH America LLC	100.000	
Case LBX Holdings Inc.	Wilmington	U.S.A.	5	USD	84.85	CNH America LLC	100.000	
Case Machinery (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	2,250,000	USD	84.85	CNH America LLC	100.000	
Case Mexico S.A.	Mexico	Mexico	810,000	MXN	56.85	CNH America LLC	67.000	
Case New Holland Inc.	Wilmington	U.S.A.	5	USD	84.85	CNH Global N.V.	100.000	
Case New Holland Italia s.p.a.	Modena	Italy	15,600,000	EUR	84.85	CNH International S.A.	100.000	
Case United Kingdom Limited	Basildon	United Kingdom	3,763,618	GBP	84.85	CNH America LLC	100.000	
Case Wholesale Receivables Inc.	Wilmington	U.S.A.	1,000	USD	84.85	CNH America LLC	100.000	
CNH America LLC	Wilmington	U.S.A.	3,600	USD	84.85	Fiatallis North America inc.	100.000	
CNH Argentina S.A.	Buenos Aires	Argentina	29,611,105	ARS	84.85	New Holland Holdings Argentina S.A.	80.654	
						CNH America LLC	19.346	
CNH Australia Pty Limited	St. Marys	Australia	306,785,439	AUD	84.85	CNH Global N.V.	100.000	
CNH Belgium N.V.	Zedelgem	Belgium	27,268,300	EUR	84.85	CNH International S.A.	100.000	
CNH Canada Ltd.	Toronto	Canada	28,000,100	CAD	84.85	CNH Global N.V.	66.524	
						CNH America LLC	33.476	
CNH Capital Australia Pty. Ltd.	St. Marys	Australia	26,819,518	AUD	84.85	Case Credit Australia Investments Pty. Ltd.	100.000	
CNH Capital Benelux S.A.	Zedelgem	Belgium	54,458	EUR	84.85	CNH Global N.V.	99.000	
						CNH Capital U.K. Ltd	1.000	
CNH Capital Corporation	Wilmington	U.S.A.	5	USD	84.85	CNH America LLC	100.000	
CNH Capital (Europe) plc	Dublin	Ireland	38,100	EUR	84.85	CNH Capital plc	99.984	
						CNH Financial Services A/S	0.003	
						CNH Financial Services S.r.l.	0.003	
						CNH Global N.V.	0.003	
						CNH International S.A.	0.003	
						New Holland Financial Services Ltd	0.003	
						CNH Trade N.V.	0.001	
CNH Capital Insurance Agency Inc.	Wilmington	U.S.A.	5	USD	84.85	Case Credit Corporation	100.000	
CNH Capital plc	Dublin	Ireland	6,386,790	EUR	84.85	CNH Global N.V.	100.000	
CNH Capital Receivables Inc.	Wilmington	U.S.A.	5	USD	84.85	Case Credit Corporation	100.000	
CNH Capital U.K. Ltd	Basildon	United Kingdom	10,000,001	GBP	84.85	CNH Global N.V.	100.000	
CNH Componentes, S.A. de C.V.	São Pedro	Mexico	135,634,842	MXN	56.85	CNH America LLC	67.000	

Subsidiaries consolidated on a line-by-line basis (continued)

Name	*Registered office*	*Country*	*Capital stock*	*Currency*	*% of Group consoli-dation*	*Interest held by*	*% interest held*	*% of voting rights*
CNH Danmark A/S	Hvidovre	Denmark	12,000,000	DKK	84.85	CNH International S.A.	100.000	
CNH Deutschland GmbH	Heilbronn	Germany	18,457,650	EUR	84.85	CNH International S.A.	100.000	
CNH Engine Corporation	Wilmington	U.S.A.	1,000	USD	84.85	CNH America LLC	100.000	
CNH Financial Services A/S	Hvidovre	Denmark	500,000	DKK	84.85	CNH Global N.V.	100.000	
CNH Financial Services GmbH	Heilbronn	Germany	200,000	EUR	84.85	CNH International S.A.	100.000	
CNH Financial Services S.A.	Puteaux	France	1,838,113	EUR	84.85	CNH Global N.V.	100.000	
CNH Financial Services S.r.l.	Modena	Italy	10,400	EUR	84.85	CNH Global N.V.	100.000	
CNH France S.A.	Le Plessis-Belleville	France	138,813,150	EUR	84.85	CNH International S.A.	100.000	
CNH Information Technology Company LLC	Wilmington	U.S.A.	0	USD	84.85	CNH America LLC	100.000	
CNH International S.A.	Luxembourg	Luxembourg	300,000,000	USD	84.85	CNH Global N.V.	100.000	
CNH Latin America Ltda.	Contagem	Brazil	349,790,624	BRL	84.85	CNH Global N.V.	87.881	
						Case Brazil Holdings Inc.	10.606	
						Case Equipment International Corporation	1.513	
CNH Maquinaria Spain S.A.	Coslada	Spain	21,000,000	EUR	84.85	CNH International S.A.	77.142	
						CNH America LLC	22.857	
CNH Osterreich GmbH	St. Valentin	Austria	2,000,000	EUR	84.85	CNH Global N.V.	100.000	
CNH Polska Sp. z o.o.	Plock	Poland	162,591,660	PLN	84.85	CNH Belgium N.V.	100.000	
CNH Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	Carnaxide	Portugal	498,798	EUR	84.85	CNH International S.A.	99.980	
						Case New Holland Italia s.p.a.	0.020	
CNH Receivables Inc.	Wilmington	U.S.A.	1,000	USD	84.85	Case Credit Corporation	100.000	
CNH Serviços Técnicos e Desenvolvimento de Negocios Ltda	Curitiba	Brazil	1,000,000	BRL	84.85	Banco CNH Capital S.A.	100.000	
CNH Trade N.V.	Amsterdam	Netherlands	50,000	EUR	84.85	CNH Global N.V.	100.000	
CNH U.K. Limited	Basildon	United Kingdom	91,262,275	GBP	84.85	New Holland Holding Limited	100.000	
CNH Wholesale Receivables Inc.	Wilmington	U.S.A.	1,000	USD	84.85	Case Credit Corporation	100.000	
Fiat Kobelco Construction Machinery S.p.A.	San Mauro Torinese	Italy	80,025,291	EUR	63.32	Case New Holland Italia s.p.a.	59.625	
						CNH Global N.V.	15.000	
Fiatallis North America Inc.	Wilmington	U.S.A.	32	USD	84.85	Case New Holland Inc.	100.000	
Fiat-Kobelco Construction Machinery Belgium SA	Herstal-lez-Liege	Belgium	247,900	EUR	63.32	Fiat Kobelco Construction Machinery S.p.A.	100.000	
Flexi-Coil (U.K.) Limited	York	United Kingdom	1,000	GBP	84.85	CNH Canada Ltd.	100.000	
Harbin New Holland Tractors Co., Ltd.	Harbin	People's Rep.of China	2,859,091	USD	84.85	New Holland Mauritius (Private) Ltd.	99.000	
						CNH International S.A.	1.000	
HFI Holdings Inc.	Wilmington	U.S.A.	1,000	USD	84.85	CNH America LLC	100.000	
JV Uzcaseagroleasing LLC	Tashkent	Uzbekistan	0	USD	43.27	Case Credit Holdings Limited	51.000	
JV UzCaseMash LLC	Tashkent	Uzbekistan	0	USD	50.91	Case Equipment Holdings Limited	60.000	
JV UzCaseService LLC	Tashkent	Uzbekistan	0	USD	43.27	Case Equipment Holdings Limited	51.000	
JV UzCaseTractor LLC	Tashkent	Uzbekistan	0	USD	43.27	Case Equipment Holdings Limited	51.000	
Kobelco Construction Machinery America LLC	Wilmington	U.S.A.	0	USD	55.15	New Holland Excavator Holdings LLC	65.000	
Kobelco Construction Machinery Europe BV	Almere	Netherlands	567,225	EUR	63.32	Fiat Kobelco Construction Machinery S.p.A.	100.000	
MBA AG, Baumaschinen	Bassersdorf	Switzerland	4,000,000	CHF	84.85	CNH Global N.V.	100.000	
MultiRental Locacao de Maquinas e Equipamentos Ltda.	Sorocaba	Brazil	1,000,000	BRL	84.85	CNH Latin America Ltda.	100.000	
New Holland Australia Pty. Limited	Riverstone	Australia	3,500,000	AUD	84.85	CNH Australia Pty Limited	100.000	
New Holland (Canada) Credit Company	Burlington	Canada	1,000	CAD	84.85	CNH Canada Ltd.	99.000	
						Case Credit Ltd.	1.000	
New Holland (Canada) Credit Holding Ltd. *in liq.*	Toronto	Canada	1	CAD	84.85	CNH Canada Ltd.	100.000	
New Holland Canada Ltd.	Saskatoon	Canada	10,403	CAD	84.85	CNH Canada Ltd.	100.000	
New Holland Credit Australia Pty Limited	Riverstone	Australia	11,507,150	AUD	84.85	CNH Capital Australia Pty. Ltd.	100.000	
[illegible]	[illegible]	U.S.A.	0	USD	84.85	Fiatallis North America Inc.	100.000	

Subsidiaries consolidated on a line-by-line basis (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
New Holland Excavator Holdings LLC	Wilmington	U.S.A.	0	USD	84.85	CNH America LLC	100.000	
New Holland Financial Services Ltd	Basildon	United Kingdom	50,000	GBP	84.85	CNH Global N.V.	100.000	
New Holland Holding Limited	London	United Kingdom	165,000,000	GBP	84.85	CNH International S.A.	100.000	
New Holland Holdings Argentina S.A.	Buenos Aires	Argentina	23,555,415	ARS	84.85	CNH Global N.V.	100.000	
New Holland Ltd	Basildon	United Kingdom	1,000,000	GBP	84.85	CNH Global N.V.	100.000	
New Holland Mauritius (Private) Ltd.	Port Louis	Mauritius	78,571,333	USD	84.85	CNH Global N.V.	100.000	
New Holland Receivables Corporation	Wilmington	U.S.A.	10	USD	84.85	Fiatallis North America Inc.	100.000	
New Holland Retail Receivables Corporation I	Las Vegas	U.S.A.	1,000	USD	84.85	New Holland Credit Company LLC	100.000	
New Holland Retail Receivables Corporation II	Las Vegas	U.S.A.	1,000	USD	84.85	New Holland Retail Receivables Corporation I	100.000	
New Holland Tractor Ltd. N.V.	Antwerp	Belgium	9,631,500	EUR	84.85	New Holland Holding Limited	100.000	
New Holland Tractors (India) Private Ltd	New Delhi	India	210,920,725,750	INR	84.85	New Holland Mauritius (Private) Ltd.	100.000	
O & K - Hilfe GmbH	Berlin	Germany	25,565	EUR	84.85	O & K Orenstein & Koppel GmbH	100.000	
O & K Orenstein & Koppel GmbH	Berlin	Germany	61,355,030	EUR	84.85	CNH International S.A.	100.000	
Pryor Foundry Inc.	Oklahoma City	U.S.A.	1,000	USD	84.85	CNH America LLC	100.000	
Receivables Credit Corporation	Calgary	Canada	1	CAD	84.85	Case Credit Corporation	100.000	
Receivables Credit II Corporation	Calgary	Canada	1	CAD	84.85	Case Credit Corporation	100.000	
Receivables Credit III Corporation	Calgary	Canada	1	CAD	84.85	Case Credit Corporation	100.000	
RosCaseMash	Saratov	Russia	200,000	RUR	32.46	Case Equipment Holdings Limited	38.250	51.000
Shanghai New Holland Agricultural Machinery Corporation Limited	Shanghai	People's Rep.of China	35,000,000	USD	50.91	New Holland Mauritius (Private) Ltd.	60.000	
Commercial Vehicles								
Iveco S.p.A.	Turin	Italy	858,400,000	EUR	100.00	Fiat Netherlands Holding N.V.	100.000	
Amce-Automotive Manufacturing Co.Ethiopia	Addis Ababa	Ethiopia	3,000,000	ETB	70.00	Iveco S.p.A.	70.000	
Astra Veicoli Industriali S.p.A.	Piacenza	Italy	10,400,000	EUR	100.00	Iveco S.p.A.	100.000	
Brandschutztechnik Gorlitz GmbH	Gürlitz	Germany	511,292	EUR	88.00	Iveco Magirus Brandschutztechnik GmbH	88.000	
C.A.M.I.V.A. Constructeurs Associés de Materiels S.A.	Saint-Alban-Leysse	France	1,870,169	EUR	99.96	Iveco Eurofire (Holding) GmbH	99.963	
Componentes Mecanicos S.A.	Barcelona	Spain	37,405,038	EUR	59.39	Iveco Pegaso S.L.	59.387	
Effe Grundbesitz GmbH	Ulm	Germany	10,225,838	EUR	100.00	Iveco Investitions GmbH	90.000	
						Iveco S.p.A.	10.000	
Euromoteurs S.A.	Garchizy	France	2,098,560	EUR	100.00	Iveco France S.A.	100.000	
European Engine Alliance S.c.r.l.	Turin	Italy	32,044,797	EUR	61.62	CNH Global N.V.	33.333	
						Iveco S.p.A.	33.333	
Heuliez Bus S.A.	Rorthais	France	9,000,000	EUR	100.00	Société Charolaise de Participations S.A.	100.000	
IAV-Industrie-Anlagen-Verpachtung GmbH	Ulm	Germany	25,565	EUR	100.00	Iveco Investitions GmbH	95.000	
						Iveco S.p.A.	5.000	
Ikarus Egyedi Autobusz GY	Budapest	Hungary	350,000,000	HUF	68.15	Irisbus Holding S.L.	68.146	
Ikarusbus Jamugyarto RT	Szekesfehervar	Hungary	974,268,827	HUF	100.00	Irisbus Holding S.L.	100.000	
Industrial Vehicles Center Hainaut S.A.	Charleroi	Belgium	600,000	EUR	100.00	S.A. Iveco Belgium N.V.	95.000	
						Iveco Nederland B.V.	5.000	
Irisbus Australia Pty. Ltd.	Dandenong	Australia	1,500,000	AUD	100.00	Irisbus Holding S.L.	100.000	
Irisbus Benelux Ltd.	Leudelange	Luxembourg	594,000	EUR	100.00	Irisbus France S.A.	99.983	
						Société Charolaise de Participations S.A.	0.017	
Irisbus Deutschland GmbH	Mainz-Mombach	Germany	10,000,000	EUR	100.00	Irisbus Holding S.L.	100.000	
Irisbus France S.A.	Vénissieux	France	142,482,000	EUR	100.00	Irisbus Holding S.L.	100.000	
Irisbus Holding S.L.	Madrid	Spain	233,670,000	EUR	100.00	Iveco S.p.A.	99.999	
						Iveco Pegaso S.L.	0.001	
Irisbus Iberica S.L.	Madrid	Spain	28,930,788	EUR	100.00	Irisbus Holding S.L.	100.000	
Irisbus Italia S.p.A.	Turin	Italy	100,635,750	EUR	100.00	Irisbus Holding S.L.	100.000	
Irisbus (U.K.) Ltd	Watford	United Kingdom	200,000	GBP	100.00	Irisbus Holding S.L.	100.000	

Subsidiaries consolidated on a line-by-line basis (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
IVC Brabant N.V. S.A.	Groot	Belgium	800,000	EUR	100.00	S.A. Iveco Belgium N.V.	75.000	
						Iveco Nederland B.V.	25.000	
IVC Nutzfahrzeuge AG	Hendschiken	Switzerland	3,500,000	CHF	100.00	Iveco (Schweiz) AG	100.000	
IVC Vehicules Industriels S.A.	Morges	Switzerland	1,200,000	CHF	100.00	Iveco (Schweiz) AG	100.000	
IVC-Salzburg Nutzfahrzeughandel GmbH	Eugendorf	Austria	37,000	EUR	100.00	Iveco Austria GmbH	100.000	
IVC-Wien Nutzfahrzeughandel GmbH	Vienna	Austria	37,000	EUR	100.00	Iveco Austria GmbH	100.000	
Iveco Argentina S.A.	Cordoba	Argentina	26,700,000	ARS	100.00	Iveco S.p.A.	100.000	
Iveco Austria GmbH	Vienna	Austria	6,178,000	EUR	100.00	Iveco S.p.A.	100.000	
Iveco Bayern GmbH	Nuremberg	Germany	742,000	EUR	100.00	Iveco Magirus AG	100.000	
Iveco Colombia Ltda.	Santa Fe' de Bogota	Colombia	2,870,909,000	COP	100.00	Iveco Venezuela C.A.	99.974	
						Iveco Latin America Ltda	0.026	
Iveco Contract Services Limited	Watford	United Kingdom	2,000,000	GBP	100.00	Iveco (UK) Ltd	100.000	
Iveco Danmark A/S	Glostrup	Denmark	501,000	DKK	100.00	Iveco S.p.A.	100.000	
Iveco Eurofire (Holding) GmbH	Weisweil	Germany	30,776,857	EUR	100.00	Iveco Magirus AG	90.032	
						Iveco S.p.A.	9.968	
Iveco Fiat Brasil Ltda	Sete Lagoas	Brazil	170,100,000	BRL	95.00	Fiat Automoveis S.A. - FIASA	50.000	
						Iveco S.p.A.	48.576	
						Iveco Latin America Ltda	1.424	
Iveco Finance AG	Kloten	Switzerland	1,500,000	CHF	100.00	Iveco (Schweiz) AG	100.000	
Iveco Finance GmbH	Ulm	Germany	40,000,000	EUR	100.00	Iveco Magirus AG	100.000	
Iveco Finance Limited	Watford	United Kingdom	100	GBP	100.00	Iveco (UK) Ltd	100.000	
Iveco Finanziaria S.p.A.	Turin	Italy	30,000,000	EUR	100.00	Iveco S.p.A.	100.000	
Iveco Finland OY	Espoo	Finland	200,000	EUR	100.00	Iveco S.p.A.	100.000	
Iveco France S.A.	Trappes	France	93,800,000	EUR	100.00	Iveco S.p.A.	100.000	
Iveco International Trade Finance S.A.	Paradiso	Switzerland	25,000,000	CHF	100.00	Iveco S.p.A.	100.000	
Iveco Investitions GmbH	Ulm	Germany	2,556,459	EUR	100.00	Iveco Magirus AG	99.020	
						Iveco S.p.A.	0.980	
Iveco Latin America Ltda	São Paulo	Brazil	459,700,000	BRL	100.00	Iveco S.p.A.	100.000	
Iveco Lease GmbH	Ulm	Germany	775,000	EUR	100.00	Iveco Magirus AG	100.000	
Iveco Limited	Watford	United Kingdom	117,000,000	GBP	100.00	Iveco (UK) Ltd	100.000	
Iveco Lorraine S.a.s.	Haunconcourt	France	305,600	EUR	100.00	Iveco France S.A.	100.000	
Iveco Magirus AG	Ulm	Germany	250,000,000	EUR	100.00	Iveco S.p.A.	53.660	
						Fiat Netherlands Holding N.V.	46.340	
Iveco Magirus Brandschutztechnik GmbH	Ulm	Germany	6,493,407	EUR	100.00	Iveco Eurofire (Holding) GmbH	99.764	
						Iveco S.p.A.	0.236	
Iveco Mezzi Speciali S.p.A.	Brescia	Italy	13,120,000	EUR	100.00	Iveco Eurofire (Holding) GmbH	100.000	
Iveco Motorenforschung AG	Arbon	Switzerland	4,600,000	CHF	100.00	Iveco S.p.A.	60.000	
						Iveco France S.A.	40.000	
Iveco Motors of North America Inc.	Wilmington	U.S.A.	1	USD	100.00	Iveco S.p.A.	100.000	
Iveco Nederland B.V.	Breda	Netherlands	4,537,802	EUR	100.00	Iveco S.p.A.	100.000	
Iveco Nord Nutzfahrzeuge GmbH	Hamburg	Germany	818,500	EUR	100.00	Iveco Magirus AG	100.000	
Iveco Nord-Ost Nutzfahrzeuge GmbH	Berlin	Germany	2,120,000	EUR	100.00	Iveco Magirus AG	100.000	
Iveco Norge A.S.	Voyenenga	Norway	18,600,000	NOK	100.00	Iveco S.p.A.	100.000	
Iveco Nutzfahrzeuge Nord-West GmbH	Dortmund-Wambel	Germany	1,355,000	EUR	100.00	Iveco Magirus AG	100.000	
Iveco Otomotiv Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	5,960,707,000,000	TRL	100.00	Iveco S.p.A.	99.995	
Iveco Participations S.A.	Trappes	France	10,896,100	EUR	100.00	Iveco S.p.A.	100.000	
Iveco Pegaso S.L.	Madrid	Spain	105,213,628	EUR	100.00	Iveco S.p.A.	100.000	
Iveco Pension Trustee Ltd	Watford	United Kingdom	2	GBP	100.00	Iveco Limited	50.000	
						Iveco (UK) Ltd	50.000	

Subsidiaries consolidated on a line-by-line basis (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Iveco Plan S.A. de Ahorro para fines determinados	Buenos Aires	Argentina	153,000	ARS	100.00	Iveco Argentina S.A.	99.600	
						Fiat Argentina S.A.	0.400	
Iveco Poland Ltd.	Warsaw	Poland	46,974,500	PLN	100.00	Iveco S.p.A.	100.000	
Iveco Portugal-Comercio de Veiculos Industriais S.A.	Vila Franca de Xira	Portugal	15,962,000	EUR	100.00	Iveco S.p.A.	99.997	
						Astra Veicoli Industriali S.p.A.	0.001	
Iveco (Schweiz) AG	Kloten	Switzerland	9,000,000	CHF	100.00	Iveco Nederland B.V.	100.000	
Iveco South Africa (Pty) Ltd.	Wadewille	South Africa	15,000,750	ZAR	100.00	Iveco S.p.A.	100.000	
Iveco Sud-West Nutzfahrzeuge GmbH	Mannheim-Neckarau	Germany	1,533,900	EUR	100.00	Iveco Magirus AG	100.000	
Iveco Sweden A.B.	Arlov	Sweden	600,000	SEK	100.00	Iveco S.p.A.	100.000	
Iveco Trucks Australia Limited	Dandenong	Australia	47,492,260	AUD	100.00	Iveco S.p.A.	100.000	
Iveco (UK) Ltd	Watford	United Kingdom	47,000,000	GBP	100.00	Iveco S.p.A.	100.000	
Iveco Ukraine Inc.	Kiev	Ukraine	55,961,760	UAK	99.97	Iveco S.p.A.	99.968	
Iveco Venezuela C.A.	La Victoria	Venezuela	2,495,691,000	VEB	100.00	Iveco S.p.A.	100.000	
Iveco West Nutzfahrzeuge GmbH	Colonia	Germany	1,662,000	EUR	100.00	Iveco Magirus AG	100.000	
Karosa A.S.	Vysoke Myto	Czech Republic	1,065,559,000	CZK	97.52	Société d'Assistance Técnique Automobile S.A.T.A.U. S.A.	97.521	
Karosa r.s.o.	Bratislava	Slovack Republic	200,000	SKK	97.52	Karosa A.S.	100.000	
Lohr-Magirus Feuerwehrtechnik GmbH	Kainbach	Austria	1,271,775	EUR	95.00	Iveco Magirus Brandschutztechnik GmbH	95.000	
Lyon Vehicules Industriels S.A.S.	Saint Priest	France	915,000	EUR	100.00	Iveco France S.A.	100.000	
Mediterranea de Camiones S.L.	Valencia	Spain	48,080	EUR	100.00	Iveco Pegaso S.L.	100.000	
Officine Brennero S.p.A.	Trento	Italy	6,120,000	EUR	100.00	Iveco S.p.A.	100.000	
Rhein-Main Nutzfahrzeuge GmbH Reichold, Franz Kahl & Partners	Frankfurt	Germany	920,325	EUR	100.00	Iveco Magirus AG	100.000	
S.A. Iveco Belgium N.V.	Zellik	Belgium	6,000,000	EUR	100.00	Iveco S.p.A.	99.983	
						Iveco Nederland B.V.	0.017	
S.C.I. La Mediterranéenne	Vitrolles	France	248,000	EUR	100.00	Iveco France S.A.	50.000	
						Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	50.000	
Seddon Atkinson Vehicles Ltd	Oldham	United Kingdom	41,700,000	GBP	100.00	Iveco (UK) Ltd	100.000	
Sicca S.p.A.	Modena	Italy	5,300,000	EUR	100.00	Iveco S.p.A.	100.000	
S.I.M.I.S.-Société Industrielle pour le Materiels d'Incendie et de Securité S.A.	Saint-Alban-Leysse	France	40,016	EUR	97.96	C.A.M.I.V.A. Constructeurs Associés de Materiels S.A.	98.000	
Société Charolaise de Participations S.A.	Vénissieux	France	2,370,000	EUR	100.00	Irisbus Holding S.L.	100.000	
Société d'Assistance Técnique Automobile S.A.T.A.U. S.A.	Vénissieux	France	35,610,000	EUR	100.00	Irisbus France S.A.	100.000	
Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	Trappes	France	7,022,400	EUR	100.00	Iveco France S.A.	100.000	
Stevi-Société Stephanoise de Vehicules Industriels S.A.S.	Saint-Priest-En-Jarez	France	503,250	EUR	100.00	Iveco France S.A.	100.000	
Transolver Finance S.A.	Trappes	France	30,244,800	EUR	100.00	Iveco S.p.A.	100.000	
Transolver Service S.A.	Madrid	Spain	610,000	EUR	100.00	Iveco Pegaso S.L.	100.000	
Transolver Service S.p.A.	Turin	Italy	1,989,000	EUR	100.00	Iveco S.p.A.	100.000	
Transolver Services GmbH	Heilbronn	Germany	750,000	EUR	100.00	Iveco Magirus AG	100.000	
Transolver Services S.A.	Trappes	France	38,000	EUR	100.00	Fiat France S.A.	90.000	
						Iveco France S.A.	10.000	
Trucksure Services Ltd	Watford	United Kingdom	900,000	GBP	100.00	Iveco (UK) Ltd	100.000	
Utilitaries & Vehicules Industriels Franciliens-UVIF SAS	La Garenne	France	1,067,500	EUR	100.00	Iveco France S.A.	100.000	
Zona Franca Alari Sepauto S.A.	Barcelona	Spain	520,560	EUR	51.87	Iveco Pegaso S.L.	51.867	
2 H Energy S.A.S.	Fécamp	France	2,000,000	EUR	100.00	Iveco S.p.A.	100.000	

Subsidiaries consolidated on a line-by-line basis (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Ferrari and Maserati								
Ferrari S.p.A.	Modena	Italy	20,000,000	EUR	56.00	Fiat S.p.A.	56.000	
Charles Pozzi S.A.	Levallois-Perret	France	280,920	EUR	56.00	Société Française de Participations Ferrari - S.F.P.F. S.A.R.L.	100.000	
Ferrari Deutschland GmbH	Wiesbaden	Germany	1,000,000	EUR	56.00	Ferrari International S.A.	100.000	
Ferrari International S.A.	Luxembourg	Luxembourg	13,112,000	EUR	56.00	Ferrari S.p.A.	99.999	
						Ferrari N.America Inc.	0.001	
Ferrari Maserati UK	Chadwell Heath	United Kingdom	2	GBP	56.00	Ferrari International S.A.	100.000	
Ferrari N.America Inc.	Englewood Cliffs	U.S.A.	200,000	USD	56.00	Ferrari S.p.A.	100.000	
Ferrari San Francisco Inc.	Mill Valley	U.S.A.	100,000	USD	56.00	Ferrari N.America Inc.	100.000	
Ferrari (Suisse) SA	Nyon	Switzerland	1,000,000	CHF	56.00	Ferrari International S.A.	100.000	
GSA-Gestions Sportives Automobiles S.A.	Meyrin	Switzerland	1,000,000	CHF	56.00	Ferrari International S.A.	100.000	
Maserati North America Inc.	Englewood Cliffs	U.S.A.	1,000	USD	56.00	Ferrari N.America Inc.	100.000	
Maserati S.p.A.	Modena	Italy	31,000,000	EUR	56.00	Ferrari S.p.A.	100.000	
Pozzi Rent Snc	Lyon	France	15,256	EUR	56.00	Charles Pozzi S.A.	100.000	
Societé de Transformation Automobile Lyonnaise - S.T.A.L. S.a.r.l.	Lyon	France	155,498	EUR	56.00	Charles Pozzi S.A.	100.000	
Société Française de Participations Ferrari - S.F.P.F. S.A.R.L.	Neuilly-sur-Seine	France	6,000,000	EUR	56.00	Ferrari International S.A.	100.000	
Components								
Magneti Marelli Holding S.p.A.	Corbetta	Italy	254,324,998	EUR	99.99	Fiat S.p.A.	99.991	100.000
Automotive Lighting Brotterode GmbH	Meiningen	Germany	7,270,000	EUR	99.99	Automotive Lighting Reutlingen GmbH	100.000	
Automotive Lighting Holding GmbH in liq.	Innsbruck	Austria	11,952,191	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000	
Automotive Lighting Italia S.p.A.	Venaria Reale	Italy	2,000,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000	
Automotive Lighting LLC	Farmington Hills	U.S.A.	1,000	USD	99.99	Magneti Marelli Holding U.S.A. Inc.	100.000	
Automotive Lighting o.o.o.	Rjiasan	Russia	36,875,663	RUR	85.38	Automotive Lighting Reutlingen GmbH	85.389	
Automotive Lighting Polska Sp. z o.o.	Sosnowiec	Poland	83,500,000	PLN	99.99	Automotive Lighting Reutlingen GmbH	100.000	
Automotive Lighting Rear Lamps Espana S.A.	Llinares del Valles	Spain	9,153,693	EUR	99.99	Automotive Lighting Rear Lamps Italia S.p.A.	100.000	
Automotive Lighting Rear Lamps France S.A.	Saint Denis	France	16,040,896	EUR	99.99	Automotive Lighting Rear Lamps Italia S.p.A.	99.998	
Automotive Lighting Rear Lamps Italia S.p.A.	Tolmezzo	Italy	13,220,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000	
Automotive Lighting Reutlingen GmbH	Reutlingen	Germany	1,330,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000	
Automotive Lighting S.R.O.	Jihlava	Czech Republic	927,637,000	CZK	99.99	Automotive Lighting Reutlingen GmbH	100.000	
Automotive Lighting UK Limited	Cannock	United Kingdom	15,387,348	GBP	99.99	Magneti Marelli Holding S.p.A.	100.000	
Fiat CIEI S.p.A.	Corbetta	Italy	624,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000	
Iluminacao Automotiva Ltda	Contagem	Brazil	93,260,418	BRL	99.99	Automotive Lighting Reutlingen GmbH	100.000	
Industrial Yorka de Mexico S.A. de C.V.	Mexico City	Mexico	50,000	MXN	99.99	Yorka de Mexico S.r.l. de CV	98.000	
						Industrial Yorka de Tepotzotlan S.A. de C.V.	2.000	
Industrial Yorka de Tepotzotlan S.A. de C.V.	Mexico City	Mexico	50,000	MXN	99.99	Yorka de Mexico S.r.l. de CV	99.000	
						Industrial Yorka de Mexico S.A. de C.V.	1.000	
Industrias Magneti Marelli Mexico S.A. de C.V.	Tepotzotlan	Mexico	50,000	MXN	0.00	Magneti Marelli Mexico S.A.	99.998	
						Servicios Administrativos Corp. IPASA S.A.	0.002	
Kadron S/A	Maua	Brazil	20,000,000	BRL	99.69	Magneti Marelli do Brasil Industria e Comercio SA	100.000	
Magneti Marelli After Market S.p.A.	Turin	Italy	15,349,500	EUR	99.99	Magneti Marelli Holding S.p.A.	99.999	100.000
Magneti Marelli Argentina S.A.	Buenos Aires	Argentina	2,000,000	ARS	99.90	Magneti Marelli France S.A.	84.563	
						Magneti Marelli Holding S.p.A.	15.437	
Magneti Marelli Cofap Companhia Fabricadora de Pecas	Santo Andre	Brazil	244,206,231	BRL	99.62	Magneti Marelli Holding S.p.A.	99.628	99.966
Magneti Marelli Components B.V.	Amsterdam	Netherlands	53,600,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000	
Magneti Marelli Conjuntos de Escape S.A.	Buenos Aires	Argentina	12,000	ARS	99.99	Magneti Marelli Sistemi di Scarico S.p.A.	99.000	
						Magneti Marelli Argentina S.A.	1.000	
Magneti Marelli Controle Motor Ltda.	Hortolandia	Brazil	125,863,327	BRL	99.99	Magneti Marelli Powertrain S.p.A.	99.997	
						Fiat do Brasil S.A.	0.003	

Subsidiaries consolidated on a line-by-line basis (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Magneti Marelli Deutschland GmbH	Russelsheim	Germany	1,050,000	EUR	99.99	Magneti Marelli After Market S.p.A.	100.000	
Magneti Marelli do Brasil Industria e Comercio SA	Hortolandia	Brazil	16,868,427	BRL	99.69	Magneti Marelli Holding S.p.A.	99.695	99.976
Magneti Marelli Electronica SL	Barcelona	Spain	18,388,581	EUR	0.00	Magneti Marelli Sistemi Elettronici S.p.A.	100.000	
Magneti Marelli Elektronische Systeme GmbH	Heilbronn	Germany	100,000	EUR	0.00	Magneti Marelli Sistemi Elettronici S.p.A.	100.000	
Magneti Marelli Eletronica Ltda	Hortolandia	Brazil	78,293,720	BRL	0.01	Magneti Marelli Sistemi Elettronici S.p.A.	99.995	
						Fiat do Brasil S.A.	0.005	
Magneti Marelli Escapamentos Ltda	Amparo	Brazil	65,736,384	BRL	99.99	Magneti Marelli Sistemi di Scarico S.p.A.	99.997	
						Fiat do Brasil S.A.	0.003	
Magneti Marelli Exhaust Systems Polska Sp. z o.o.	Sosnowiec	Poland	15,000,000	PLN	99.99	Magneti Marelli Sistemi di Scarico S.p.A.	100.000	
Magneti Marelli France S.A.	Nanterre	France	67,380,000	EUR	99.88	Magneti Marelli Holding S.p.A.	99.884	
						Ufima S.A.S.	0.003	
Magneti Marelli Guangzhou Motor Vehicle Instruments Co. Limited	Guangzhou	People's Rep.of China	8,100,000	USD	0.00	Magneti Marelli Sistemi Elettronici S.p.A.	100.000	
Magneti Marelli Holding U.S.A. Inc.	Wixom	U.S.A.	1,000	USD	99.99	Magneti Marelli Holding S.p.A.	100.000	
Magneti Marelli Iberica S.A.	Madrid	Spain	99,766	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000	
Magneti Marelli Infotelecom Ltda	São Paulo	Brazil	1,000	BRL	0.01	Magneti Marelli Eletronica Ltda	99.900	
Magneti Marelli Mexico S.A.	Tepotzotlan	Mexico	23,611,680	MXN	0.00	Magneti Marelli Sistemi Elettronici S.p.A.	100.000	
Magneti Marelli Motopropulsion France SAS	Nanterre	France	10,692,500	EUR	99.88	Magneti Marelli France S.A.	100.000	
Magneti Marelli North America Inc.	Wilmington	U.S.A.	40,223,205	USD	99.62	Magneti Marelli Cofap Companhia Fabricadora de Pecas	100.000	
Magneti Marelli Poland S.A.	Sosnowiec	Poland	10,567,800	PLN	99.99	Magneti Marelli Holding S.p.A.	100.000	
Magneti Marelli Powertrain GmbH	Russelsheim	Germany	100,000	EUR	99.99	Magneti Marelli Powertrain S.p.A.	100.000	
Magneti Marelli Powertrain (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	10,000,000	USD	99.99	Magneti Marelli Powertrain S.p.A.	100.000	
Magneti Marelli Powertrain S.p.A.	Corbetta	Italy	85,690,872	EUR	99.99	Magneti Marelli Holding S.p.A.	99.999	100.000
Magneti Marelli Powertrain U.S.A. LLC	Sanford	U.S.A.	25,000,000	USD	99.99	Magneti Marelli Holding U.S.A. Inc.	100.000	
Magneti Marelli Powertrain (WUHU) Co. Ltd.	Anhui	People's Rep.of China	3,000,000	USD	99.99	Magneti Marelli Powertrain S.p.A.	100.000	
Magneti Marelli Services S.p.A.	Corbetta	Italy	15,349,500	EUR	99.99	Magneti Marelli Holding S.p.A.	99.999	100.000
Magneti Marelli Sistemi di Scarico S.p.A.	Corbetta	Italy	20,000,000	EUR	99.99	Magneti Marelli Components B.V.	100.000	
Magneti Marelli Sistemi Elettronici S.p.A.	Corbetta	Italy	74,897,548	EUR	0.00	Magneti Marelli Holding S.p.A.	0.000	100.000 (*)
Magneti Marelli South Africa (Proprietary) Limited	Johannesburg	South Africa	1,950,000	ZAR	99.99	Magneti Marelli Sistemi di Scarico S.p.A.	100.000	
Magneti Marelli Suspension Systems Poland Sp. z o.o.	Sosnowiec	Poland	43,100,000	PLN	99.99	Magneti Marelli Holding S.p.A.	100.000	
Magneti Marelli Svenska A/B in liq.	Goteborg	Sweden	100,000	SEK	99.99	Magneti Marelli Components B.V.	100.000	
Magneti Marelli Systemes Electroniques France S.A.S.	Nanterre	France	40,040,016	EUR	0.00	Magneti Marelli Sistemi Elettronici S.p.A.	100.000	
Magneti Marelli Tubos de Escape SL	Barcelona	Spain	10,154,256	EUR	99.99	Magneti Marelli Sistemi di Scarico S.p.A.	100.000	
Magneti Marelli U.K. Limited	Cannock	United Kingdom	12,400,000	GBP	99.99	Magneti Marelli Components B.V.	100.000	
Malaysian Automotive Lighting SDN. BHD	Penang	Malaysia	8,000,000	MYR	79.99	Automotive Lighting Reutlingen GmbH	80.000	
Midas Autoservice GmbH	Vienna	Austria	472,373	EUR	99.99	Magneti Marelli Services S.p.A.	100.000	
Midas Europe S.A.M.	Monaco	Princ.of Monaco	331,000	EUR	99.99	Magneti Marelli Services S.p.A.	100.000	
Midas France S.a.s.	Celle S. Cloud	France	17,475,000	EUR	99.99	Magneti Marelli Services S.p.A.	99.999	
						Midas Italia S.p.A.	0.001	
Midas Italia S.p.A.	Milan	Italy	3,000,000	EUR	99.99	Magneti Marelli Services S.p.A.	100.000	
Midas N.V.	Berchem	Belgium	4,000,000	EUR	99.99	Magneti Marelli Services S.p.A.	99.774	
						Midas Italia S.p.A.	0.226	
Midas Polska Sp. z o.o.	Warsaw	Poland	8,650,000	PLN	99.99	Magneti Marelli Services S.p.A.	100.000	
Midas Schwiez AG	Zurich	Switzerland	680,000	CHF	99.99	Magneti Marelli Services S.p.A.	100.000	
Midas Silenciador S.L.	Madrid	Spain	3,093,563	EUR	99.99	Magneti Marelli Services S.p.A.	100.000	
Midas Spain Inc.	Chicago	U.S.A.	1,000	USD	99.99	Magneti Marelli Services S.p.A.	100.000	
MotorMust.com S.p.A. in liq.	Milan	Italy	2,300,000	EUR	99.66	Magneti Marelli Services S.p.A.	99.674	
Sadim S.a.r.l.	Celle S. Cloud	France	8,000	EUR	99.99	Midas France S.a.s.	100.000	

Subsidiaries consolidated on a line-by-line basis (continued)

Name	*Registered office*	*Country*	*Capital stock*	*Currency*	*% of Group consoli-dation*	*Interest held by*	*% interest held*	*% of voting rights*
Seima Italiana Deutschland GmbH	Grasbrunn-Neukeferloh	Germany	25,565	EUR	98.99	Automotive Lighting Rear Lamps Italia S.p.A.	99.000	
Servicios Administrativos Corp. IPASA S.A.	Col. Chapultepec	Mexico	1,000	MXN	0.00	Magneti Marelli Mexico S.A.	99.990	
						Industrias Magneti Marelli Mexico S.A. de C.V.	0.010	
Sistemi Sospensioni S.p.A.	Corbetta	Italy	60,500,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000	
Tecnologia de Iluminacion Automotriz S.A. de C.V.	Chihuahua	Mexico	50,000	MXN	99.99	Automotive Lighting LLC	100.000	
Tutela Lubrificantes S.A.	Contagem	Brazil	941,028	BRL	99.99	Magneti Marelli Holding S.p.A.	100.000	
Ufima S.A.S.	Nanterre	France	44,940	EUR	99.94	Magneti Marelli Holding S.p.A.	35.541	
						Fiat Partecipazioni S.p.A.	34.980	
						Magneti Marelli Components B.V.	29.426	
Yorka de Mexico S.r.l. de CV	El Marques Queretaro	Mexico	50,000	MXN	99.99	Magneti Marelli Holding U.S.A. Inc.	100.000	
Production Systems								
Comau S.p.A.	Grugliasco	Italy	140,000,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Autodie International, Inc.	Grand Rapids	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100.000	
Comau Argentina S.A.	Buenos Aires	Argentina	3,617,977	ARS	100.00	Comau S.p.A.	55.283	
						Comau do Brasil Industria e Comercio Ltda.	44.689	
						Fiat Argentina S.A.	0.028	
Comau Australia Pty. Ltd	Wingfield	Australia	765,589	AUD	100.00	Comau S.p.A.	99.998	
Comau Belgium N.V.	Zedelgem	Belgium	175,000	EUR	100.00	Comau S.p.A.	99.900	
						Comau Service France S.A.	0.100	
Comau Deutschland GmbH	Boblingen	Germany	1,330,000	EUR	100.00	Comau S.p.A.	100.000	
Comau do Brasil Industria e Comercio Ltda.	Betim	Brazil	112,794,611	BRL	100.00	Comau S.p.A.	99.999	
						Fiat do Brasil S.A.	0.001	
Comau Estil Unl.	Luton	United Kingdom	46,108,100	USD	100.00	Comau S.p.A.	100.000	
COMAU Germann-Intec GmbH & Co. KG	Heilbronn	Germany	1,478,614	EUR	100.00	Germann-Intec Verwaltungs GmbH	100.000	
Comau India Private Limited	Pune	India	58,435,020	INR	100.00	Comau S.p.A.	99.990	
						Comau Deutschland GmbH	0.010	
COMAU Ingest Sverige AB	Trollhattan	Sweden	5,000,000	SEK	100.00	Comau S.p.A.	51.000	
						Ingest Facility S.p.A.	49.000	
Comau Pico Holdings Corporation	Southfield	U.S.A.	100	USD	100.00	Comau S.p.A.	100.000	
Comau Poland Sp. z o.o.	Bielsko-Biala	Poland	2,100,000	PLN	100.00	Comau S.p.A.	100.000	
Comau Romania S.R.L.	Bihor	Romenia	3,249,800,000	ROL	100.00	Comau S.p.A.	100.000	
Comau SA Body Systems (Pty) Ltd.	Uitenhage	South Africa	300	ZAR	100.00	Comau South Africa (Pty) Ltd.	100.000	
Comau SA Press Tools and Parts (Pty) Ltd.	Uitenhage	South Africa	100	ZAR	100.00	Comau South Africa (Pty) Ltd.	100.000	
Comau SA Properties (Pty) Ltd.	Uitenhage	South Africa	100	ZAR	100.00	Comau South Africa (Pty) Ltd.	100.000	
Comau Sciaky S.A.	Trappes	France	40,000	EUR	99.76	Comau Systèmes France S.A.	99.760	
Comau Service France S.A.	Trappes	France	1,086,000	EUR	99.99	Comau S.p.A.	99.987	
Comau Service Systems S.L.	Madrid	Spain	250,000	EUR	100.00	Comau S.p.A.	100.000	
Comau Service U.K. Ltd	Watford	United Kingdom	50,000	GBP	100.00	Comau S.p.A.	100.000	
Comau (Shanghai) Automotive Equipment Co. Ltd.	Shanghai	People's Rep.of China	1,000,000	USD	100.00	Comau S.p.A.	100.000	
Comau South Africa (Pty) Ltd.	Uitenhage	South Africa	1,001,000	ZAR	100.00	Comau S.p.A.	100.000	
Comau Systèmes France S.A.	Trappes	France	9,112,592	EUR	100.00	Comau S.p.A.	100.000	
Eagle Test and Assembly Co.	Southfield	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100.000	
Estil Shrewsbury Ltd. in liq.	Shropshire	United Kingdom	100	GBP	100.00	Comau Estil Unl.	100.000	
Geico do Brasil Ltda	Betim	Brazil	202,950	BRL	48.78	Geico S.p.A.	95.565	
						Comau do Brasil Industria e Comercio Ltda.	0.044	
Geico Endustriyel Taahhut A.S.	Istanbul	Turkey	100,000,000,000	TRL	50.98	Geico S.p.A.	99.959	
Geico S.p.A.	Cinisello Balsamo	Italy	3,627,000	EUR	51.00	Comau S.p.A.	51.000	
Germann-Intec Verwaltungs GmbH	Heilbronn	Germany	25,000	EUR	100.00	Comau Deutschland GmbH	100.000	
Mecaner S.A.	Urdùliz	Spain	6,000,000	EUR	100.00	Comau S.p.A.	100.000	

Subsidiaries consolidated on a line-by-line basis (continued)

Name	*Registered office*	*Country*	*Capital stock*	*Currency*	*% of Group consoli-dation*	*Interest held by*	*% interest held*	*% of voting rights*
Novi Industries, Inc.	Novi	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100.000	
Pico East, Inc.	Macomb	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100.000	
Pico Estil Control Systems Ltd.	Rainham	United Kingdom	100	GBP	100.00	Comau Estil Unl.	100.000	
Pico Estil Manufacturing Ltd. in liq.	Luton	United Kingdom	5,000	GBP	100.00	Comau Estil Unl.	100.000	
Pico Europe, Inc.	Southfield	U.S.A.	1,000	USD	100.00	Comau S.p.A.	100.000	
Pico Expatriate, Inc.	Southfield	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100.000	
Pico Iaisa S.de R.L. de C.V.	Tepotzotlan	Mexico	3,000	MXN	100.00	Progressive Mexico S.de R.L. de C.V.	99.967	
						Comau S.p.A.	0.033	
Pico Pitex S.de R.L. C.V.	Tepotzotlan	Mexico	3,000	MXN	100.00	Progressive Mexico S.de R.L. de C.V.	99.967	
						Comau S.p.A.	0.033	
Pico Resources, Inc.	Southfield	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100.000	
Precision.Com Corp.	Plymouth	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100.000	
Progressive Industries Co. of Canada Ltd.	Windsor	Canada	100	CAD	100.00	Comau S.p.A.	100.000	
Progressive Mexico S.de R.L. de C.V.	Tepotzotlan	Mexico	3,000	MXN	100.00	Comau S.p.A.	99.967	
						Comau Deutschland GmbH	0.033	
Progressive Tool & Industries Company	Southfield	U.S.A.	21,455	USD	100.00	Comau Pico Holdings Corporation	100.000	
Trebol Tepotzotlan S.de R.L. de C.V.	Tepotzotlan	Mexico	3,000	MXN	100.00	Progressive Mexico S.de R.L. de C.V.	99.967	
						Comau S.p.A.	0.033	
Wisne Automation & Engineering Co.	Novi	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100.000	

Metallurgical Products

Teksid S.p.A.	Turin	Italy	239,600,000	EUR	80.48	Fiat Partecipazioni S.p.A.	80.482	
Accurcast Limited in liq.	Saint John	Canada	39,684,600	CAD	41.05	Meridian Technologies Inc.	100.000	
Fonderie du Poitou Fonte S.A.S.	Ingrandes-sur-Vienne	France	26,958,464	EUR	80.48	Teksid S.p.A.	100.000	
Funfrap-Fundicao Portuguesa S.A.	Cacia	Portugal	13,697,550	EUR	67.29	Fonderie du Poitou Fonte S.A.S.	83.607	
Jutras Die Casting Limited in liq.	Saint John	Canada	24,490,715	CAD	41.05	Meridian Technologies Inc.	100.000	
Magnesium Products of America Inc.	Eaton Rapids	U.S.A.	43,454,000	USD	41.05	Meridian Technologies Inc.	100.000	
Magnesium Products of Italy S.r.l.	Verres	Italy	13,962,000	EUR	41.05	Magnesium Products of America Inc.	100.000	
Meridian Deutschland GmbH	Heilbronn	Germany	25,600	EUR	41.05	Meridian Technologies Inc.	100.000	
Meridian Magnesium LLC in liq.	Wilmington	U.S.A.	4,962	USD	41.05	1118395 Ontario Inc.	90.000	
						Meridian Technologies Inc.	10.000	
Meridian Magnesium N.V. in liq.	Amstelveen	Netherlands	80,424,867	EUR	41.05	Meridian Technologies Inc.	100.000	
Meridian Technologies Inc.	Saint John	Canada	179,063,445	CAD	41.05	Teksid S.p.A.	31.450	
						Teksid Acquisition Inc.	19.550	
Shanghai Meridian Magnesium Products Company Limited	Shanghai	People's Rep.of China	8,000,000	USD	24.63	Meridian Technologies Inc.	60.000	
Société Bretonne de Fonderie et de Mecanique S.A.	Caudan	France	10,549,859	EUR	80.48	Teksid S.p.A.	100.000	
Teksid Acquisition Inc.	Toronto	Canada	72,300,001	CAD	80.48	Teksid S.p.A.	100.000	
Teksid do Brasil Ltda	Betim	Brazil	59,899,570	BRL	80.48	Teksid S.p.A.	100.000	
Teksid Hierro de Mexico S.A. de C.V.	São Pedro	Mexico	567,466,400	MXN	60.36	Teksid S.p.A.	75.000	
Teksid Inc.	Wilmington	U.S.A.	100,000	USD	60.36	Teksid S.p.A.	75.000	
Teksid Investment N.V. in liq.	Amsterdam	Netherlands	69,000,000	EUR	80.48	Teksid S.p.A.	100.000	
Teksid Iron Poland Sp. z o.o.	Skoczow	Poland	115,678,500	PLN	80.48	Teksid S.p.A.	100.000	
1118395 Ontario Inc.	Saint John	Canada	6,210	CAD	41.05	Meridian Technologies Inc.	100.000	

Services

Business Solutions S.p.A.	Turin	Italy	10,000,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Atlanet S.p.A.	Turin	Italy	2,000,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Building Services S.r.l.	Turin	Italy	90,000	EUR	51.00	Ingest Facility S.p.A.	51.000	
Building Support S.r.l. a socio unico	Turin	Italy	90,000	EUR	51.00	Building Services S.r.l.	100.000	
Business Solutions Argentina S.A.	Buenos Aires	Argentina	12,000	ARS	100.00	Business Solutions do Brasil Ltda	99.992	
						Fiat Auto Argentina S.A.	0.008	

Subsidiaries consolidated on a line-by-line basis (continued)

Name	*Registered office*	*Country*	*Capital stock*	*Currency*	*% of Group consoli-dation*	*Interest held by*	*% interest held*	*% of voting rights*
Business Solutions Deutschland FiatGroup GmbH	Ulm	Germany	200,000	EUR	100.00	Business Solutions S.p.A.	100.000	
Business Solutions do Brasil Ltda	Nova Lima	Brazil	36,915,855	BRL	100.00	Business Solutions S.p.A.	100.000	
Business Solutions France FiatGroup S.a.s.	Levallois-Perret	France	695,600	EUR	100.00	Business Solutions S.p.A.	60.000	
						Fiat France S.A.	40.000	
Business Solutions Iberica Fiat Group SL	Madrid	Spain	369,327	EUR	100.00	Business Solutions S.p.A.	80.000	
						Fiat Iberica S.A.	20.000	
Business Solutions Polska Sp. z o.o.	Bielsko-Biala	Poland	3,600,000	PLN	100.00	Business Solutions S.p.A.	99.986	
						Fiat Polska Sp. z o.o.	0.014	
Delivery & Mail S.r.l.	Turin	Italy	90,000	EUR	100.00	Ingest Facility S.p.A.	100.000	
eSPIN S.p.A.	Turin	Italy	1,000,000	EUR	100.00	Business Solutions S.p.A.	100.000	
Fast Buyer do Brasil Ltda	Nova Lima	Brazil	50,000	BRL	99.92	Fast-Buyer S.p.A.	99.998	
						Business Solutions do Brasil Ltda	0.002	
Fast Buyer France S.a.r.l.	Paris	France	7,700	EUR	99.92	Fast-Buyer S.p.A.	100.000	
Fast-Buyer S.p.A.	Turin	Italy	500,000	EUR	99.92	Business Solutions S.p.A.	99.916	
Fiat GES.CO. Belgium N.V.	Brugge	Belgium	62,500	EUR	100.00	Gesco U.K. Limited	99.960	
						Fiat Gesco S.p.A.	0.040	
Fiat Gesco S.p.A.	Turin	Italy	3,600,000	EUR	100.00	Business Solutions S.p.A.	100.000	
Gesco U.K. Limited	Basildon	United Kingdom	750,000	GBP	100.00	Fiat Gesco S.p.A.	75.000	
						Fiat United Kingdom Limited	25.000	
GestioneLavoro S.p.A.	Turin	Italy	100,000	EUR	51.00	H.R. Services S.p.A.	51.000	
Global Value S.p.A.	Turin	Italy	1,000,000	EUR	50.00	Business Solutions S.p.A.	50.000	
H.R. Services S.p.A.	Turin	Italy	400,000	EUR	100.00	Business Solutions S.p.A.	100.000	
Individua S.p.A.	Milan	Italy	105,000	EUR	100.00	WorkNet società di fornitura di lavoro temporaneo-per azioni	100.000	
Ingest Facility Polska Sp. z o.o.	Bielsko-Biala	Poland	500,000	PLN	100.00	Ingest Facility S.p.A.	100.000	
Ingest Facility S.p.A.	Turin	Italy	1,700,000	EUR	100.00	Business Solutions S.p.A.	100.000	
Isvor Knowledge System S.p.A.	Turin	Italy	500,000	EUR	98.62	Business Solutions S.p.A.	70.000	
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	30.000	
KeyG Consulting S.p.A.	Turin	Italy	167,352	EUR	60.00	Fiat Gesco S.p.A.	52.800	
						Business Solutions S.p.A.	7.200	
Learning Systems S.p.A.	Milan	Italy	104,000	EUR	50.30	Isvor Knowledge System S.p.A.	51.000	
Risk Management S.p.A.	Turin	Italy	120,000	EUR	100.00	Business Solutions S.p.A.	100.000	
Sadi Brasil Ltda.	Nova Lima	Brazil	100,000	BRL	96.99	Business Solutions do Brasil Ltda	60.000	
						CNH Latin America Ltda.	10.000	
						Fiat Automoveis S.A. - FIASA	10.000	
						Iveco Fiat Brasil Ltda	10.000	
						Iveco Latin America Ltda	10.000	
Sadi Polska-Agencja Celna Sp. z o.o.	Bielsko-Biala	Poland	500,000	PLN	100.00	Servizi e Attività Doganali per l'Industria S.p.A.	100.000	
Scuola di Pubblica Amministrazione s.p.a.	Lucca	Italy	100,000	EUR	51.97	Isvor Knowledge System S.p.A.	52.700	
Servizi e Attività Doganali per l'Industria S.p.A.	Turin	Italy	520,000	EUR	100.00	Business Solutions S.p.A.	100.000	
Sestrieres S.p.A.	Sestriere	Italy	16,120,000	EUR	100.00	Business Solutions S.p.A.	70.000	
						Fiat Partecipazioni S.p.A.	30.000	
Sporting Club Sestrieres S.R.L.	Sestriere	Italy	312,000	EUR	100.00	Sestrieres S.p.A.	100.000	
Telexis do Brasil Ltda.	Nova Lima	Brazil	1,400	BRL	99.94	Fast Buyer do Brasil Ltda	71.357	
						Business Solutions do Brasil Ltda	28.643	
Trantor S.r.l.	Milan	Italy	104,000	EUR	100.00	Ingest Facility S.p.A.	100.000	
Worknet Formazione S.r.l.	Milan	Italy	50,000	EUR	100.00	WorkNet società di fornitura di lavoro temporaneo-per azioni	100.000	
WorkNet società di fornitura								

Subsidiaries consolidated on a line-by-line basis (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Publishing and Communications								
Itedi-Italiana Edizioni S.p.A.	Turin	Italy	5,980,000	EUR	100.00	Fiat S.p.A.	100.000	
Editrice La Stampa S.p.A.	Turin	Italy	4,160,000	EUR	100.00	Itedi-Italiana Edizioni S.p.A.	100.000	
Publikompass S.p.A.	Milan	Italy	3,068,000	EUR	100.00	Itedi-Italiana Edizioni S.p.A.	100.000	
Miscellaneous and Holding companies								
Centro Ricerche Plast-Optica S.p.A.	Amaro	Italy	1,033,000	EUR	72.35	C.R.F. Società Consortile per Azioni	51.000	
						Automotive Lighting Rear Lamps Italia S.p.A.	24.500	
C.R.F. Società Consortile per Azioni	Orbassano	Italy	45,400,000	EUR	93.82	Fiat Auto S.p.A.	40.000	
						Iveco S.p.A.	20.000	
						Magneti Marelli Holding S.p.A.	20.000	
						Case New Holland Italia s.p.a.	5.000	
						Comau S.p.A.	5.000	
						Teksid S.p.A.	5.000	
						Fiat Partecipazioni S.p.A.	4.000	
						Ferrari S.p.A.	1.000	
Deposito Avogadro S.r.l.	Turin	Italy	100,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Elasis-Società Consortile per Azioni	Pomigliano d'Arco	Italy	20,000,000	EUR	91.15	Fiat Auto S.p.A.	56.000	
						C.R.F. Società Consortile per Azioni	27.933	
						Case New Holland Italia s.p.a.	6.800	
						Fiat Partecipazioni S.p.A.	4.450	
						Iveco S.p.A.	3.300	
						Ferrari S.p.A.	1.100	
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	0.250	
						Fiat S.p.A.	0.167	
Fahag Immobilien-und Finanz-Gesellschaft AG	Zurich	Switzerland	500,000	CHF	100.00	IHF-Internazionale Holding Fiat S.A.	100.000	
Fias Fiat Administration und Service GmbH	Ulm	Germany	102,258	EUR	98.00	Iveco Magirus AG	80.000	
						Fiat Automobil AG	20.000	
Fiat Argentina S.A.	Buenos Aires	Argentina	520,002	ARS	100.00	Fiat Partecipazioni S.p.A.	99.990	
						SGR-Sociedad para la Gestion de Riesgos S.A.	0.010	
Fiat Concord S.A.	Buenos Aires	Argentina	1	ARS	100.00	Fiat Argentina S.A.	99.996	
						SGR-Sociedad para la Gestion de Riesgos S.A.	0.004	
Fiat do Brasil S.A.	Nova Lima	Brazil	999,684	BRL	100.00	Fiat Partecipazioni S.p.A.	99.932	
						Fiat Gesco S.p.A.	0.061	
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	0.007	
Fiat Energia S.r.l.	Turin	Italy	350,088,770	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Fiat Financas Brasil Ltda	Nova Lima	Brazil	2,469,701	BRL	100.00	Fiat Ge.Va. S.p.A.	99.994	
						Fiat do Brasil S.A.	0.006	
Fiat Finance and Trade Ltd	Luxembourg	Luxembourg	251,494,000	EUR	100.00	Fiat Ge.Va. S.p.A.	99.993	
						Fiat Finance Canada Ltd.	0.007	
Fiat Finance Canada Ltd.	Calgary	Canada	10,099,885	CAD	100.00	Fiat Ge.Va. S.p.A.	100.000	
Fiat Finance France S.N.C.	Paris	France	228,674	EUR	99.83	Fiat France S.A.	98.333	
						Sofice-Société de Financement des Concessionaires s.a.s.	1.667	
Fiat Finance Luxembourg S.A.	Luxembourg	Luxembourg	100,000	USD	100.00	Intermap (Nederland) B.V.	99.000	
						Fiat Netherlands Holding N.V.	1.000	
Fiat Finance North America Inc.	Wilmington	U.S.A.	40,090,010	USD	100.00	Fiat Ge.Va. S.p.A.	60.526	
						Fiat S.p.A.	39.474	

Subsidiaries consolidated on a line-by-line basis (continued)

Name	*Registered office*	*Country*	*Capital stock*	*Currency*	*% of Group consoli-dation*	*Interest held by*	*% interest held*	*% of voting rights*
Fiat France S.A.	Paris	France	55,216,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Fiat Ges.co France (GEIE)	Levallois-Perret	France	0	EUR	98.48	Fiat Gesco S.p.A.	50.000	
						Magneti Marelli France S.A.	20.000	
						Fiat Auto (France) S.A.	15.000	
						Iveco France S.A.	15.000	
Fiat Gesco UK Limited in liq.	London	United Kingdom	625,767	GBP	100.00	Fiat United Kingdom Limited	100.000	
Fiat Ge.Va. S.p.A.	Turin	Italy	224,440,000	EUR	100.00	Fiat S.p.A.	100.000	
Fiat Gra.De EEIG	Watford	United Kingdom	0	GBP	91.66	Fiat Auto S.p.A.	46.000	
						CNH Global N.V.	23.000	
						Fiat Netherlands Holding N.V.	23.000	
						Business Solutions S.p.A.	2.000	
						Fiat S.p.A.	2.000	
						Comau S.p.A.	1.000	
						C.R.F. Società Consortile per Azioni	1.000	
						Magneti Marelli Holding S.p.A.	1.000	
						Teksid S.p.A.	1.000	
Fiat Iberica S.A.	Madrid	Spain	2,797,054	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Fiat Information & Communication Services società consortile per azioni	Turin	Italy	800,000	EUR	95.58	Fiat S.p.A.	51.000	
						Case New Holland Italia s.p.a.	10.000	
						Fiat Auto S.p.A.	10.000	
						Iveco S.p.A.	10.000	
						Business Solutions S.p.A.	3.000	
						Comau S.p.A.	3.000	
						Ferrari S.p.A.	3.000	
						Itedi-Italiana Edizioni S.p.A.	3.000	
						Magneti Marelli Holding S.p.A.	3.000	
						Teksid S.p.A.	3.000	
						Fiat Partecipazioni S.p.A.	1.000	
Fiat International S.p.A.	Turin	Italy	1,300,000	EUR	100.00	Fiat S.p.A.	100.000	
Fiat Netherlands Holding N.V.	Amsterdam	Netherlands	4,366,482,748	EUR	100.00	Fiat S.p.A.	60.563	
						Fiat Partecipazioni S.p.A.	39.437	
Fiat Partecipazioni S.p.A.	Turin	Italy	3,924,685,869	EUR	100.00	Fiat S.p.A.	100.000	
Fiat Polska Sp. z o.o.	Warsaw	Poland	25,500,000	PLN	100.00	Fiat Partecipazioni S.p.A.	100.000	
Fiat Servizi per l'Industria S.c.p.a.	Turin	Italy	3,850,000	EUR	93.21	Fiat S.p.A.	36.468	
						Fiat Auto S.p.A.	33.532	
						Iveco S.p.A.	6.000	
						Magneti Marelli Holding S.p.A.	4.000	
						Business Solutions S.p.A.	3.000	
						Case New Holland Italia s.p.a.	3.000	
						Fiat Partecipazioni S.p.A.	3.000	
						H.R. Services S.p.A.	2.000	
						Teksid S.p.A.	2.000	
						Comau S.p.A.	1.500	
						C.R.F. Società Consortile per Azioni	1.500	
						Editrice La Stampa S.p.A.	1.500	
Fiat Servizi S.A.	Paradiso	Switzerland	100,000	CHF	100.00	IHF-Internazionale Holding Fiat S.A.	100.000	
Fiat United Kingdom Limited	London	United Kingdom	860,000	GBP	100.00	Fiat Partecipazioni S.p.A.	100.000	
Fiat U.S.A. Inc.	New York	U.S.A.	16,830,000	USD	100.00	Fiat S.p.A.	100.000	

Subsidiaries consolidated on a line-by-line basis (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Fiat-Revisione Interna S.c.r.l.	Turin	Italy	300,000	EUR	93.31	Fiat Auto S.p.A.	20.000	
						Fiat Partecipazioni S.p.A.	15.667	
						Fiat S.p.A.	14.000	
						CNH Global N.V.	10.000	
						Iveco S.p.A.	10.000	
						Comau S.p.A.	5.000	
						Ferrari S.p.A.	5.000	
						Itedi-Italiana Edizioni S.p.A.	5.000	
						Magneti Marelli Holding S.p.A.	5.000	
						Teksid S.p.A.	5.000	
						Business Solutions S.p.A.	4.333	
						Fiat Ge.Va. S.p.A.	1.000	
IHF-Internazionale Holding Fiat S.A.	Paradiso	Switzerland	2,000,000,000	CHF	100.00	Fiat S.p.A.	100.000	
Intermap (Nederland) B.V.	Amsterdam	Netherlands	72,605	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	Turin	Italy	300,000	EUR	95.40	Fiat S.p.A.	26.000	
						Fiat Auto S.p.A.	22.000	
						Iveco S.p.A.	17.000	
						Case New Holland Italia s.p.a.	12.000	
						Magneti Marelli Holding S.p.A.	9.000	
						Comau S.p.A.	8.000	
						Business Solutions S.p.A.	3.000	
						Teksid S.p.A.	3.000	
La Stampa Europe SAS	Paris	France	18,600,000	EUR	100.00	Fiat France S.A.	100.000	
Neptunia Assicurazioni Marittime S.A.	Lugano	Switzerland	10,000,000	CHF	100.00	Rimaco S.A.	100.000	
New Business Quattordici S.p.A.	Turin	Italy	1,000,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Palazzo Grassi S.p.A.	Venice	Italy	8,500,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Pharos S.r.l.	Turin	Italy	105,000	EUR	93.53	Fiat Servizi per l'Industria S.c.p.a.	95.238	
						Fiat Partecipazioni S.p.A.	4.762	
Rimaco S.A.	Lausanne	Switzerland	350,000	CHF	100.00	IHF-Internazionale Holding Fiat S.A.	100.000	
Sisport Fiat Società per Azioni-SF	Turin	Italy	7,120,800	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	

Subsidiaries valued by the equity method

Name	Registered office	Country	Capital stock	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Automobiles								
Alfa Romeo Inc.	Orlando	U.S.A.	3,000,000	USD	90.00	Fiat Auto S.p.A.	100.000	
Alfa Romeo Motors Ltd.	Bangkok	Thailand	100,000,000	THB	90.00	Fiat Auto S.p.A.	99.999	
Andalcar Motor S.L.	Jerez	Spain	186,927	EUR	90.00	Inmap 2000 Espana S.L.	100.000	
Auto Italia Erfurt GmbH in liquidation	Erfurt	Germany	1,284,000	EUR	90.00	Fiat Automobil Vertriebs GmbH	100.000	
Copada S.A.S.	Paris	France	3,750,000	EUR	90.00	International Metropolitan Automotive Promotion (France) S.A.	100.000	
F.A. Austria Commerz GmbH	Vienna	Austria	37,000	EUR	90.00	Fiat Auto (Suisse) S.A.	100.000	
Fiat Auto Egypt Industrial Company SAE	Giza	Egypt	50,000,000	EGP	72.36	Fiat Auto S.p.A.	80.400	
Fiat Auto Egypt S.A.E.	Giza	Egypt	5,000,000	EGP	71.64	Fiat Auto Egypt Industrial Company SAE	99.000	
Fiat Auto S.A. de Ahorro para Fines Determinados	Buenos Aires	Argentina	60,000	ARS	90.01	Fiat Auto Argentina S.A.	99.900	
						Fiat Argentina S.A.	0.100	
Fiat Auto Thailand Pvt. Ltd.	Bangkok	Thailand	150,000,000	THB	90.00	Fiat Auto S.p.A.	100.000	
Fiat Automoviles Venezuela C.A.	Caracas	Venezuela	300,000	VEB	90.00	Fiat Automoveis S.A. - FIASA	100.000	
Italcar SA	Casablanca	Morocco	4,000,000	MAD	90.00	Inmap 2000 Espana S.L.	100.000	
Leasys S.p.A.	Fiumicino	Italy	319,200,000	EUR	45.90	Fidis Renting Italia S.p.A.	51.000	
Multipoint Sevilla S.A.	Seville	Spain	836,611	EUR	90.00	Inmap 2000 Espana S.L.	100.000	
SA France Auto	Roubaix	France	1,981,837	EUR	90.00	International Metropolitan Automotive Promotion (France) S.A.	100.000	
SA France Auto Roubaix	Roubaix	France	89,213	EUR	90.00	International Metropolitan Automotive Promotion (France) S.A.	100.000	
Saigarage S.p.A. in liq.	Turin	Italy	516,456	EUR	90.00	Fiat Auto Var S.r.l. a S.U.	100.000	
Sirio Polska Sp. z o.o.	Bielsko-Biala	Poland	1,350,000	PLN	90.00	Fiat Auto Poland S.A.	100.000	
Zao Nizhegorod Motors	Nizhnjy Novgorod	Russia	24,660,000	RUR	65.83	Fiat Auto S.p.A.	73.139	73.127
Agricultural and Construction Equipment								
Farmers New Holland Inc.	Wilmington	U.S.A.	650,000	USD	84.85	CNH America LLC	100.000	
First State Equipment Inc.	Wilmington	U.S.A.	260,000	USD	59.46	CNH America LLC	70.077	
La Grande New Holland Inc.	Wilmington	U.S.A.	404,800	USD	64.35	CNH America LLC	75.840	
Medicine Hat New Holland Ltd.	Ottawa	Canada	977,000	CAD	74.83	New Holland Canada Ltd.	88.188	
Memphis New Holland Inc.	Wilmington	U.S.A.	487,600	USD	82.08	CNH America LLC	96.739	
Northside New Holland Inc.	Wilmington	U.S.A.	250,000	USD	78.06	CNH America LLC	92.000	
Pensacola Tractor & Equipment Inc.	Wilmington	U.S.A.	330,000	USD	84.85	CNH America LLC	100.000	
Ridgeview New Holland Inc.	Wilmington	U.S.A.	440,000	USD	68.83	CNH America LLC	81.114	
St. Catharines New Holland Ltd.	Ottawa	Canada	327,700	CAD	57.43	New Holland Canada Ltd.	67.684	
Sunrise Tractor & Equipment Inc.	Wilmington	U.S.A.	875,000	USD	78.84	CNH America LLC	92.914	
Tallahassee New Holland Inc.	Wilmington	U.S.A.	385,000	USD	81.24	CNH America LLC	95.740	
Topeka New Holland Inc.	Wilmington	U.S.A.	400,000	USD	70.55	CNH America LLC	83.150	
Tri-County New Holland Inc.	Wilmington	U.S.A.	400,000	USD	84.85	CNH America LLC	100.000	
Commercial Vehicles								
Altra S.p.A.	Genoa	Italy	516,400	EUR	66.67	Irisbus Italia S.p.A.	66.670	
F. Pegaso S.A.	Madrid	Spain	993,045	EUR	100.00	Iveco Pegaso S.L.	100.000	
Financiere Pegaso France S.A.	Trappes	France	260,832	EUR	100.00	Iveco Pegaso S.L.	100.000	
Iveco S.P.R.L.	Kinshasa	Congo (Dem. Rep. Congo)	340,235,000	ZRN	100.00	Iveco S.p.A.	99.992	
						Astra Veicoli Industriali S.p.A.	0.008	
Components								
Cofap Fabricadora de Pecas Ltda	Santo Andre	Brazil	60,838,291	BRL	68.14	Magneti Marelli do Brasil Industria e Comercio SA	68.350	
Seima Italiana Auto Svet	Krasnig Oktjabr Kirz	Russia	14,574,000	RUR	99.99	Automotive Lighting Rear Lamps Italia S.p.A.	100.000	
Seima Italiana Russia	Vjazniki Vladimir	Russia	100,000,000	RUR	99.99	Automotive Lighting Rear Lamps Italia S.p.A.	100.000	

Subsidiaries valued by the equity method (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Production Systems								
Comau AGS S.p.A.	Grugliasco	Italy	1,000,000	EUR	100.00	Comau S.p.A.	100.000	
Metallurgical Products								
Compania Industrial Frontera S.A. de C.V.	São Pedro	Mexico	50,000	MXN	60.36	Teksid Hierro de Mexico S.A. de C.V.	100.000	
Teksid of India Private Limited Company	Bardez-Goa	India	403,713,830	INR	80.48	Teksid S.p.A.	100.000	
Services								
Cromos Consulenza e Formazione S.r.l. in liquidation	Turin	Italy	13,000	EUR	74.95	Isvor Knowledge System S.p.A.	76.000	
Matrix S.r.l. in liquidation	Turin	Italy	30,000	EUR	98.62	Isvor Knowledge System S.p.A.	100.000	
Publishing and Communications								
BMI S.p.A.	Genoa	Italy	124,820	EUR	58.00	Itedi-Italiana Edizioni S.p.A.	58.004	
Miscellaneous and Holding companies								
Banca Unione di Credito (Cayman) Ltd	Grand Cayman	Cayman Islands	10,000,000	CHF	100.00	BUC - Banca Unione di Credito	100.000	
BUC - Banca Unione di Credito	Lugano	Switzerland	100,000,000	CHF	100.00	IHF-Internazionale Holding Fiat S.A.	100.000	
Business Solutions FiatGroup USA Inc.	Wilmington	U.S.A.	1,000	USD	100.00	Fiat Partecipazioni S.p.A.	100.000	
Celt Receivables Limited in liquidation	Dublin	Ireland	52	EUR	100.00	Fiat Finance and Trade Ltd	100.000	
Centro Studi sui Sistemi di Trasporto-CSST S.p.A.	Turin	Italy	520,000	EUR	84.42	Fiat Auto S.p.A.	49.000	
						Iveco S.p.A.	30.000	
						C.R.F. Società Consortile per Azioni	11.000	
European Engine Alliance EEIG	Maindenhead	United Kingdom	0	GBP	61.62	CNH U.K. Limited	33.333	
						Iveco S.p.A.	33.333	
Fiat (China) Business Co., Ltd.	Beijing	People's Rep.of China	500,000	USD	100.00	Fiat Partecipazioni S.p.A.	100.000	
Fiat Deutschland GmbH	Ulm	Germany	511,292	EUR	100.00	Fiat Finance and Trade Ltd	100.000	
Fiat Russia OOO	Moscow	Russia	18,509,050	RUR	100.00	Fiat Partecipazioni S.p.A.	80.000	
						Fiat International S.p.A.	20.000	
Isvor Dealemet S.r.l. in liquidation	Turin	Italy	10,000	EUR	94.32	Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	80.000	
						Fiat Auto S.p.A.	20.000	
Luganova S.A.	Lugano	Switzerland	3,000,000	CHF	100.00	BUC - Banca Unione di Credito	100.000	
New Business 7 S.p.A.	Turin	Italy	11,899,524	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
New Business 8 S.p.A.	Turin	Italy	1,437,210	EUR	100.00	New Business 7 S.p.A.	100.000	
Norfinance & Associes S.A.	Geneva	Switzerland	4,600,000	CHF	100.00	BUC - Banca Unione di Credito	100.000	
SGR-Sociedad para la Gestion de Riesgos S.A.	Buenos Aires	Argentina	10,000	ARS	99.96	Rimaco S.A.	99.960	
Sistemi Ambientali S.p.A. in liq.	Rivoli	Italy	9,544,080	EUR	99.79	Fiat Partecipazioni S.p.A.	99.785	

Subsidiaries valued at cost

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Automobiles								
Centro Automobile in Berlin GmbH	Berlin	Germany	1,000,000	EUR	90.00	Fiat Automobil Vertriebs GmbH	100.000	
Fiat Auto de Mexico Sociedad Anonima de Capital Variable (S.A. de C.V.) in liq.	Mexico City	Mexico	50,000	MXN	90.00	Fiat Auto S.p.A.	99.998	
						Fiat Automoveis S.A. - FIASA	0.002	
Fiat Auto Espana Marketing Instituto Agrupacion de Interes Economico	Alcalá De Henares	Spain	30,051	EUR	85.50	Fiat Auto Espana S.A.	95.000	
Fiat Auto Marketing Institute (Portugal) ACE	Alges	Portugal	15,000	EUR	72.00	Fiat Auto Portuguesa S.A.	80.000	
Nuove Iniziative Finanziarie 2 S.r.l.	Turin	Italy	25,000	EUR	90.00	Fiat Auto S.p.A.	99.000	
						Fidis S.p.A.	1.000	
Powertrain India Pvt. Ltd.	Mumbai	India	101,000	INR	90.00	Fiat India Automobiles Private Limited	100.000	
Pro-Car LLC	Moscow	Russia	1,001,000	RUR	90.00	Nuove Iniziative Finanziarie 2 S.r.l.	100.000	
Agricultural and Construction Equipment								
Consorzio Fiat-Kobelco Isvor Dealernet Rete in liquidation	San Mauro Torinese	Italy	21,175	EUR	40.85	Fiat Kobelco Construction Machinery S.p.A.	46.341	
						Isvor Dealernet S.r.l. in liquidation	12.195	
Fermec North America Inc.	Wilmington	U.S.A.	5	USD	84.85	CNH America LLC	100.000	
International Harvester Company	Wilmington	U.S.A.	1,000	USD	84.85	CNH America LLC	100.000	
J.I. Case Company Limited	Doncaster	United Kingdom	2	GBP	84.85	Case United Kingdom Limited	100.000	
Commercial Vehicles								
Consorzio per la Formazione Commerciale Iveco-Coforma	Turin	Italy	51,646	EUR	59.54	Iveco S.p.A.	50.000	
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	10.000	
Gestrans S.A.	Suresnes	France	45,730	EUR	100.00	Irisbus France S.A.	100.000	
Ikarus Trade Kft.	Budapest	Hungary	423,220,000	HUF	100.00	Ikarusbus Jamugyarto RT	99.976	
						Irisbus Holding S.L.	0.024	
IkarusBus Trejd KFT in liq.	Moscow	Russia	20,000	USD	100.00	Ikarusbus Jamugyarto RT	100.000	
Iran Magirus-Deutz	Teheran	Iran	180,000,000	IRR	100.00	Iveco Magirus AG	100.000	
Irisbus North America Limited Liability Company	Dover	U.S.A.	20,000	USD	100.00	Irisbus France S.A.	100.000	
Iveco Defence Vehicles S.p.A.	Bolzano	Italy	100,000	EUR	100.00	Iveco S.p.A.	100.000	
Lavorazione Plastica S.r.l.	Turin	Italy	14,955	EUR	100.00	Iveco S.p.A.	98.997	
						Sicca S.p.A.	1.003	
M.R. Fire Fighting International S.A.	Brasov	Romenia	35,000,000	ROL	75.88	Iveco Magirus Brandschutztechnik GmbH	74.000	
						Brandschutztechnik Gorlitz GmbH	1.000	
						Iveco Eurofire (Holding) GmbH	1.000	
Sivi S.p.A. in liquidation	Trezzano Rosa	Italy	500,000	EUR	100.00	Iveco S.p.A.	100.000	
Components								
Automotive Lighting Japan K.K.	KohoKu-Ku-Yokohama	Japan	10,000,000	JPY	99.99	Automotive Lighting Reutlingen GmbH	100.000	
Magneti Marelli Automotive Components (India) Limited	Pune	India	125,000,000	INR	99.99	Magneti Marelli Components B.V.	100.000	
Magneti Marelli Electronic Systems (Asia) Limited	Hong Kong	People's Rep.of China	10,000	HKD	0.00	Magneti Marelli Sistemi Elettronici S.p.A.	99.990	
						Magneti Marelli Systemes Electroniques France S.A.S.	0.010	
Rien E.U.R.L. in liq.	Vaulx-En-Velin	France	45,735	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000	
Yorka Northamerica Corp.	Southfield	U.S.A.	10,000	USD	99.99	Yorka de Mexico S.r.l. de CV	100.000	
Production Systems								
Comau Russia OOO	Moscow	Russia	4,770,225	RUR	100.00	Comau S.p.A.	99.000	
						Comau Deutschland GmbH	1.000	
Comau (Shanghai) International Trading Co. Ltd.	Shanghai	People's Rep.of China	200,000	USD	100.00	Comau S.p.A.	100.000	

Subsidiaries valued at cost (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Comau U.K. Limited	Telford	United Kingdom	2,500	GBP	100.00	Comau S.p.A.	100.000	
Synesis	Modugno	Italy	20,000	EUR	75.00	Comau S.p.A.	75.000	
Services								
Consorzio Polaris	Turin	Italy	3,099	EUR	85.48	Matrix S.r.l. in liquidation	86.673	
CONSORZIO SERMAGEST - Servizi Manutentivi Gestionali	Turin	Italy	15,000	EUR	60.00	Ingest Facility S.p.A.	60.000	
Fast Buyer Middle East A.S.	Bursa	Turkey	95,000,000,000	TRL	98.72	Fast-Buyer S.p.A.	98.800	
Gestione Servizi Territoriali S.r.l.	Turin	Italy	90,000	EUR	100.00	Ingest Facility S.p.A.	100.000	
Miscellaneous and Holding companies								
Centro.com S.r.l. a S.U.	Turin	Italy	10,094	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Consorzio Fiat Media Center	Turin	Italy	216,912	EUR	47.80	Astra Veicoli Industriali S.p.A.	1.923	
						Atlanet S.p.A.	1.923	
						Business Solutions S.p.A.	1.923	
						Case New Holland Italia s.p.a.	1.923	
						Clickar Assistance S.r.l. a S.U.	1.923	
						Comau S.p.A.	1.923	
						Editrice La Stampa S.p.A.	1.923	
						eSPIN S.p.A.	1.923	
						Fast-Buyer S.p.A.	1.923	
						Fiat Auto S.p.A.	1.923	
						Fiat Center Italia S.p.A.	1.923	
						Fiat Gesco S.p.A.	1.923	
						Fiat Information & Communication Services società consortile per azioni	1.923	
						Fiat S.p.A.	1.923	
						Global Value S.p.A.	1.923	
						Irisbus Italia S.p.A.	1.923	
						Itedi-Italiana Edizioni S.p.A.	1.923	
						Iveco S.p.A.	1.923	
						Leasys S.p.A.	1.923	
						Magneti Marelli After Market S.p.A.	1.923	
						Maserati S.p.A.	1.923	
						Midas Italia S.p.A.	1.923	
						Palazzo Grassi S.p.A.	1.923	
						Pharos S.r.l.	1.923	
						Savarent Società per Azioni	1.923	
						Sestrieres S.p.A.	1.923	
						WorkNet società di fornitura di lavoro temporaneo-per azioni	1.923	

Subsidiaries valued at cost (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Consorzio "Sirio" per la Sicurezza Industriale	Turin	Italy	56,264	EUR	65.14	Fiat Auto S.p.A.	37.044	
						Iveco S.p.A.	9.709	
						Magneti Marelli Powertrain S.p.A.	1.664	
						Fiat S.p.A.	1.596	
						Comau S.p.A.	1.590	
						Ferrari S.p.A.	1.548	
						Teksid S.p.A.	1.406	
						Irisbus Italia S.p.A.	1.316	
						Fiat Gesco S.p.A.	1.170	
						Sistemi Sospensioni S.p.A.	1.165	
						Fiat Kobelco Construction Machinery S.p.A.	1.135	
						C.R.F. Società Consortile per Azioni	1.131	
						Fiat Servizi per l'Industria S.c.p.a.	1.066	
						Fiat Ge.Va. S.p.A.	0.949	
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	0.948	
						Fidis S.p.A.	0.712	
						Magneti Marelli Sistemi di Scarico S.p.A.	0.498	
						Case New Holland Italia s.p.a.	0.495	
						Editrice La Stampa S.p.A.	0.489	
						Automotive Lighting Italia S.p.A.	0.488	
						Elasis-Società Consortile per Azioni	0.488	
						Ingest Facility S.p.A.	0.488	
						Fiat Partecipazioni S.p.A.	0.433	
						H.R. Services S.p.A.	0.374	
						Fiat Information & Communication Services società consortile per azioni	0.219	
						Astra Veicoli Industriali S.p.A.	0.213	
						Atlanet S.p.A.	0.213	
						Magneti Marelli Holding S.p.A.	0.213	
						Savarent Società per Azioni	0.213	
						Servizi e Attività Doganali per l'Industria S.p.A.	0.213	
						Midas Italia S.p.A.	0.126	
						Fiat-Revisione Interna S.c.r.l.	0.121	
						Iveco Mezzi Speciali S.p.A.	0.121	
						Fiat Center Italia S.p.A.	0.089	
						Isvor Knowledge System S.p.A.	0.089	
						Consorzio Fiat Media Center	0.082	
						Orione-Consorzio Industriale per la Sicurezza e la Vigilanza	0.082	
						Business Solutions S.p.A.	0.078	
						eSPIN S.p.A.	0.078	
						Fast-Buyer S.p.A.	0.078	
						Itedi-Italiana Edizioni S.p.A.	0.075	
						Maserati S.p.A.	0.075	
						Pharos S.r.l.	0.075	
						Risk Management S.p.A.	0.075	
						Sisport Fiat Società per Azioni-SF	0.075	
						Fiat International S.p.A.	0.045	
						Palazzo Grassi S.p.A.	0.045	
						Delivery & Mail S.r.l.	0.038	
						Easy Drive S.r.l. a S.U.	0.038	
						Global Value S.p.A.	0.038	
						Iveco Finanziaria S.p.A.	0.038	

Subsidiaries valued at cost (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Fiat Common Investment Fund Limited	London	United Kingdom	2	GBP	100.00	Fiat United Kingdom Limited	100.000	
Fiat Oriente S.A.E. in liq.	Cairo	Egypt	50,000	EGP	100.00	Fiat S.p.A.	100.000	
Fides Corretagens de Securos Ltda	Nova Lima	Brazil	365,525	BRL	100.00	Rimaco S.A.	99.998	
Immobilier 92 SAS	Paris	France	38,115	EUR	100.00	Fiat France S.A.	100.000	
ISVOR DILTS Leadership Systems Inc.	Burlingame	U.S.A.	1,000	USD	48.65	Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	51.000	
Isvor Fiat India Private Ltd. in liq.	New Delhi	India	1,750,000	INR	95.40	Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	100.000	
Kish Receivables Company in liquidation	Dublin	Ireland	1,032	EUR	100.00	Celt Receivables Limited in liquidation	100.000	
Komdix SAS	Paris	France	40,000	EUR	100.00	Fiat France S.A.	100.000	
Luto Servizi S.A. in liquidation	Lugano	Switzerland	100,000	CHF	100.00	BUC - Banca Unione di Credito	100.000	
Nuova Immobiliare Cinque S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Nuova Immobiliare Quattro S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Nuova Immobiliare Tre S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Nuove Iniziative Finanziarie 3 S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000	
Orione-Consorzio Industriale per la Sicurezza e la Vigilanza	Turin	Italy	26,342	EUR	95.61	Fiat S.p.A.	82.010	
						Editrice La Stampa S.p.A.	2.000	
						Fiat Auto S.p.A.	2.000	
						Case New Holland Italia s.p.a.	1.000	
						Comau S.p.A.	1.000	
						Fiat Gesco S.p.A.	1.000	
						Fiat Ge.Va. S.p.A.	1.000	
						Fiat Partecipazioni S.p.A.	1.000	
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	1.000	
						Iveco S.p.A.	1.000	
						Magneti Marelli Holding S.p.A.	1.000	
						Palazzo Grassi S.p.A.	1.000	
						Sisport Fiat Società per Azioni-SF	1.000	

Associated companies valued by the equity method

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Automobiles								
Fiat-GM Powertrain B.V.	Amsterdam	Netherlands	232,000	EUR	45.00	Fiat Auto Holdings B.V.	50.000	
Fidis Bank G.m.b.H.	Vienna	Austria	4,740,000	EUR	45.00	Fiat Auto S.p.A.	50.000	
Fidis Retail Italia S.p.A.	Turin	Italy	672,076,000	EUR	44.10	Fiat Auto S.p.A.	49.000	
GM-Fiat Worldwide Purchasing B.V.	Amsterdam	Netherlands	300,000	EUR	45.00	Fiat Auto Holdings B.V.	50.000	
IN ACTION S.r.l.	Arese	Italy	336,000	EUR	44.91	Fidis S.p.A.	49.900	
Jiangsu Nanya Auto Co. Ltd.	Nanjing	People's Rep.of China	1,409,469,782	CNY	45.00	Fiat Auto S.p.A.	50.000	
Società di Commercializzazione e Distribuzione Ricambi S.p.A.	Turin	Italy	100,000	EUR	17.10	Fiat Auto S.p.A.	19.000	
Società Europea Veicoli Leggeri-Sevel S.p.A.	Atessa	Italy	68,640,000	EUR	45.00	Fiat Auto S.p.A.	50.000	
Société Europeenne de Vehicules Legers du Nord-Sevelnord Société Anonyme	Paris	France	80,325,000	EUR	45.00	Fiat Auto (France) S.A.	50.000	
Somaca-Société Marocaine Construction Automobiles S.A.	Casablanca	Morocco	60,000,000	MAD	18.00	Fiat Auto S.p.A.	20.000	
Targa Trafficmaster S.p.A.	Turin	Italy	1,926,968	EUR	45.00	Fidis S.p.A.	50.000	
Targasys S.r.l.	Turin	Italy	4,322,040	EUR	36.00	Fidis S.p.A.	40.000	
Tofas-Turk Otomobil Fabrikasi Tofas A.S.	Levent	Turkey	450,000,000,000,000	TRL	34.07	Fiat Auto S.p.A.	37.856	
Agricultural and Construction Equipment								
Al-Ghazi Tractors Ltd	Karachi	Pakistan	195,165,660	PKR	36.63	CNH Global N.V.	43.170	
Challenger New Holland Ltd.	Ottawa	Canada	589,600	CAD	40.28	New Holland Canada Ltd.	47.473	
CNH Capital Europe S.A.S.	Puteaux	France	72,480,297	EUR	42.34	CNH Global N.V.	49.900	
CNH de Mexico SA de CV	Queretaro	Mexico	24,000,000	MXN	42.43	CNH Global N.V.	50.000	
Consolidated Diesel Company	Whitakers	U.S.A.	100	USD	42.43	CNH Engine Corporation	50.000	
Employers Health Initiatives LLC	Wilmington	U.S.A.	0	USD	42.43	CNH America LLC	50.000	
GQM Products LLC	Wilmington	U.S.A.	0	USD	42.43	CNH America LLC	50.000	
Kobelco Construction Machinery Co. Ltd.	Hiroshima	Japan	320,000,000,000	JPY	16.97	Case New Holland Italia s.p.a.	20.000	
LBX Company LLC	Wilmington	U.S.A.	0	USD	42.43	Case LBX Holdings Inc.	50.000	
L&T Case Equipment Limited	Mumbai	India	240,100,000	INR	42.43	CNH America LLC	50.000	
Megavolt L.P. L.L.L.P.	Wilmington	U.S.A.	500,000	USD	33.94	CNH America LLC	40.000	
New Holland Finance Ltd	Basingstoke	United Kingdom	2,900,000	GBP	41.58	CNH Global N.V.	49.000	
New Holland HFT Japan Inc.	Sapporo	Japan	240,000,000	JPY	42.43	CNH Global N.V.	50.000	
New Holland Trakmak Traktor A.S.	Izmir	Turkey	800,000,000,000	TRL	31.82	CNH Global N.V.	37.500	
Rathell Farm Equipment Company Inc.	Wilmington	U.S.A.	640,000	USD	36.71	CNH America LLC	43.266	
Sip-Mot S.A.	Zamosc	Poland	4,000,000	PLN	18.57	CNH Polska Sp. z o.o.	21.890	
Turk Traktor Ve Ziraat Makineleri A.S.	Ankara	Turkey	47,000,000,000,000	TRL	31.82	CNH Global N.V.	37.500	
Commercial Vehicles								
Afin Leasing AG	Vienna	Austria	1,500,000	EUR	40.00	Iveco International Trade Finance S.A.	40.000	
GEIE V.IV.RE	Boulogne	France	2	EUR	50.00	Iveco S.p.A.	50.000	
Haveco Automotive Transmission Co. Ltd.	Zhajiang	People's Rep.of China	200,010,000	CNY	33.33	Iveco S.p.A.	33.333	
Iveco Uralaz Ltd.	Miass	Russia	65,255,056	RUR	33.33	Iveco S.p.A.	33.330	
Iveco-Motor Sich, Inc.	Zaporozhye	Ukraine	26,568,000	UAK	38.62	Iveco S.p.A.	38.618	46.493
Machen-Iveco Holding S.A.	Luxembourg	Luxembourg	26,000,000	GBP	30.00	Iveco S.p.A.	30.000	
Naveco Ltd.	Nanjing	People's Rep.of China	2,527,000,000	CNY	50.00	Iveco S.p.A.	50.000	
Otoyol Pazarlama A.S.	Samandira-Kartal/Istanbul	Turkey	1,590,000,000,000	TRL	27.00	Iveco S.p.A.	27.000	
Otoyol Sanayi A.S.	Samandira-Kartal/Istanbul	Turkey	35,353,075,970,007	TRL	27.00	Iveco S.p.A.	27.000	
Transolver Finance Establecimiento Financiero de Credito S.A.	Madrid	Spain	9,315,500	EUR	50.00	Iveco S.p.A.	50.000	
V.IVE.RE Gruppo Europeo di Interesse Economico	Turin	Italy	2	EUR	50.00	Iveco S.p.A.	50.000	

Associated companies valued by the equity method (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting
Components								
Mako Elektrik Sanay Ve Ticaret A.S.	Osmangazi Bursa	Turkey	16,500,000,000,000	TRL	43.00	Magneti Marelli Holding S.p.A.	43.000	
Production Systems								
Gerbi & Sciaky s.a.s.	Bonneuil Sur Marne	France	50,000	EUR	44.89	Comau Sciaky S.A.	45.000	
Gonzales Production Systems Inc.	Pontiac	U.S.A.	10,000	USD	49.00	Comau Pico Holdings Corporation	49.000	
G.P. Properties I L.L.C.	Pontiac	U.S.A.	10,000	USD	49.00	Comau Pico Holdings Corporation	49.000	
Metallurgical Products								
Hua Dong Teksid Automotive Foundry Co. Ltd.	Zhenjiang-Jangsu	People's Rep.of China	306,688,237	CNY	40.24	Teksid S.p.A.	50.000	
Nanjing Teksid Iron Foundry Co. Ltd.	Nanjing	People's Rep.of China	199,617,600	CNY	40.24	Teksid S.p.A.	50.000	
Services								
Global Value Services S.p.A.	Turin	Italy	10,730,000	EUR	50.00	Business Solutions S.p.A.	50.000	
Global Value Soluçoes Ltda	Nova Lima	Brazil	2,000	BRL	50.00	Business Solutions do Brasil Ltda	50.000	
Global Value Solutions S.p.A.	Turin	Italy	270,000	EUR	50.00	Business Solutions S.p.A.	50.000	
Servizio Titoli S.p.A.	Turin	Italy	126,000	EUR	27.24	Business Solutions S.p.A.	27.238	
S.I.NO.DO. - Sistema Informativo Normativa Doganale in liq.	Turin	Italy	77,469	EUR	50.00	Servizi e Attività Doganali per l'Industria S.p.A.	50.000	
Publishing and Communications								
Editalia S.r.l.	Caserta	Italy	2,868,918	EUR	45.00	Editrice La Stampa S.p.A.	45.000	
Editoriale Corriere Romagna S.r.l.	Forlì	Italy	2,856,000	EUR	40.00	Editrice La Stampa S.p.A.	40.000	
Edizioni Dost S.r.l.	Bologna	Italy	1,042,914	EUR	40.00	Editrice La Stampa S.p.A.	40.000	
Società Editrice Mercantile S.r.l.	Genoa	Italy	4,247,000	EUR	40.00	Editrice La Stampa S.p.A.	40.000	
Miscellaneous and Holding companies								
IPI S.p.A.	Turin	Italy	40,784,134	EUR	10.00	Fiat Partecipazioni S.p.A.	10.000	
Italenergia Bis S.p.A.	Turin	Italy	906,624,000	EUR	24.61	Fiat Energia S.r.l.	24.613	
Livingstone Motor Assemblers Ltd.	Livingstone	Zambia	20,000,000	ZMK	20.00	Fiat Partecipazioni S.p.A.	20.000	
Lombard Bank Malta PLC	Valletta	Malta	1,980,000	MTL	26.85	BUC - Banca Unione di Credito	26.845	
Rizzoli Corriere della Sera MediaGroup S.p.A.	Milan	Italy	762,019,050	EUR	9.80	Fiat Partecipazioni S.p.A.	9.797	10.189
Rubattino 87 S.r.l.	Milan	Italy	10,845,400	EUR	30.59	Fiat Partecipazioni S.p.A.	30.589	

Associated companies valued at cost

Name	Registered office	Country	Capital stock	Currency	% of Group consoli- dation	Interest held by	% interest held	% of voting rights
Automobiles								
Car City Club S.r.l.	Turin	Italy	110,000	EUR	29.70	Savarent Società per Azioni	33.000	
Consorzio per la Reindustrializzazione dell'area di Arese S.c.r.l.	Arese	Italy	1,020,000	EUR	27.00	Fiat Auto S.p.A.	30.000	
Fabrication Automobiles de Tiaret SpA	Wilaya de Tiaret	Algeria	1,225,000,000	DZD	32.91	Fiat Auto S.p.A.	36.571	
G.E.I.E. Gisevel	Paris	France	15,200	EUR	45.00	Fiat Auto (France) S.A.	50.000	
G.E.I.E.-Sevelind	Paris	France	15,200	EUR	45.00	Fiat Auto (France) S.A.	50.000	
N. Technology S.p.A.	Chivasso	Italy	1,500,000	EUR	18.00	Fiat Auto S.p.A.	20.000	
Commercial Vehicles								
Atlas Vehicules Industriels S.A.	Casablanca	Morocco	2,200,000	MAD	48.97	Iveco S.p.A.	48.973	
CBC-Iveco Ltd.	Changzhou	People's Rep.of China	664,000,000	CNY	50.00	Iveco S.p.A.	50.000	
Consorzio Iveco Fiat-Oto Melara	Rome	Italy	51,646	EUR	50.00	Iveco S.p.A.	50.000	
Elettronica Trasporti Commerciali S.r.l. (Eltrac S.r.l.)	Turin	Italy	109,200	EUR	50.00	Iveco S.p.A.	50.000	
Sotra S.A.	Abidijan	Ivory Coast	3,000,000,000	XAF	39.80	Irisbus France S.A.	39.800	
Zastava-Kamioni D.O.O.	Kragujevac	Yugoslavia	1,673,505,893	YUM	33.68	Iveco S.p.A.	33.677	
Ferrari and Maserati								
GPWC Holdings B.V.	Amsterdam	Netherlands	2,500,000	EUR	11.20	Ferrari S.p.A.	20.000	
Components								
Flexider S.p.A.	Turin	Italy	4,131,655	EUR	25.00	Magneti Marelli Holding S.p.A.	25.000	
Gulf Carosserie India Limited	Worli	India	5,000,000	INR	20.00	Magneti Marelli Holding S.p.A.	20.000	
Mars Seal Private Limited	Mumbai	India	400,000	INR	23.97	Magneti Marelli France S.A.	24.000	
Matay Otomotiv Yan Sanay Ve Ticaret A.S.	Istanbul	Turkey	855,000,000,000	TRL	28.00	Magneti Marelli Holding S.p.A.	28.000	
M.I.P. Master imprese Politecnico	Milan	Italy	20,658	EUR	50.00	Magneti Marelli Holding S.p.A.	50.000	
Parades GEIE	Milan	Italy	216,900	EUR	33.33	Magneti Marelli Powertrain S.p.A.	33.330	
Production Systems								
Consorzio Fermag	Rome	Italy	144,608	EUR	40.00	Comau S.p.A.	40.000	
Consorzio Generazione Forme-CO.GE.F.	San Mauro Torinese	Italy	15,494	EUR	33.33	Comau S.p.A.	33.333	
Metallurgical Products								
S.A.S.-Società Assofond Servizi S.r.l.	Trezzano sul Naviglio	Italy	520,000	EUR	16.10	Teksid S.p.A.	20.000	
Servicios Industriales Parque Fundidores S.de r.l. de C.V.	São Pedro	Mexico	10,000	MXN	20.12	Teksid Hierro de Mexico S.A. de C.V.	33.330	
Services								
Niugarit.Promocao e Desenvolvimiento de Actividades Industriais em Cooperacao Ltda	Lisbon	Portugal	49,880	EUR	29.97	Fast-Buyer S.p.A.	30.000	
S.I.MA.GEST2 Società Consortile a Responsabilità Limitata	Zola Predosa	Italy	50,000	EUR	30.00	Ingest Facility S.p.A.	30.000	
Società Cooperativa Delta Più r.l. in liquidation	Trieste	Italy	44,865	EUR	34.48	Cromos Consulenza e Formazione S.r.l. in liquidation	46.000	
Miscellaneous and Holding companies								
Agenzia Internazionalizzazione Imprese Torino S.r.l. in l.	Turin	Italy	102,000	EUR	35.00	Fiat Partecipazioni S.p.A.	35.000	
Alcmena S.a.r.l.	Luxembourg	Luxembourg	5,000,000	EUR	20.00	BUC - Banca Unione di Credito	20.000	
Ciosa S.p.A. in liq.	Milan	Italy	516	EUR	25.00	Fiat Partecipazioni S.p.A.	25.000	
Concordia Finance S.A.	Luxembourg	Luxembourg	12,900,000	EUR	30.00	Fiat Netherlands Holding N.V.	30.000	
CONFORM - Consorzio Formazione Manageriale	Avellino	Italy	51,600	EUR	48.18	Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	35.000	
						Isvor Knowledge System S.p.A.	15.000	

Associated companies valued at cost (continued)

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Consorzio Oto-BPD in liq.	Aulla	Italy	103,291	EUR	50.00	Fiat Partecipazioni S.p.A.	50.000	
Consorzio Parco Industriale di Chivasso	Chivasso	Italy	51,650	EUR	23.10	Fiat Partecipazioni S.p.A.	23.100	
Consorzio per lo Sviluppo delle Aziende Fornitrici	Turin	Italy	250,741	EUR	28.31	Case New Holland Italia s.p.a.	10.299	
						Fiat Auto S.p.A.	10.299	
						Iveco S.p.A.	10.299	
Consorzio Prode	Naples	Italy	51,644	EUR	45.57	Elasis-Società Consortile per Azioni	50.000	
Consorzio Scire	Pomigliano d'Arco	Italy	51,644	EUR	45.57	Elasis-Società Consortile per Azioni	50.000	
Consorzio Scuola Superiore per l'Alta Formazione Universitaria Federico II	Naples	Italy	127,500	EUR	18.23	Elasis-Società Consortile per Azioni	20.000	
Expo 2000 - S.p.A.	Turin	Italy	2,828,750	EUR	24.50	Fiat Partecipazioni S.p.A.	24.498	
FMA-Consultoria e Negocios Ltda	São Paulo	Brazil	1	BRL	50.00	Fiat do Brasil S.A.	50.000	
Giraglia Immobiliare S.p.A.	Milan	Italy	3,500,000	EUR	28.24	Fiat Partecipazioni S.p.A.	28.240	
Immobiliare Novoli S.p.A.	Florence	Italy	20,640,000	EUR	40.00	Fiat Partecipazioni S.p.A.	40.000	
Interfinanziaria S.A.	Paradiso	Switzerland	1,000,000	CHF	33.33	IHF-Internazionale Holding Fiat S.A.	33.330	
Italpark-Società per Infrastrutture Ausiliarie di Trasporti S.p.A. in liq.	Rome	Italy	247,899	EUR	29.00	Fiat Partecipazioni S.p.A.	29.000	
Le Monde Europe S.A.	Paris	France	3,658,800	EUR	32.00	La Stampa Europe SAS	32.000	
Le Monde Presse S.A.	Paris	France	7,327,930	EUR	27.28	La Stampa Europe SAS	27.277	
Maire Investimenti S.p.A.	Rome	Italy	7,857,143	EUR	30.00	Fiat Partecipazioni S.p.A.	30.000	
MB Venture Capital Fund I N.V.	Amsterdam	Netherlands	50,000	EUR	45.00	Fiat Partecipazioni S.p.A.	45.000	
Motorcity Park S.r.l.	Milan	Italy	3,112,463	EUR	40.00	Fiat Partecipazioni S.p.A.	40.000	
Nuova Didactica S.c. a r.l.	Modena	Italy	112,200	EUR	19.58	Ferrari S.p.A.	16.364	
						Case New Holland Italia s.p.a.	12.273	
Presse Europe Regions S.A.	Paris	France	62,087,232	EUR	25.28	La Stampa Europe SAS	25.280	
QSF Qualità Servizi Formazione GEIE	Turin	Italy	10,329	EUR	23.85	Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	25.000	
Tecnologie per il Calcolo Numerico-Centro Superiore di Formazione S.c. a r.l.	Trento	Italy	100,000	EUR	23.46	C.R.F. Società Consortile per Azioni	25.000	
Zetesis S.p.A.	Milan	Italy	494,000	EUR	40.00	Fiat Partecipazioni S.p.A.	40.000	

Other companies pursuant to Article 126 of Consob Regulations - Resolution No. 11971

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Agricultural and Construction Equipment								
Lubelska Fabryka Maszyn Rolniczych S.A.	Lublin	Poland	13,000,000	PLN	15.66	CNH Polska Sp. z o.o.	18.460	
Plast-Form Sp. z o.o.	Lublin	Poland	2,090,000	PLN	10.15	CNH Polska Sp. z o.o.	11.962	
Polagris S.A.	Pikieliszki	Lithuania	1,133,400	LTT	9.38	CNH Polska Sp. z o.o.	11.054	
Commercial Vehicles								
Consorzio Bolzano Energia	Bolzano	Italy	12,000	EUR	16.67	Iveco S.p.A.	16.667	
Consorzio Spike	Genoa	Italy	90,380	EUR	15.00	Iveco S.p.A.	15.000	
Trucks & Bus Company	Tajoura	Libya	87,000,000	LYD	17.24	Iveco Pegaso S.L.	17.241	
Components								
Consorzio U.L.I.S.S.E.	Rome	Italy	227,241	EUR	11.36	Magneti Marelli Holding S.p.A.	11.360	
Services								
Byte Software House - S.p.A.	Turin	Italy	4,215,000	EUR	17.79	Business Solutions S.p.A.	17.794	
Consorzio Topix	Turin	Italy	932,000	EUR	11.23	Atlanet S.p.A.	11.230	
H.R.O. Polska Sp. z o.o.	Bielsko-Biala	Poland	400,000	PLN	18.00	Business Solutions Polska Sp. z o.o.	18.000	
We-Cube.Com S.p.A.	Turin	Italy	666,668	EUR	14.79	Business Solutions S.p.A.	14.790	
Miscellaneous and Holding companies								
Ascai Servizi S.r.l.	Rome	Italy	73,337	EUR	13.44	Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	14.085	
Consorzio Sorore	Siena	Italy	9,296	EUR	16.66	Fiat Partecipazioni S.p.A.	16.663	
Consorzio Technapoli	Naples	Italy	1,626,855	EUR	10.13	Elasis-Società Consortile per Azioni	11.110	
Ercole Marelli e C. S.p.A.	Milan	Italy	9,633,000	EUR	13.00	Fiat Partecipazioni S.p.A.	13.000	
Euromedia Luxembourg One S.A.	Luxembourg	Luxembourg	52,500,000	USD	14.29	Fiat Netherlands Holding N.V.	14.286	
Fin.Priv. S.r.l.	Milan	Italy	20,000	EUR	14.29	Fiat S.p.A.	14.285	
Gas Turbine Technologies S.p.A.	Turin	Italy	5,000,000	EUR	15.00	Fiat Partecipazioni S.p.A.	15.000	
I.M. Intermetro S.p.A.	Rome	Italy	2,461,320	EUR	12.50	Fiat Partecipazioni S.p.A.	12.500	
IRCC-Istituto per la Ricerca e la Cura del Cancro-Torino S.p.A.	Turin	Italy	15,500,000	EUR	19.36	Fiat S.p.A.	19.355	
Istituto Europeo di Oncologia S.r.l.	Milan	Italy	106,500,000	EUR	10.90	Fiat S.p.A.	10.903	
Ixfin Automotive S.p.A.	Naples	Italy	60,000,000	EUR	0.00	Fiat Netherlands Holding N.V.	0.000	100.000 (*)
Lingotto S.p.A.	Turin	Italy	17,264,000	EUR	17.02	Fiat Partecipazioni S.p.A.	17.019	
Selvi & Cie S.A.	Geneva	Switzerland	2,400,000	CHF	16.67	BUC - Banca Unione di Credito	16.666	
Société Anonyme Technique Immobilière et Financière de la Sadim (S.A.T.I.F.)	Monaco	Princ.of Monaco	750,000	EUR	12.60	Fiat Partecipazioni S.p.A.	12.600	

(*) *Voting right granted by pledge*

Report of the External Auditors on the Review of the Six-Month Report as of June 30, 2004

(Translation from the Original Issued in Italian)

To the Shareholders of Fiat S.p.A.

1. We have performed a review of the interim consolidated financial statements and related notes included in the six-month report as of June 30, 2004 of Fiat S.p.A. and subsidiaries (the "Fiat Group"). We have also read the other parts of the report containing information on the results of operations with the sole purpose of verifying the consistency thereof with the interim consolidated financial statements and related notes.

2. Our review was made in accordance with the criteria for such reviews recommended by the Italian Regulatory Commission for Companies and the Stock Exchange ("CONSOB") in Resolution no. 10867 of July 31, 1997. The review of the six-month data of certain subsidiaries, the total assets and revenues of which represent approximately 3% and 5% respectively of the consolidated amounts, has been performed by other auditing firms, whose reports have been furnished to us. Our review consisted principally of obtaining information regarding the items reported in the interim financial statements and the consistency of the valuation criteria applied through discussion with company management and the performance of analytical procedures on the data contained in the financial statements. Our review did not include certain audit procedures such as compliance tests and substantive tests of assets and liabilities and was significantly less in scope than an audit conducted in accordance with generally accepted auditing standards. As a consequence, unlike the auditors' report accompanying the annual consolidated financial statements, we do not express an audit opinion on the six-month report.

3. With regard to the comparative information related to the prior year six-month report and to the annual consolidated financial statements, reference should be made to our reports issued on September 11, 2003 and on April 8, 2004, respectively.

4. Based on our review, we are not aware of any material modifications or additions that should be made to the interim consolidated financial statements and related notes identified in paragraph I. of this report, for them to be in conformity with the reporting standards set out in the CONSOB regulation related to six-month reports as approved by Resolution no. 11971 of May 14, 1999 and subsequent amendments.

Turin, Italy

September 10, 2004

Deloitte & Touche S.p.A.

Colin Johnston - Partner

The six-month report has been translated into English from the original version in Italian. It has been prepared in accordance with the CONSOB regulation related to interim reports, interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Italy, may not conform with generally accepted accounting principles in other countries.